As filed with the Securities and Exchange Commission on April 27, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NBC Acquisition Corp.

(Exact Name Of Each Registrant as Specified in Its Charter)

Delaware	6719	47-0793347
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Mark W. Oppegard

Chief Executive Officer and President
NBC Acquisition Corp.
4700 South 19th Street
Lincoln, NE 68501-0529
402-421-7300
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies to:

Johan V. Brigham, Esq.

Bingham McCutchen LLP
150 Federal Street
Boston, MA 02110
617-951-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Unit(1)	Offering Price(1)	Registration Fee

11% Senior Discount Notes Due 2013	$77,000,000	64.947%(1)	$50,009,190	$6,336.16

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 27, 2004

PROSPECTUS

NBC Acquisition Corp.

Offer to exchange $77,000,000 principal amount of 11% Senior Discount Notes due 2013, for $77,000,000 principal amount of 11% Senior Discount Notes due 2013, which have been registered under the Securities Act of 1933

We are offering to exchange all of our outstanding 11% senior discount notes due 2013, which we refer to as the old notes, for our registered 11% senior discount notes due 2013, which we refer to as the exchange notes. The terms of the exchange notes are substantially identical to the terms of the old notes except that the exchange notes have been registered under the Securities Act of 1933 and, therefore, are freely transferable. The exchange notes will represent the same debt as the old notes, and we will issue the exchange notes under the same indenture.

The exchange offer

•	We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2004, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of old notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

The exchange notes

•	The exchange notes are being offered in order to satisfy certain of our obligations under the registration rights agreement entered into in connection with the placement of the old notes.

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the old notes, except that the exchange notes will be freely tradeable, except in the limited circumstances described below.

•	The exchange notes will rank equally in right of payment to all of our existing and future senior debt and senior in right of payment to all of our existing and future subordinated debt. The notes will be effectively subordinated to all existing and future debt of our existing and future subsidiaries, including Nebraska Book Company, Inc.

Resale of exchange notes

•	There is no established trading market for the exchange notes, and we do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Participating in the exchange offer involves risks.

See “Risk factors” beginning on page 17.

Neither the Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of the securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

We have not authorized any person to give any information or to make any representation other than those contained in this prospectus. You must not rely upon any unauthorized information or representation. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation.

Page

Summary	1
Summary financial information	14
Risk factors	17
The Transaction	25
Use of proceeds	27
Capitalization	28
Unaudited pro forma condensed consolidated financial information	29
Selected historical consolidated financial and other data	37
Management’s discussion and analysis of financial condition and results of operations	40
Business	55
Executive officers and members of board of directors	73

Ownership of certain beneficial owners and management	78
Related party transactions	80
The exchange offer	80
Description of capital stock	92
Description of other indebtedness	92
Description of the notes	96
Material United States federal tax consequences	146
Certain ERISA considerations	154
Book-entry settlement and clearance	155
Plan of distribution	157
Legal matters	158
Experts	158
Documents incorporated by reference	159
Available information	159
Index to financial statements	F-1

Agreement and Plan of Merger
Amendment No. 1 to Agreement and Plan of Merger
Stock Purchase Agreement
Supplemental Indenture
Indenture
Second Supplemental Indenture
Indenture
Opinion and Consent of Bingham McCutchen LLP
Amended and Restated Credit Agreement
Amended/Restated Guarantee & Collateral Agreement
Purchase Agreement
Purchase Agreement
Registration Rights Agreement
Registration Rights Agreement
2004 Stock Option Plan
Statements Regarding Computation of Ratios
Subsidiaries
Consent of Deloitte & Touche LLP
Form T-1 Statement of Eligibility of Trustee
Form of Letter of Transmittal
Form of Notice of Guaranteed Delivery
Form of Letter to Clients
Form of Broker-Dealer Letter
Form of Exchange Agreement

Industry and market data

This prospectus includes market share and industry data and forecasts that we obtained from industry publications and internal company surveys. We cannot assure you as to the accuracy or completeness of information included in industry publications. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions that these sources rely upon. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk factors” in this prospectus.

Forward-looking statements

This prospectus includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

The following listing represents some, but not necessarily all, of the factors that may cause actual results to differ from those anticipated or predicted:

•	increased competition;

•	ability to acquire college bookstores and integrate them;

•	inability to purchase a sufficient supply of used textbooks;

•	loss or retirement of key members of management;

•	changes in pricing of new or used textbooks;

•	seasonality of our wholesale and bookstore operations;

•	limits on cash flow available for our operations resulting from our level of indebtedness;

ii

•	increases in our cost of borrowing or inability or unavailability of additional debt or equity capital; and

•	changes in general economic conditions or in the markets in which we compete or may, from time to time, compete.

You should also read carefully the factors described in the “Risk factors” section of this prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

Any forward-looking statements that we make in this prospectus speak only as of the date of those statements, and we undertake no obligation to update them. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

iii

Summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. In this prospectus, the term “Holdings” refers to NBC Acquisition Corp., the term “Nebraska Book” refers to Nebraska Book Company, Inc., a wholly owned subsidiary of Holdings, the term “New Holdings” refers to NBC Holdings Corp., Holdings’ parent, and the terms “we,” “our,” “ours,” “us” and “company” refer collectively to Holdings and its subsidiaries, including Nebraska Book, except where otherwise indicated. Unless otherwise noted, all market data presented in this prospectus is based on our research and estimates and all financial information presented for wholesale, college bookstores and services operations include intercompany sales. References in this prospectus to “fiscal year” or “fiscal” refer to our financial reporting years ending on March 31 in each calendar year.

Our company

We are one of the largest wholesale distributors of used college textbooks in North America, offering approximately 95,000 textbook titles and selling more than 7.7 million books annually primarily to college campuses located in the United States. In addition, as of December 31, 2003, we owned or managed 113 bookstores on or adjacent to college campuses through which we sell a variety of new and used textbooks and general merchandise. We are also a leading provider of distance education materials to students in nontraditional courses, which include correspondence and corporate education courses. Furthermore, we provide the college bookstore industry with a variety of products and services including e-commerce software and services, buying programs, proprietary information systems and marketing and store design services. With origins dating to 1915, we have built a consistent reputation for excellence in order fulfillment, shipping performance and customer service. For the twelve months ended January 31, 2004, our consolidated revenues were $396.9 million.

We entered the wholesale used textbook market following World War II, when the supply of new textbooks could not meet the demand created by the return of ex-GI students. In 1964, we became a national, rather than regional, wholesaler of used textbooks as a result of our purchase of The College Book Company of California. During the 1970s, we continued our focus on the wholesale business. However, realizing the synergies that exist between wholesale operations and college bookstore operations, in the 1980s we expanded our efforts in the college bookstore market under a revised strategy. Under this strategy, we operate bookstores on or near larger college campuses, typically where the institution-owned college bookstore is contract-managed by a competitor or where we do not have a significant wholesale presence. Today, we service the college bookstore industry through our Textbook, Bookstore and Complementary Services Divisions (which encompasses our Other Complementary Services Division and our Distance Education Division).

Textbook Division. We are one of the largest wholesale distributors of used college textbooks in North America. Our Textbook Division consists primarily of selling used textbooks to college bookstores, and then buying them back from students or college bookstores at the end of each school semester and reselling them to college bookstores. We purchase used textbooks from and resell them to college bookstores at many of the nation’s largest college campuses, including: University of Texas, University of Southern California, Indiana University, San Diego State University, University of Washington, and University of Minnesota. Historically, the amount of sales within the Textbook Division has been determined primarily by the amount of used textbooks that we are able to purchase. This occurred because the demand for used textbooks has consistently outpaced supply. Our strong relationships with the management of college bookstores nationwide have provided important access to valuable market information regarding the campus-by-campus supply and demand of textbooks, as well as an ability to procure large quantities of a wide variety of textbooks. We also publish an internally-developed Buyer’s Guide for our Textbook Division customers. This guide lists details such as author, new copy retail price, and our repurchase price for over 47,000 textbook titles.

Bookstore Division. College bookstores are the primary outlets for sales of new and used textbooks to students. As of December 31, 2003, we operated 113 college bookstores on or adjacent to college campuses. Of these 113 bookstores, 19 stores were leased from the educational institution that they served. Our college bookstores are located at some of the nation’s largest college campuses including: University of Nebraska, University of Michigan, University of Maryland, Arizona State University, Pennsylvania State University, University of Kansas, Michigan State University, University of California— Berkeley, Texas A&M University, University of Florida, and University of Tennessee. In addition to generating profits, our Bookstore Division provides an exclusive source of used textbooks for sale across our wholesale distribution network.

Complementary Services Division. With our acquisition of Specialty Books, Inc. in May 1997, we entered the distance education market, which consists of providing education materials to students in nontraditional college and other courses (such as correspondence courses, continuing and corporate education courses and courses offered through electronic media such as the Internet). Other services offered to college bookstores include the sale of computer hardware and software, such as our turnkey bookstore management software, and related maintenance contracts. We have developed and acquired our e-commerce technologies that allow college bookstores to sell textbooks and other merchandise through college bookstore websites. We also provide the college bookstore industry with buying programs and marketing and store design services.

Competitive strengths

We believe we benefit from the following competitive advantages that have helped us to increase revenues and operating profitability and to maintain market leadership as a provider of products and services to the college market:

Established, leading market position. As one of the leading wholesale distributors of used college textbooks in the United States, with a market share of approximately 25-30%, we enjoy several operating advantages including the ability to develop and maintain one of the nation’s most extensive used textbook order fulfillment systems and to gather valuable market information regarding the campus-by-campus supply and demand of textbooks.

We believe that the combination of the above with our national scale, long-standing reputation, proprietary supply sources, superior product knowledge and broad service platform represent high barriers to competitive entry. We also believe that the fragmented and relationship-driven college bookstore industry makes it difficult for a competitor to displace us from markets where we have established relationships.

Long-standing and diverse customer relationships. Our long-standing commitment to provide superior products and services to our customers has resulted in strong relationships (many spanning over 30 years) with the colleges and universities that we serve. These relationships with over 2,500 college bookstores nationwide provide us with the scale to buy and sell textbooks on multiple campuses to reduce inventory risk and take advantage of supply and demand imbalances from one campus to another. Additionally, our strong relationships with the management of college bookstores nationwide provide important access to valuable market information regarding the campus-by-campus supply and demand of textbooks, as well as an ability to procure large quantities of a wide variety of textbooks. By maintaining such a substantial number of relationships, our largest wholesale customer as of March 31, 2003, accounted for less than 1% of total revenues and the top 25 wholesale customers accounted for less than 6% of total revenues.

Attractive industry trends. The college bookstore industry consists of more than 4,800 stores servicing more than 4,100 institutions of higher education in North America. The United States Department of Education projects that total enrollment in United States colleges will increase from 15.1 million in 2000 to 16.9 million in 2009. Based on these projections, we believe that the college bookstore industry remains strong, generating annual sales of approximately $11.1 billion to college students and other consumers in North America. As a market leader, we believe that we are well positioned to capitalize on these favorable trends.

Proven growth and profitability. As a result of our leadership position in the used textbook market and the strong inherent growth characteristics of the college demographic, we have been able to achieve a consistent long-term pattern of strong growth in revenues and EBITDA. Over the past 20 years, we have experienced a compound annual growth rate of approximately 11.5% in revenues and have consistently posted year-over-year increases, even during recessionary periods.

Comprehensive pricing and buying guide. We publish a Buyer’s Guide that lists over 47,000 textbook titles with such details as author, new copy retail price, and our repurchase price. Our Buyer’s Guide provides college bookstores with the capability to access virtually all significant textbook information and features the best buyback pricing available. The Buyer’s Guide serves as a valuable tool to our customers in actively managing inventory and supply. We update and reprint the Buyer’s Guide nine times each year and make it available in both print and various electronic formats. A staff of dedicated professionals gathers information from all over the country in order to make the Buyer’s Guide into what we believe to be the most comprehensive and up-to-date pricing and buying aid for college bookstores.

Established e-commerce technology. We have established ourselves as a leading e-commerce platform for college bookstores with over 525 stores licensing our technology via CampusHub. Our approach is strategically different than other industry competitors that typically use the Internet to establish websites designed to sell textbooks or other merchandise directly to students, not only by-passing the traditional college bookstore but also competing with it. Our e-commerce technologies allow us to partner with college bookstores to sell textbooks and other merchandise through their websites. Our approach and our technology allow us to further enhance our relationships with our customers and provide us with the opportunity to diversify our revenue stream.

Experienced senior management team. Our senior management team consists of professionals with significant experience within our company and the college bookstore industry. Our President and Chief Executive Officer, Mark Oppegard, has over 34 years of experience with us. On average, our top managers have 17 years of experience with us. Our management team has demonstrated their ability to successfully operate our company in a leveraged environment and has a proven track record in improving profitability, establishing new and maintaining existing customer relationships and generating cash flow to reduce debt.

Business strategy

Our objective is to strengthen our position as a leading provider of products and services to the college bookstore market, thereby increasing revenue and cash flow. In order to accomplish our goal, we will continue to pursue the following strategies:

Enhance growth in the Textbook Division. We expect the stable growth of our Textbook Division to continue, primarily as a result of an expected increase in college enrollments and the continued desirability of used textbooks, as well as the expansion of our own college bookstore network. Additionally, we continue to develop an enhanced commission structure, through programs such as our Advantage Program and Partnership Program, that rewards customers who make a long-term commitment to supplying us with a large portion of their textbooks. Finally, we are strengthening our marketing campaign to increase student awareness of the benefits of buying and selling used textbooks.

Capitalize on college bookstore opportunities. We intend to increase revenues for our college bookstore operations by acquiring, opening or contract-managing additional bookstores at selected college campuses and offering additional specialty products and services at our existing bookstores. We evaluate each new bookstore acquisition opportunity against our own internal criteria and benchmarks. We also intend to increase same-store sales growth through a more coordinated effort to implement best practices across our entire bookstore network. Finally, we believe there are opportunities to improve cash flow at our bookstores by reducing certain selling, general and administrative expenses.

Continued growth in distance education program. The distance education market continues to grow due to the increased popularity of correspondence courses, continuing and corporate education courses and courses offered through electronic media such as the Internet. Through Specialty Books, Inc., we believe that we are well positioned to take advantage of this growth trend.

Increased market penetration through technology. We intend to continue generating incremental revenue through the sale of our turnkey bookstore management software. The installation of this software, along with e-commerce technology offered through CampusHub, a division within our Complementary Services Division, also increases the channels through which we can access the college and university market.

Expansion of marketing services program. It is very difficult for traditional vendors to access the highly fragmented college and university market in an efficient manner. Our marketing services program provides vendors with efficient access to the college and university market through our distribution channels. We intend to expand this program by establishing arrangements with major national vendors.

Recent developments

For the unaudited ten-month period ended January 31, 2004, our revenues were $373.1 million compared to $346.7 million for the same period of 2003, an increase of $26.4 million, or 7.6%. This increase is primarily attributable to increased revenues at the Bookstore and Complementary Services Divisions. For the unaudited twelve-month period ended January 31, 2004, our revenues were $396.9 million. For the twelve-month period ended January 31, 2004, our revenues for our Textbook Division were $131.4 million, our Bookstore Division were $237.2 million, our Complementary Services Division were $53.3 million, and we had Intercompany eliminations of $25.0 million.

Due to the seasonality in our business, our working capital requirements fluctuate with our two main buying cycles. Over the past two years, the month of March (when we expect to close the Transaction (as defined below)) has been approximately $6-$12 million below our average monthly net working capital (defined as accounts receivable plus inventory less accounts payable). We also have maintained approximately $20-$25 million of average monthly cash balances after adjusting for excess cash of $24.4 million remaining after the dividend payment and refinancing in December 2003. We expect a similar cash balance at closing after giving effect to the Transaction. Such cash balance at closing may differ as a result of seasonal working capital.

Our unaudited results for the ten-month periods ended January 31, 2003 and 2004, as well as for the twelve-month period ended January 31, 2004, are set forth in the table below:

		Ten months		12 months
	Year ended	ended January 31,		ended
	March 31,			January 31,
(Dollars in thousands)	2003	2003	2004	2004

Statement of operations data:
Revenues	$370,510	$346,686	$373,070	$396,893

Gross profit	146,022	130,588	142,288	157,721
Operating expenses:
Selling, general, and administrative expenses	90,391	74,188	82,820	99,023
Depreciation	2,988	2,584	2,655	3,059
Amortization	644	535	1,043	1,151
Stock compensation costs	—	—	186	186

Income from operations	51,999	53,281	55,584	54,302
Other expenses (income):
Interest expense	22,192	18,899	18,879	22,172
Interest income	(360)	(222)	(244)	(382)
(Gain) loss on derivative instruments	156	181	(57)	(82)

Income before income taxes	30,011	34,423	37,006	32,594
Income tax expense	12,232	13,961	15,013	13,283

Net income	$17,779	$20,462	$21,993	$19,311

Other data:
EBITDA(1)	$55,631	$56,400	$59,282	$58,512
Capital expenditures	3,708	3,227	3,156	3,636
Business acquisition expenditures(2)	1,389	852	2,355	2,893

(1)	EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. (Gain) loss on derivative instruments is considered a component of interest in the EBITDA computation. Our existing senior subordinated notes and existing senior credit facility also use EBITDA, as defined in those agreements, for certain financial covenants. EBITDA does not represent and should not be considered as alternatives to net cash flows from operating activities as determined by GAAP, and EBITDA does not necessarily indicate whether cash flows will be sufficient for cash requirements. Items excluded from EBITDA, such as interest, taxes, depreciation and amortization, are significant components in understanding and assessing our financial performance. EBITDA measures presented may not be comparable to similarly titled measures presented by other companies. The following is a reconciliation of EBITDA with net cash flows from operating activities:

		Ten months ended
	Year ended	January 31,		12 months ended
	March 31,			January 31,
(Dollars in thousands)	2003	2003	2004	2004

EBITDA	$55,631	$56,400	$59,282	$58,512
Adjustments to reconcile EBITDA to net cash flows from operating activities:
Interest income	360	222	244	382
Provision for losses on accounts receivable	452	127	33	358
Cash paid for interest	(13,549)	(8,404)	(11,173)	(16,318)
Cash refunded (paid) for income taxes	(14,533)	(12,172)	(6,787)	(9,148)
(Gain) loss on disposal of assets	36	(2)	297	335
Changes in operating assets and liabilities, net of effect of acquisitions/disposals(3)	8,935	21,012	14,511	2,434

Net cash flows from operating activities	$37,332	$57,183	$56,407	$36,555

(a)	Loss on disposal of assets attributable to leasehold improvements abandoned when our bookstore at the University of Pittsburgh was relocated.

(b)	Incurred in conjunction with the purchase of 838 options outstanding to purchase shares of Holdings common stock associated with our recapitalization transaction in December 2003.

(c)	Costs associated with the consent solicitation in December 2003.

(d)	Adjustment to reflect a full twelve months of operations for TheCampusHub.com, Inc. which was acquired on July 1, 2003.

(e)	Adjustment to eliminate operations of bookstores closed during that period.

(2)	Business acquisition expenditures represent established businesses purchased by us.

(3)	Changes in operating assets and liabilities, net of effect of acquisitions/disposals includes the changes in the balances of receivables, inventories, prepaid expenses and other current assets, other assets, accounts payable, accrued employee compensation and benefits, accrued incentives, accrued expenses, deferred revenue, and other long-term liabilities.

The Distance Education Division’s largest customer has informed us that it intends to discontinue the use of our services for delivery of educational materials during the coming fiscal year. We estimate that revenue for services for this customer during the fiscal year ending March 31, 2004 will total approximately $23.0 million. We estimate that EBITDA as a percentage of revenue for this program is approximately 3-5%. We expect revenues from the Distance Education Division, after adjusting for the loss of this customer, to continue to grow.

The Transaction

We sold the old notes in connection with a transaction involving us and our subsidiary, Nebraska Book, as a result of which funds affiliated with Weston Presidio (which we generally refer to in this prospectus collectively as “Weston Presidio”) acquired substantially all of the outstanding capital stock of Holdings from its prior holders. Following the completion of the transaction, Weston Presidio beneficially owns approximately 84.4% of the outstanding capital stock of Holdings, on a fully diluted basis after giving effect to a new stock option pool, with the remainder being held by members of our management, among others.

The transaction was accomplished pursuant to, among other instruments, an Agreement and Plan of Merger, dated as of February 18, 2004, to which we are a party, together with Nebraska Book, NBC Holdings Corp., a corporation newly formed by Weston Presidio (“New Holdings”), and New NBC Acquisition Corp., a newly formed, wholly owned subsidiary of New Holdings.

The transaction was accomplished through a series of related steps and transactions, including the following:

•	Nebraska Book completed a refinancing of its old senior credit facility by a new senior credit facility of up to $230.0 million, consisting of:

•	a $180.0 million term loan facility with a maturity of 7 years that was drawn in full in connection with the consummation of the transaction; and

•	a $50.0 million revolving credit facility with a maturity of 5 years that was not drawn at the consummation of the transaction;

•	Nebraska Book completed the offering of $175.0 million principal amount of its old 8 5/8% senior subordinated notes due 2012;

•	we completed an offering of our old 11% senior discount notes due 2013 that generated gross proceeds to us of approximately $50.0 million;

•	Nebraska Book completed a cash tender offer for (or redemption of) all of its $110.0 million principal amount of outstanding 8 3/4% senior subordinated notes due 2008;

•	we completed a cash tender offer for (or redemption of) all of our $76.0 million principal amount of outstanding 10 3/4% senior discount notes due 2009;

•	Weston Presidio made an equity investment of approximately $27.5 million in New Holdings;

•	Weston Presidio and members of our management contributed 512,799 shares of our common stock to New Holdings in exchange for a like number of shares of New Holdings;

•	options to acquire 49,778 shares of our common stock held by members of our management were exchanged for options to acquire a like number of shares of New Holdings;

•	Weston Presidio purchased 36,455 shares of our common stock directly from its holders for approximately $9.1 million; and

•	a merger occurred, as a result of which our outstanding shares (other than any shares held by New Holdings or Weston Presidio), converted into the right to receive a portion of the merger consideration, and the shares of New NBC Acquisition Corp. converted into a like number of shares of our common stock.

Throughout this prospectus, we generally refer to all of the above steps and transactions that comprised the entire transaction, collectively, as the “Transaction.”

The chart below illustrates, in summary form, our corporate structure immediately after giving effect to the Transaction:

Management and ownership

Our eleven senior managers, led by Mark W. Oppegard, President, have an average of over 28 years of diverse experience in the college bookstore industry (of which an average of 17 years has been with us), as well as experience in managing within the constraints of a leveraged capital structure. Their experience within the college bookstore industry equips them with superior knowledge of our business, thereby enabling them to effectively manage the business and to position us to capitalize on opportunities within the industry. These senior executive officers and other current and former members of management reinvested an aggregate of approximately $11.9 million in New Holdings as part of the Transaction, which gave them beneficial ownership of approximately 15.6% of the common stock of Holdings, on a fully diluted basis after giving effect to a new stock option pool.

Weston Presidio was founded in 1991 and currently manages over $2.3 billion across all of its investment funds. Weston Presidio provides growth capital to companies in a wide range of industries, geographic locations and stages of development and, since 1991, has invested in over 75 companies. Weston Presidio’s investment team includes more than 20 professionals with over 130 years of venture capital experience and more than 150 years of other relevant industry and investment experience. The limited partners comprising Weston Presidio’s investment funds are experienced investors in the private equity industry.

The exchange offer

On March 4, 2004, we completed the private offering of $77,000,000 aggregate principal amount of old 11% senior discount notes due 2013 in a transaction exempt from registration under the Securities Act. On that date, we entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to deliver to you this prospectus as part of the exchange offer and we agreed to complete the exchange offer within 210 days after the date of original issuance of the old notes. The following summary of the exchange offer is not complete. For a more complete description of the terms of the exchange offer, see “The exchange offer.” You are entitled to exchange in the exchange offer your old notes for the exchange notes which are identical in all material respects to the old notes except:

•	the exchange notes have been registered under the Securities Act of 1933, as amended, and will not bear any legend restricting their transfer;

•	the exchange notes bear a different CUSIP number than the old notes; and

•	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement.

The exchange offer	We are offering to exchange up to $77,000,000 in aggregate principal amount of old notes for up to $77,000,000 aggregate principal amount of exchange notes. Old notes may be exchanged in integral multiples of $1,000.

Resale	Based upon interpretations by the staff of the SEC set forth in no-action letters issued to unrelated third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred to you without compliance with the registration and prospectus delivery requirements of the Securities Act of 1933, unless you:

• are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

• are a broker-dealer who purchased the old notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act of 1933;

• acquired the exchange notes other than in the ordinary course of your business; or

• have an arrangement with any person to engage in the distribution of exchange notes.

However, we have not submitted a no-action letter and there can be no assurance that the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2004, or on a later date and time if we decide to extend the exchange offer. We refer to the date on which the exchange offer will expire as the expiration date. We do not currently intend to extend the expiration date. A tender of old notes in the exchange offer may be withdrawn at any time before the expiration date. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration date or termination of the exchange offer.

Material conditions to exchange offer	The exchange offer is subject to customary conditions, which we may waive. See “The exchange offer— Material conditions to the exchange offer.”

Procedure for tendering old notes	The exchange offer will expire at 5:00 p.m., New York City time, on , 2004. If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

We will accept for exchange any and all old notes that are properly tendered in the exchange offer prior to the expiration date. The exchange notes issued in the exchange offer will be delivered promptly following the expiration date. See “The exchange offer— Material conditions to the exchange offer.”

Special procedures for beneficial owners	If you are the beneficial owner of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender in the exchange offer, you should contact the person in whose name your notes are registered and promptly instruct the person to tender on your behalf.

Guaranteed delivery procedures	If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal or to comply with the applicable procedures under DTC’s Automated Tender Offer Program before the expiration date, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under “The exchange offer— Guaranteed delivery procedures.”

Effect on holders of outstanding old notes	Once we complete the exchange of all validly tendered old notes pursuant to the terms of the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement, and, accordingly, there will be no additional interest paid on the old notes under the circumstances described in the registration rights agreement. If you are a holder of the old notes and you do not tender your old notes in the exchange offer, you will continue to hold the old notes and you will be entitled to all the rights and limitations applicable to the old notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the completion of the exchange offer.

We expect that the exchange of the exchange notes for old notes will have a material adverse effect on the trading market for the old notes.

Consequences of failure to exchange	All untendered old notes will continue to be subject to the restrictions on transfer provided for in the old notes and in the indenture. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the old notes under the Securities Act.

Material United States federal Tax consequences	The exchange of old notes for exchange notes in the exchange offer will not be a taxable exchange for United States federal income tax purposes. See “Material United States federal tax consequences” for a summary of the material United States federal income tax consequences of the exchange offer and the acquisition, ownership and disposition of the notes.

Use of proceeds	We will not receive any cash proceeds from the issuance of exchange notes in connection with the exchange offer.

Exchange agent	BNY Midwest Trust Company, the trustee under the indenture, is the exchange agent for the exchange offer. The address and telephone number for the exchange agent are provided in the section captioned “The exchange offer— Exchange agent.”

Terms of the exchange notes

The following summary is a summary of the terms of the exchange notes. For a more complete description, see “Description of notes”.

Issuer	NBC Acquisition Corp.

Securities offered	$77,000,000 aggregate principal amount at maturity of 11% Senior Discount Notes due 2013.

Maturity date	March 15, 2013.

Issue price	64.947%.

Interest	Prior to March 15, 2008, interest will accrue on the notes in the form of an increase in the accreted value of such notes. Thereafter, cash interest will accrue on the notes at the rate of 11% per annum from March 15, 2008, and accrued interest will be payable semi-annually on March 15 and September 15 of each year, commencing on September 15, 2008.

Original issue discount	The exchange notes are being offered with original issue discount for United States federal income tax purposes. Thus, although cash interest will not be payable on the notes prior to September 15, 2008, original issue discount will accrue from the issue date of the notes based on the yield to maturity of the notes and will generally be included in gross income (including for periods ending prior to March 15, 2008) for United States federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. See “Material United States federal tax consequences.”

Optional redemption	The exchange notes will be redeemable at our option, in whole or in part, at any time on and after March 15, 2008, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to the date of redemption. At any time prior to March 15, 2007, we may redeem up to 40% of the original principal amount at maturity of the exchange notes with the proceeds of one or more equity offerings at a redemption price of 111% of the accreted value of the exchange notes, together with accrued and unpaid interest, if any, to the date of redemption.

In addition, at any time prior to March 15, 2007, we may redeem the notes, in whole but not in part, following a change of control at a redemption price equal to 111% of the accreted value together with accrued and unpaid interest, if any, to the date of redemption.

Change of control	If we experience a change of control, we may be required to offer to purchase the exchange notes at a purchase price in cash equal to 101% of the accreted value of the exchange notes, plus accrued and unpaid interest, if any, to the date of purchase. We might not be able to pay you the required price of the exchange notes you present to us at the time of a change of control because the new senior credit facility or other indebtedness may prohibit payment or we might not have enough funds at that time.

Ranking	The exchange notes will be our unsecured, senior obligations and will:

• rank equally in right of payment to all of our existing and future senior debt;

• rank senior in right of payment to all of our existing and future subordinated debt; and

• be effectively subordinated in right of payment to all existing and future debt of our existing and future subsidiaries, including Nebraska Book.

Covenants	We will issue the notes under an indenture with BNY Midwest Trust Company, as trustee. The indenture will, among other things, limit our ability and the ability of our restricted subsidiaries to:

• incur additional debt;

• make distributions or redeem equity interests;

• sell assets;

• enter into agreements that restrict our ability and the ability of our subsidiaries to pay dividends;

• incur liens;

• merge or consolidate; and

• enter into transactions with our affiliates.

These covenants will be subject to a number of important exceptions and qualifications.

Absence of a public market	The exchange notes generally will be freely transferable but will also be new securities for which there will not initially be a market.

Accordingly, we cannot assure you that a market for the exchange notes will develop or as to the liquidity of any market. The initial purchasers in the private offering of the old notes have advised us that they currently intend to make a market in the exchange notes. However, they are not obligated to do so, and any market making with respect to the notes or the exchange notes may be discontinued at any time without notice. See “Plan of distribution.”

Use of proceeds	We will not receive any cash proceeds from the issuance of exchange notes in connection with the exchange offer.

Risk factors

Before deciding to tender your old notes in exchange for exchange notes pursuant to the exchange offer, you should consider carefully the information included in the “Risk factors” section as well as other information included in this prospectus.

Summary financial information

The following table shows our summary historical consolidated financial data. The statement of operations data and balance sheet data for each of the three years in the period ended March 31, 2003 are derived from our consolidated financial statements which appear elsewhere in this prospectus. The statement of operations data and balance sheet data for each of the nine months ended December 31, 2002 and 2003, are derived from our unaudited condensed consolidated financial statements, which appear elsewhere in this prospectus, and in the opinion of management include all adjustments consisting only of normal recurring adjustments considered necessary for a fair presentation. Results for the nine months ended December 31, 2002 and 2003, are not necessarily indicative of results to be expected for the full year or any future period.

The data presented below should be read in conjunction with “Selected historical consolidated financial and other data,” “Management’s discussion and analysis of financial condition and results of operations” and the financial statements and related notes included elsewhere in this prospectus.

				Nine months ended
	Years ended March 31,			December 31,

(Dollars in thousands)	2001	2002	2003	2002	2003

Statement of operations data:
Revenues	$301,669	$338,917	$370,510	$263,962	$284,237

Gross profit	114,570	131,941	146,022	100,913	109,060
Operating expenses:
Selling, general, and administrative expenses	74,100	84,871	90,391	64,538	73,117
Depreciation	2,956	3,087	2,988	2,215	2,389
Amortization(1)	10,446	505	644	488	923
Stock compensation costs	—	—	—	—	186

Income from operations	27,068	43,478	51,999	33,672	32,445
Other expenses (income):
Interest expense	24,008	24,408	22,192	17,023	16,884
Interest income	(615)	(400)	(360)	(198)	(193)
(Gain) loss on derivative instruments	—	361	156	153	(57)

Income before income taxes	3,675	19,109	30,011	16,694	15,811
Income tax expense	3,407	7,954	12,232	6,822	6,481

Net income	$268	$11,155	$17,779	$9,872	$9,330

Balance sheet data (at end of period):
Working capital	$72,394	$75,865	$81,966	$88,388	$126,374
Total assets	167,701	185,033	210,379	229,329	248,125
Total debt, including current maturities	224,219	216,915	219,367	245,267	263,809
Stockholders’ equity (deficit)	(78,610)	(68,091)	(49,520)	(57,548)	(62,509)

Other data:
EBITDA(2)	$40,470	$47,070	$55,631	$36,375	$35,757
Capital expenditures	1,759	2,277	3,708	3,021	2,899
Business acquisition expenditures(3)	2,975	6,110	1,389	852	2,355

(1)	We adopted SFAS No. 142, Goodwill and Other Intangible Assets, on April 1, 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized but rather tested for impairment on a periodic basis.

(2)	EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. (Gain) loss on derivative instruments is considered a component of interest in the EBITDA computation. Our existing senior subordinated notes, existing senior discount debentures and existing senior credit facility also use EBITDA, as defined in those agreements, for certain financial covenants. EBITDA does not represent and should not be considered as alternatives to net cash flows from operating activities as determined by GAAP, and EBITDA does not necessarily indicate whether cash flows will be sufficient for cash requirements. Items excluded from EBITDA, such as interest, taxes, depreciation and amortization, are significant components in understanding and assessing our financial performance. EBITDA measures presented may not be comparable to similarly titled measures presented by other companies. The following is a reconciliation of EBITDA with net cash flows from operating activities as presented in the consolidated statements of cash flows included elsewhere in this prospectus:

	Years ended			Nine months ended
	March 31,			December 31,

(Dollars in thousands)	2001	2002	2003	2002	2003

EBITDA	$40,470	$47,070	$55,631	$36,375	$35,757
Adjustments to reconcile EBITDA to net cash flows from operating activities:
Interest income	615	400	360	198	193
Provision for losses on accounts receivable	434	1,630	452	126	34
Cash paid for interest	(16,001)	(15,225)	(13,549)	(7,954)	(11,047)
Cash refunded (paid) for income taxes	(6,018)	(4,063)	(14,533)	(12,175)	(6,608)
(Gain) loss on disposal of assets	60	(483)	36	(3)	267
Other	—	—	—	—	—
Changes in operating assets and liabilities, net of effect of acquisitions/disposals(4)	(10,721)	1,709	8,935	(36,109)	(45,396)

Net cash flows from operating activities	$8,839	$31,038	$37,332	$(19,542)	$(26,800)

(3)	Business acquisition expenditures represent established businesses purchased by us.

(4)	Changes in operating assets and liabilities, net of effect of acquisitions/disposals includes the changes in the balances of receivables, inventories, prepaid expenses and other current assets, other assets, accounts payable, accrued employee compensation and benefits, accrued incentives, accrued expenses, deferred revenue, and other long-term liabilities.

Risk factors

You should carefully consider the risks described below, as well as the other information and data included in this prospectus, in evaluating an investment in the exchange notes. The risks described below are not the only ones facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks related to our business

We face competition in our markets.

Our industry is highly competitive. A large number of actual or potential competitors exist, some of which are larger than us and have substantially greater resources than us. We cannot assure you that our business will not be adversely affected by increased competition in the markets in which we currently operate or in markets in which we will operate in the future, or that we will be able to improve or maintain our profit margins. In recent years, an increasing number of institution-owned college stores have decided to subcontract their bookstore operations. As of April 1, 2003, approximately 28% of NACS U.S. members, according to The National Association of College Stores, were contract-managed. The leading managers of these stores include two of our principal competitors in the wholesale textbook distribution business. Contract-managed stores primarily purchase their used textbook requirements from and sell their available supply of used textbooks to their affiliated operations. A significant increase in the number of contract-managed stores operated by our competitors, particularly at large college campuses, could adversely affect our ability to acquire an adequate supply of used textbooks.

We are also experiencing growing competition from alternative media as a source of textbook information, such as on-line resources, e-books, print-on-demand textbooks and CD-ROMs, and from the use of course packs, which are collections of copyrighted materials and professors’ original content which are produced by college bookstores and sold to students, all of which have the potential to reduce or replace the need for textbooks. A substantial increase in the availability of these alternative media as a source of textbook information could significantly reduce college students’ use of traditional textbooks and thus have a material adverse effect on our business and results of operations.

We may not be able to successfully acquire bookstores or integrate our future acquisitions.

Part of our business strategy is to expand sales for our college bookstore operations by acquiring bookstores. We cannot assure you that we will be able to identify additional bookstores for acquisition or that any anticipated benefits will be realized from any of these acquisitions. Due to the seasonal nature of business in our bookstores, operations may be affected by the time of year when a bookstore is acquired. The process may require financial resources that would otherwise be available for our existing operations.

We cannot assure you that the integration of our future acquisitions will be successful or that the anticipated strategic benefits of our future acquisitions will be realized or that they will be realized within time frames contemplated by our management. Acquisitions may involve a number of special risks, including, but not limited to, adverse short-term effects on our reported operating results, diversion of management’s attention, standardization of accounting systems, dependence on retaining, hiring and training key personnel, unanticipated problems or legal liabilities and actions of our competitors and customers. If we are unable to successfully integrate our future acquisitions for these or other reasons, our results from operations may be adversely affected.

If we are unable to obtain a sufficient supply of used textbooks our business may be adversely affected.

We are generally able to sell a substantial majority of our available used textbooks and, therefore, our ability to purchase a sufficient number of used textbooks largely determines our used textbook sales for future periods. Successfully acquiring books requires a visible presence on college campuses at the end of each semester, which requires hiring a significant number of temporary personnel, and having access to sufficient funds under our revolving credit facility or other financing alternatives. Textbook acquisition also depends upon college students’ willingness to sell their used textbooks at the end of each semester. The unavailability of sufficient personnel or credit, or a shift in student preferences, could impair our ability to acquire sufficient used textbooks to meet our sales objectives and adversely affect our results of operations.

We are dependent on key personnel, the loss of whom could materially adversely affect our business and financial performance.

Our future success depends to a significant extent on the efforts and abilities of our management team. Upon consummation of the Transaction, our senior executive officers and other former and current members of management will beneficially own in the aggregate approximately 15.6% of our common stock on a fully diluted basis. The loss of the services of these individuals could have a material adverse effect on our business, financial condition and results of operations.

Our operations may be adversely affected if publishers do not continue to increase prices of textbooks annually.

We generally buy used textbooks based on publishers’ prevailing prices for new textbooks just prior to the implementation by publishers of their annual price increases (which historically have been 4% to 5%) and resell these textbooks shortly thereafter based upon the new higher prices, thereby creating an immediate margin increase. Our ability to increase our used textbook prices each year depends on annual price increases on new textbooks implemented by publishers. The failure of publishers to continue annual increases could adversely affect our operations results.

The seasonality of our wholesale and bookstore operations could negatively affect our operating results.

Our wholesale and bookstore operations experience two distinct selling periods and the wholesale operations experience two distinct buying periods. The peak selling periods for the wholesale operations occur prior to the beginning of each school semester in July/ August and November/ December. The buying periods for the wholesale operations occur at the end of each school semester in May and December. The primary selling periods for the bookstore operations are in August/September and January. In fiscal 2003, approximately 43% of our annual revenues occurred in the second fiscal quarter (July-September), while approximately

29% of our annual revenues occurred in the fourth fiscal quarter (January-March). Accordingly, our working capital requirements fluctuate throughout the year, increasing substantially at the end of each semester, in May and December, as a result of the buying periods. A significant reduction in sales during our peak selling periods could have a material adverse effect on our financial condition or results of operations for the year.

The indenture for the old notes and exchange notes and Nebraska Book’s new senior credit facility will impose significant operating and financial restrictions, which may prevent us from incurring additional indebtedness and taking some actions.

The indenture for the old notes and exchange notes will restrict our ability to:

• incur additional indebtedness;

• pay dividends or make other restricted payments;

• consummate certain asset sales, create liens on assets;

• enter into transactions with affiliates;

• make investments, loans or advances;

• consolidate or merge with or into any other person;

• convey, transfer or lease all or substantially all of our assets; or

• change the business we conduct.

Nebraska Book’s new senior credit facility prohibits it from prepaying other indebtedness, including the notes. In addition, under the new senior credit facility, Nebraska Book is required to comply with and maintain specified financial ratios and tests, including minimum interest coverage ratios, maximum leverage ratios and a minimum fixed charge coverage ratio. Nebraska Book’s ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that Nebraska Book will satisfy these requirements in the future. A breach of any of these covenants could result in a default under the new senior credit facility or the indenture. Upon an event of default under the new senior credit facility, the lenders could elect to declare all amounts and accrued interest outstanding under the new senior credit facility to be due and payable and could terminate their commitments to make further extensions of credit under the new senior credit facility and the holders of the new senior subordinated notes of Nebraska Book could elect to declare all amounts under these notes immediately due and payable. If Nebraska Book were unable to repay its indebtedness under the new senior credit facility, the lenders could proceed against the collateral securing the indebtedness. If the indebtedness under the new senior credit facility were accelerated, we cannot assure you that the assets of Nebraska Book would be sufficient to repay in full such indebtedness and our other indebtedness, including the old notes and exchange notes. Substantially all of our assets are pledged as security under the new senior credit facility.

We are controlled by one principal equity holder, who has the power to take unilateral action.

Following the Transaction, Weston Presidio beneficially owns approximately 84.4% of Holdings’ issued and outstanding voting securities, on a fully diluted basis. As a result, Weston Presidio is able to control all matters, including the election of a majority of our board of directors, the approval of amendments to Nebraska Book’s and our certificate of incorporation and fundamental corporate transactions such as mergers and asset sales. The interests of Weston Presidio may not in all cases be aligned with your interests as a holder of the old notes. In addition, Weston Presidio may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you as a holder of the old notes.

Risks related to the exchange offer

If you fail to tender your old notes in the exchange offer, then the liquidity of the market for your old notes may be substantially limited.

We expect that a substantial portion of the old notes will be tendered and accepted in the exchange offer and exchanged for exchange notes. When the exchange offer is completed, the amount of old notes will be reduced by the amount of exchange notes that we will issue. Accordingly, we expect that the liquidity of the market for the old notes after the exchange offer is completed will be substantially limited.

If you fail to exchange your old notes in the exchange offer, your old notes will continue to be subject to transfer restrictions.

If you do not exchange your old notes for exchange notes in the exchange offer your old notes will continue to be subject to the transfer restrictions outlined in the offering memorandum distributed in connection with the offering of the old notes. In general, the old notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the old notes under the Securities Act.

You must comply with the exchange offer procedures in order to receive freely tradable exchange notes.

Delivery of the exchange notes in exchange for the old notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•	certificates for the old notes or a book-entry confirmation of a book-entry transfer of the old notes into the exchange agent’s account at DTC, as a depository, including an agent’s message, as defined in this prospectus, if the tendering holder does not deliver a letter of transmittal;

•	a completed and signed letter of transmittal, or facsimile copy, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message in place of the letter of transmittal; and

•	any other documents required by the letter of transmittal.

Therefore, holders of the old notes who would like to tender the old notes in exchange for exchange notes should be sure to allow enough time for the old notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of old notes for exchange notes. Old notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and will no longer have the registration and other rights under the registration rights agreement. See “The exchange offer— Procedures for tendering” in this prospectus.

Risks related to the exchange notes

As a holding company we are dependent on the cash flow of our subsidiaries.

We are a holding company and our ability to pay interest on the notes is dependent on the receipt of dividends from our direct and indirect subsidiaries. We do not have, and may not have in the future, any assets other than amounts due from Nebraska Book and the common stock of Nebraska Book. Nebraska Book is a party to the new senior credit facility and the new senior subordinated note indenture, each of which impose substantial restrictions on Nebraska Book’s ability to pay dividends to us. Further, Nebraska Book is required to pledge substantially all of its assets pursuant to the terms of the new senior credit facility. Any payment of dividends will be subject to the satisfaction of certain financial conditions set forth in the new senior credit facility and the senior subordinated note indenture. The ability of Nebraska Book to comply with such conditions in the new senior credit facility and the senior subordinated note indenture may be affected by events that are beyond our control. If the loans under the new senior credit facility or the maturity of the senior subordinated notes were to be accelerated as a result of an event of default thereunder, all such outstanding debt would be required to be paid in full before Nebraska Book would be permitted to distribute any assets or cash to us. We cannot assure you that the assets of Nebraska Book would be sufficient to repay all such outstanding debt and to enable us to meet our obligations under the indenture. Future borrowings by Nebraska Book can be expected to contain restrictions or prohibitions on Nebraska Book’s ability to pay dividends to us. Applicable state laws, under certain circumstances, may also impose significant restrictions on the payment of dividends by Nebraska Book to us.

As a result of our holding company structure, the holders of the exchange notes will be structurally subordinate to all creditors of Holdings’ subsidiaries. In the event of insolvency, liquidation, reorganization, dissolution or other winding-up of Holdings’ subsidiaries, Holdings will not receive any funds available to pay to creditors of the subsidiaries. As of December 31, 2003, on a pro forma basis after giving effect to the Transaction and the private offering of the old notes and the application of the net proceeds from it, the aggregate amount of indebtedness of Holdings’ subsidiaries would have been approximately $357.8 million.

Our substantial level of indebtedness could limit cash flow available for our operations and could adversely affect our ability to service our debt or obtain additional financing.

Following the Transaction, we are highly leveraged. As of December 31, 2003, on an adjusted pro forma basis after giving effect to the Transaction as if it had occurred on that date, we would have had an aggregate of $407.8 million of outstanding indebtedness and $180.0 million of senior indebtedness, and there would have been $50.0 million available under our revolving credit facility. The indenture permits us to incur additional indebtedness, including senior indebtedness, subject to certain limitations.

The degree to which we are leveraged could have important consequences to you, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of interest on the exchange notes and other indebtedness, thereby reducing the funds available to us for other purposes, such as capital expenditures and acquisitions;

•	all of the indebtedness outstanding under the new senior credit facility is secured by substantially all of our assets and the assets of Nebraska Book, and will mature prior to the exchange notes;

•	we are substantially more leveraged than certain of our competitors, which might place us at a competitive disadvantage;

•	we may be hindered in our ability to adjust rapidly to changing market conditions;

•	we may be more vulnerable in the event of a downturn in general economic conditions or in our industry or business; and

•	our indebtedness may make it more difficult for us to satisfy our financial obligations, including those relating to the exchange notes.

Our ability to service our debt and meet our cash requirements depends on many factors, some of which are beyond our control.

We and our subsidiaries may still be able to incur substantially more debt. The terms of the new senior credit facility and the indenture governing the exchange notes permit additional borrowings and such borrowings may be senior in right of payment to the notes and the related guarantees, if any. Our incurrence of additional debt could further exacerbate the risks described in this prospectus. See “Description of notes.”

Our ability to pay the interest on and retire principal of the exchange notes and our other indebtedness is dependent on our future operating performance, which in turn is subject to general economic conditions and to financial, business and other factors, many of which are beyond our control. If we are unable to generate cash flow that is sufficient to service our obligations for the exchange notes and our other indebtedness, we may be forced to adopt one or more alternatives, such as reducing or delaying capital expenditures, attempting to refinance or restructure our indebtedness, selling material assets or operations or selling equity. We cannot assure you that we will be able to do so on satisfactory terms or that we would be permitted to do so by the new senior credit facility or the indenture that will govern the exchange notes. If we fail to generate sufficient cash flow or to achieve these alternatives the market value of the notes and our ability to pay principal of and interest on the exchange notes could be significantly adversely affected.

A significant portion of our indebtedness outstanding as a result of the Transaction bears interest at variable rates. Although we may enter into interest rate protection agreements to limit our exposure to increases in such interest rates, these agreements will not eliminate the exposure to variable rates. Any increase in the interest rates on our indebtedness will reduce funds available to us for our operations and future business opportunities as well as for meeting our debt servicing obligations. See “Description of notes.”

You will be required to pay United States federal income tax on accrual of original issue discount on the exchange notes even if we do not pay cash interest.

The exchange notes will be issued at a substantial discount from their principal amount at maturity. Although cash interest will not accrue on the notes prior to March 15, 2008, and there will be no periodic payments of cash interest on the notes prior to September 15, 2008, original issue discount (the difference between the stated redemption price at maturity, which for this purpose will include all stated interest on the notes, and the issue price of the notes) will accrue from the issue date of the notes. Consequently, acquirors of the exchange notes generally will be required to include amounts in gross income for United States federal income tax purposes in advance of their receipt of the cash payments to which the income is attributable, while noteholders will not be required to recognize any income upon receipt of stated interest payments on the notes. The amounts required to be included in income over the term of the notes in the aggregate will be equal to the difference between the stated redemption price at maturity and the issue price of the exchange notes. See “Material United States federal tax consequences.”

We may not be able to satisfy our obligations to holders of the old notes and exchange notes upon a change of control.

Upon a “change of control,” as defined in the indenture, each holder of the old notes and exchange notes will have the right to require us to repurchase the old notes and exchange notes at a purchase price equal to 101% of the accreted value of the old notes and exchange notes, together with any accrued and unpaid interest. The occurrence of a change of control also gives the holders of Nebraska Book’s senior subordinated notes the right to require Nebraska Book to repurchase the old notes and exchange notes. However, Nebraska Book’s new senior credit facility will not permit Nebraska Book to purchase the old notes and exchange notes in the event of a change of control until the new senior credit facility is repaid in full. Our failure to purchase the old notes and exchange notes would result in a default under the indenture and the new senior credit facility.

Upon a “change of control,” as defined in the new senior credit facility, the existing indebtedness becomes due and any future senior indebtedness may have a similar provision. The inability to repay the indebtedness under the new senior credit facility, if accelerated, would also constitute an event of default under our indenture and Nebraska Book’s indenture, which could have adverse consequences to us and the holders of the old notes and exchange notes.

We cannot assure you that we would have sufficient assets to satisfy all of our obligations under the new senior credit facility and the old notes and exchange notes upon a change of control. The provisions of the indenture may not afford holders of the old notes and exchange notes the right to require us to repurchase the old notes and exchange notes in the event of some transactions, such as a highly leveraged transaction, that may adversely affect the holders of the old notes and exchange notes if such transaction is not a change of control.

The indebtedness and use of proceeds under the old notes and exchange notes may be voidable, subordinated or limited in scope under laws governing fraudulent transfers and insolvency.

Under federal and foreign bankruptcy laws and comparable provisions of state and foreign fraudulent transfer laws, the indebtedness and the use of proceeds under the old notes and exchange notes could be voided, if, among other things, at the time we incurred obligations under the notes we:

•	intended to hinder, delay or defraud present or future creditors; or

•	received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness and were insolvent or rendered insolvent by such incurrence;

•	were engaged or about to engage in a business or transaction for which our remaining unencumbered assets constituted unreasonably small capital; or

•	intended to incur debts beyond our ability to pay such debts as they matured.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law being applied in any proceeding. Generally, however, a company in the United States will be considered insolvent if:

•	the sum of its debts at that time is greater than the then fair value of its assets; or

•	if the present fair saleable value of its assets at that time is less than the amount that would be required to pay its probable liability on its existing debts as they become absolute and mature.

We believe that following the Transaction we are in possession of sufficient capital to run our business effectively and able to pay our debts as they become due. However, we cannot be certain what standard a court would apply to evaluate a party’s intent or to determine whether we were insolvent at the time of the Transaction. We cannot be certain that, regardless of the standard, a court would not determine that we were insolvent at the time of, or rendered insolvent upon consummation of, the Transaction.

There is no established trading market for the old notes, and you may not be able to sell them quickly or at the price that you paid for them.

The old notes and exchange notes are a new issue of securities and they have no established trading market. We do not intend to apply for the old notes and exchange notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation systems, although we expect that the old notes and exchange notes will be eligible for trading in the PORTAL® market. Although the initial purchasers have advised us that they intend to make a market in the old notes and exchange notes, they have no obligation to do so and may discontinue any market making in the notes and exchange notes at any time, in their sole discretion without notice. In addition, such market-making activity may be limited during the exchange offer or while the effectiveness of a shelf registration statement is pending. As a result, we cannot assure you as to the development or liquidity of any trading market for the notes or the exchange notes. The liquidity of any market for the notes will depend on a number of factors, including:

•	the number of holders of old notes and exchange notes;

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the old notes for the exchange notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the old notes and exchange notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. We cannot assure you that the market for the notes will be free from similar disruptions. Any such disruptions could have an adverse effect on holders of the notes; and thus, we cannot assure you that you will be able to sell your old notes and exchange notes at a particular time or the price that you receive when you sell will be favorable.

The Transaction

We sold the old notes in connection with a transaction involving us and our subsidiary, Nebraska Book, as a result of which funds affiliated with Weston Presidio (which we generally refer to in this prospectus collectively as “Weston Presidio”) acquired substantially all of the outstanding capital stock of Holdings from its prior holders. Following the completion of the transaction, Weston Presidio beneficially owns approximately 84.4% of the outstanding capital stock of Holdings, on a fully diluted basis, with the remainder being held by members of our management.

The transaction was accomplished pursuant to, among other instruments, an Agreement and Plan of Merger, dated as of February 18, 2004, to which we are a party, together with Nebraska Book, NBC Holdings Corp., a corporation newly formed by Weston Presidio (“New Holdings”), and New NBC Acquisition Corp., a newly formed, wholly owned subsidiary of New Holdings, among others.

The transaction was accomplished through a series of related steps and transactions, including the following:

•	Nebraska Book completed a refinancing of its old senior credit facility by a new senior credit facility of up to $230.0 million, consisting of:

•	a $180.0 million term loan facility with a maturity of 7 years that was drawn in full in connection with the consummation of this transaction; and

•	a $50.0 million revolving credit facility with a maturity of 5 years that was not drawn at the consummation of the transaction;

•	Nebraska Book completed the offering of $175.0 million principal amount of its old 8 5/8% senior subordinated notes due 2012;

•	we completed the offering of our old 11% senior discount notes due 2013 that generated gross proceeds to us of approximately $50.0 million;

•	Nebraska Book completed a cash tender offer for (or redemption of) all of its $110.0 million principal amount of outstanding 8 3/4% senior subordinated notes due 2008;

•	we completed a cash tender offer for (or redemption of) all of our $76.0 million principal amount of outstanding 10 3/4% senior discount notes due 2009;

•	Weston Presidio made an equity investment of approximately $27.5 million in New Holdings;

•	Weston Presidio and members of our management contributed 512,799 shares of our common stock to New Holdings in exchange for a like number of shares of New Holdings;

•	options to acquire 49,778 shares of our common stock held by members of our management were exchanged for options to acquire a like number of shares of New Holdings;

•	Weston Presidio purchased 36,455 shares of our common stock directly from its holders for approximately $9.1 million; and

•	a merger occurred, as a result of which our outstanding shares (other than any shares held by New Holdings or Weston Presidio), converted into the right to receive a portion of the merger consideration, and the shares of New NBC Acquisition Corp. will be converted into a like number of shares of our common stock.

Throughout this prospectus, we generally refer to all of the above steps and transactions that comprised this entire transaction, collectively, as the “Transaction.”

Use of proceeds

The exchange offer is intended to satisfy our obligations under the old notes, the indenture and the registration rights agreement. There will be no cash proceeds to us from the exchange offer. Accordingly, the issuance of the exchange notes will not result in any increase in our outstanding indebtedness or change in our capitalization.

Capitalization

The following table sets forth our capitalization as of December 31, 2003, on an unaudited actual basis and on a pro forma basis to give effect to the Transaction. The Transaction will be accounted for as a purchase business combination in accordance with SFAS No. 141 “Business Combinations.” You should read this table in conjunction with “The Transaction,” “Unaudited pro forma condensed consolidated financial information,” “Management’s discussion and analysis of financial condition and results of operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2003

(Dollars in millions)	Actual	Pro forma

Debt:
Existing senior credit facility(1)	$75.0	$—
New senior credit facility(2)	—	180.0
Existing senior subordinated notes due 2008	110.0	—
New senior subordinated notes due 2012 offered by Nebraska Book	—	175.0
Existing senior discount debentures due 2009	76.0	—
New senior discount notes due 2013 offered hereby	—	50.0
Other debt	2.8	2.8

Total debt	263.8	407.8
Stockholders’ equity:
Total stockholders’ equity (deficit)	(62.5)	114.1

Total capitalization	$201.3	$521.9

(1)	As of December 31, 2003, Nebraska Book had $75.0 million of outstanding loans under its existing senior credit facility, which bore a weighted average interest rate of 3.9% per annum. For a more complete description of Nebraska Book’s existing senior credit facility, see “Management’s discussion and analysis of financial condition and results of operations— Liquidity and capital resources.”

(2)	Upon consummation of the Transaction, Nebraska Book entered into a new $230.0 million senior credit facility consisting of a $180.0 million term loan and a $50.0 million revolving credit facility. At the closing of the Transaction, we did not draw on the revolving credit facility.

Unaudited pro forma condensed consolidated financial information

The following tables show our unaudited pro forma condensed consolidated financial information and are based on our historical financial statements included elsewhere in this prospectus adjusted to give effect to the Transaction. The unaudited pro forma condensed consolidated balance sheet gives effect to the Transaction as if it had occurred on December 31, 2003, and the unaudited pro forma condensed consolidated statements of operations for the year ended March 31, 2003 and the nine months ended December 31, 2003 give effect to the Transaction as if it had occurred on April 1, 2002. The Transaction and the related adjustments are described in the accompanying notes.

The pro forma adjustments are based on preliminary information and certain assumptions that we believe are reasonable and may be revised as additional information becomes available. The pro forma adjustments and certain assumptions are described in the accompanying notes. The Transaction has been accounted for using the purchase method of accounting. The allocation of the purchase price to the net assets acquired has been performed in accordance with Emerging Issues Task Force (EITF) Issue 88-16 “Basis and Leveraged Buyout Transactions” and the pro forma equity of the Company reflects the predecessor basis of stockholders’ equity of Weston Presidio and management retaining ownership interests plus the cash being contributed by Weston Presidio in the transaction. The final allocation of purchase price could differ materially from the pro forma allocation reflected herein. In particular, if additional value is granted to certain tangible or definite lived intangible assets, the depreciation and amortization expense would be increased.

The unaudited pro forma condensed consolidated financial information should be read together with the related notes, and our audited consolidated financial statements and their related notes for the fiscal year ended March 31, 2003 and our unaudited consolidated interim financial statements and their related notes for the nine-month period ended December 31, 2003 included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations or financial position would have been had the Transaction occurred on the date specified, or to project our results of operations or financial position for any future period or date. The unaudited pro forma condensed consolidated statements of operations do not give effect to non-recurring charges directly attributable to the Transaction.

Unaudited pro forma condensed consolidated balance sheet

as of December 31, 2003

		Pro forma
	As reported	adjustments	Pro forma

Assets
Current assets(4)	$173,817,297	$(32,526,277)	$141,291,020
Property and equipment, net of depreciation & amortization(2)	28,344,685	2,131,800	30,476,485
Goodwill(2)	34,079,919	238,342,245	272,422,164
Identifiable Intangibles, net of amortization(2)	101,077	146,419,776	146,520,853
Debt Issue Costs, net of amortization(2)	8,136,907	4,038,093	12,175,000
Other assets(2)	3,644,716	11,444,859	15,089,575

	$248,124,601	$369,850,496	$617,975,097

Liabilities and stockholders’ equity (deficit)
Current liabilities(5)	$47,443,563	$(355,116)	$47,088,447
Long-term debt, net of current maturities(2)	260,692,511	142,959,190	403,651,701
Capital lease obligations, net of current maturities	2,184,125	—	2,184,125
Other long-term liabilities	313,130	—	313,130
Deferred income taxes(2)	—	50,622,886	50,622,886

Total liabilities	310,633,329	193,226,960	503,860,289

Stockholders’ equity (deficit)(3)	(62,508,728)	176,623,536	114,114,808

	$248,124,601	$369,850,496	$617,975,097

See notes to unaudited pro forma condensed consolidated financial statements.

Unaudited pro forma condensed

consolidated statement of operations
for the fiscal year ended March 31, 2003

		Pro forma
	As reported	adjustments	Pro forma

Revenues	$370,509,849	$—	$370,509,849
Costs of sales	224,488,201	—	224,488,201

Gross profit	146,021,648	—	146,021,648
Operating expenses:
Selling, general and administrative	90,390,858	—	90,390,858
Depreciation(7)	2,987,947	426,360	3,414,307
Amortization(6)	644,053	8,044,590	8,688,643

	94,022,858	8,470,950	102,493,808

Income from operations	51,998,790	(8,470,950)	43,527,840
Other expenses (income):
Interest expense(8)	22,192,314	9,458,981	31,651,295
Interest income	(360,448)	—	(360,448)
Loss on derivative financial instruments	155,831	—	155,831

	21,987,697	9,458,981	31,446,678

Income before income taxes	30,011,093	(17,929,931)	12,081,162
Income tax expense(9)	12,231,845	(7,171,972)	5,059,873

Net income	$17,779,248	$(10,757,959)	$7,021,289

Other data:
EBITDA(10)	$55,630,790	$—	$55,630,790

See notes to unaudited pro forma condensed consolidated financial statements.

Unaudited pro forma condensed

consolidated statement of operations
for the nine months ended December 31, 2003

		Pro forma
	As reported	adjustments	Pro forma

Revenues	$284,237,399	$—	$284,237,399
Costs of sales	175,176,903	—	175,176,903

Gross profit	109,060,496	—	109,060,496
Operating expenses:
Selling, general and administrative	73,117,729	—	73,117,729
Depreciation(7)	2,389,054	319,770	2,708,824
Amortization(6)	923,073	6,033,442	6,956,515
Stock-based compensation	186,057	—	186,057

	76,615,913	6,353,212	82,969,125

Income from operations	32,444,583	(6,353,212)	26,091,371
Other expenses (income):
Interest expense(8)	16,883,939	6,917,321	23,801,260
Interest income	(193,372)	—	(193,372)
(Gain) loss on derivative financial instruments	(57,296)	—	(57,296)

	16,633,271	6,917,321	23,550,592

Income before income taxes	15,811,312	(13,270,533)	2,540,779
Income tax expense(9)	6,481,458	(5,308,213)	1,173,245

Net income	$9,329,854	$(7,962,320)	$1,367,534

Other data:
EBITDA(10)	$35,756,710	$—	$35,756,710

See notes to unaudited pro forma condensed consolidated financial statements.

NBC Acquisition Corp.

notes to unaudited pro forma condensed consolidated
financial statements

(1)	The unaudited pro forma condensed consolidated financial statements have been prepared assuming that the Transaction will be accounted for as a purchase business combination in accordance with SFAS No. 141, “Business Combinations.” Allocation of excess purchase price over historical basis of net assets acquired is calculated to the extent of Weston Presidio’s estimated 96.9% beneficial ownership of common stock at the date of the Transaction, in accordance with EITF 88-16.

(2)	The unaudited pro forma condensed consolidated financial statements include adjustments based on preliminary purchase price allocation and further adjustments may be made based on the final valuation of property and equipment and intangible assets. The following table summarizes the pro forma purchase price allocation based on the December 31, 2003 consolidated balance sheet of the Company.

Purchase consideration:
Weston Presidio cash equity contribution	$36,600,139
Fair value of options granted	8,443,020
Contribution of existing Weston Presidio equity	71,704,000
Contribution of existing management equity	367,649

Total	117,114,808
Net debt assumed in Transaction	144,009,190

Total purchase price	261,123,998
Write-off of debt issuance costs — retired debt	8,136,907
Call premium on debt retired	7,014,060
Tax benefits of write-off of debt issuance costs and payment of call premium	(6,060,387)
Net cash paid by Company in Transaction	14,992,488
Estimated debt issuance costs	12,175,000
Book value of net assets acquired	(62,508,728)

Preliminary purchase accounting adjustment	$359,890,794

     The preliminary purchase accounting adjustment is as follows:

Property and equipment	$2,131,800
Identifiable intangible assets:
Customer relationships	115,112,355
Tradename	31,307,421

Total identifiable intangible assets	146,419,776
Acquired technology assets	11,444,859
Debt issuance costs	12,175,000
Goodwill	238,342,245
Deferred income taxes	(50,622,886)

Preliminary purchase accounting adjustment	$359,890,794

     The adjustment to debt issuance costs is summarized as follows:

Debt issuance costs on new debt	$12,175,000
Write-off of debt issuance costs — retired debt	(8,136,907)

Pro forma adjustment	$4,038,093

      Net debt assumed in Transaction is as follows:

New indebtedness:
Term loan facility— $180.0 million	$180,000,000
Senior subordinated notes— $175.0 million	175,000,000
Senior discount notes— $50.0 million	50,009,190

405,009,190
Repayment of existing indebtedness:
Senior term loan—$75.0 million	(75,000,000)
Senior subordinated notes— $110.0 million	(110,000,000)
Senior discount debentures— $76.0 million	(76,000,000)

144,009,190
Adjustment of current liabilities to reflect terms of new debt	(1,050,000)

Pro forma adjustment	$142,959,190

(3)	Adjusts equity to reflect the pro forma equity impact of the Transaction.

Excess purchase price over historical basis	$359,890,794
Net debt assumed in Transaction	(144,009,190)
Write-off of debt issuance costs	(8,136,907)
Tax benefit of write-off of debt issuance costs and payment of call premium	6,060,387
Net cash paid by Company for Transaction costs(a)	(22,189,060)
Net cash paid by Company in Transaction	(14,992,488)

Pro forma adjustment	$176,623,536

(a)	Reflects cash paid for debt issuance costs, equity-related Transaction costs, and call premium.

      The following represents the pro forma components of equity:

New Weston Presidio equity	$36,600,139
Rollover equity of Weston Presidio	71,704,000
Rollover equity of Company management	367,649
Fair value of stock options granted	8,443,020
Equity-related Transaction costs	(3,000,000)

Pro forma adjustment	$114,114,808

(4)	Adjusts current assets to reflect the following:

Payment of Transaction costs	$(22,189,060)
Net cash paid by Company in Transaction	(14,992,488)
Tax benefit of write-off of debt issue costs and payment of call premium	6,060,387
Payment of accrued interest on retired debt	(1,405,116)

Pro forma adjustment	$(32,526,277)

(5)	Adjusts current liabilities as follows:

Adjustment to current liabilities to reflect terms of new debt	$1,050,000
Payment of accrued interest on retired debt	(1,405,116)

Pro forma adjustment	$(355,116)

(6)	Adjustment to amortization expense to reflect amortization of acquired intangible assets over an estimated life of 20 years and developed technology over an estimated life of 5 years.

	Nine months ended	Year ended
	December 31, 2003	March 31, 2003

Acquired intangible assets	$4,316,713	$5,755,618
Developed technology assets	1,716,729	2,288,972

Pro forma adjustment	$6,033,442	$8,044,590

(7)	Adjustment to depreciation expense to reflect the depreciation of the property and equipment fair value adjustments over the remaining useful life of 5 years.

(8)	Adjustment to interest expense to reflect the effect of the Transaction:

	Nine months ended	Year ended
	December 31, 2003	March 31, 2003

Senior subordinated notes— $175.0 million(a)	$11,320,313	$15,093,750
Term loan facility— $180.0 million(b)	5,292,000	7,056,000
Senior discount notes— $50.0 million(c)	4,717,484	5,697,845
Debt issuance cost amortization(d)	1,141,406	1,521,875

	22,471,203	29,369,470
Less: historical interest expense on retired debt(e)	(15,553,882)	(19,910,489)

Pro forma adjustment	$6,917,321	$9,458,981

(a)	Interest is calculated at an annual rate of 8 5/8% for the period indicated.

(b)	Interest is calculated at an annual rate of 3.92%, the approximate rate in effect at the date of the Transaction, for the period indicated.

(c)	Interest is calculated at an annual rate of approximately 11.00% for the period indicated.

(d)	Debt issuance costs of $12,175,000 are being amortized to interest expense over the term of the related financings.

(e)	Represents interest expense actually incurred on debt retired in conjunction with the Transaction, balances and interest rates for which were as follows on the date of the Transaction:

•	$110.0 million of 8 3/4% senior subordinated notes;

•	$76.0 million of 10 3/4% senior discount debentures;

•	$75.0 million of 3.88% term debt under the senior credit facility; and

•	Debt issuance costs amortized to interest expense, which totaled $1.3 million, $1.3 million, and $1.7 million for the nine months ended December 31, 2003, and the year ended March 31, 2003.

(9)	Adjustment to reflect the income tax effects of the following pro forma adjustments that affect taxable income at an assumed statutory income tax rate of 40.0%:

	Nine months ended	Year ended
	December 31, 2003	March 31, 2003

Adjustment to interest expense	$6,917,321	$9,458,981
Adjustment to depreciation expense	319,770	426,360
Adjustment to amortization expense	6,033,442	8,044,590

	13,270,533	17,929,931
Estimated statutory income tax rate	40.0%	40.0%

Pro forma adjustment	$5,308,213	$7,171,972

(10)	EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. (Gain) loss on derivative instruments is considered a component of interest in the EBITDA computation. The Company believes that EBITDA provides additional information for determining its ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined under generally accepted accounting principles and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements.

The pro forma statements of operations do not reflect the impact of certain non-recurring charges relating directly to the Transaction as follows:

Write-off of debt issuance costs on retired debt, net of income taxes	$4,882,144
Non cash stock-based compensation expense from the purchase of nonqualified stock options, net of income taxes	$4,537,375

Selected historical consolidated financial and other data

The following table sets forth selected historical consolidated financial and other data of NBC Acquisition Corp. as of the dates indicated. We have derived the historical consolidated statement of operations data for the fiscal years ended March 31, 2001, 2002 and 2003 and the historical consolidated balance sheet data as of March 31, 2002 and 2003 from the audited consolidated financial statements of NBC Acquisition Corp. included elsewhere in this prospectus. We have derived the historical consolidated statement of operations data for the fiscal years ended March 31, 1999 and 2000 and the historical consolidated balance sheet data as of March 31, 1999, 2000 and 2001 from the audited historical consolidated financial statements of NBC Acquisition Corp. that are not included in this prospectus. We have derived the historical consolidated statement of operations data for the nine months ended December 31, 2002 and 2003 and the historical consolidated balance sheet data as of December 31, 2002 and 2003, from the unaudited consolidated financial statements of NBC Acquisition Corp., which are included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements include all the adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for these periods.

You should read the selected historical consolidated financial and other data set forth below in conjunction with, and the data is qualified with reference to, “Management’s discussion and analysis of financial condition and results of operations” and the historical consolidated financial statements and the notes thereto of NBC Acquisition Corp. included elsewhere in this prospectus.

	Years ended					Nine months ended
	March 31,					December 31,

(Dollars in thousands)	1999	2000	2001	2002	2003	2002	2003

Statement of operations data:
Revenues	$218,638	$267,069	$301,669	$338,917	$370,510	$263,962	$284,237
Costs of sales	137,989	164,984	187,099	206,976	224,488	163,049	175,177

Gross profit	80,649	102,085	114,570	131,941	146,022	100,913	109,060
Operating expenses:
Selling, general, and administrative expenses	51,289	65,820	74,100	84,871	90,391	64,538	73,117
Depreciation	2,393	3,096	2,956	3,087	2,988	2,215	2,389
Amortization(1)	6,149	9,320	10,446	505	644	488	923
Stock compensation costs	—	—	—	—	—	—	186

Income from operations	20,818	23,849	27,068	43,478	51,999	33,672	32,445
Other expenses (income):
Interest expense	22,854	23,398	24,008	24,408	22,192	17,023	16,884
Interest income	(351)	(356)	(615)	(400)	(360)	(198)	(193)
(Gain) loss on derivative instruments	—	—	—	361	156	153	(57)

Income (loss) before income taxes	(1,685)	807	3,675	19,109	30,011	16,694	15,811
Income tax expense	574	2,516	3,407	7,954	12,232	6,822	6,481

Net income (loss)	$(2,259)	$(1,709)	$268	$11,155	$17,779	$9,872	$9,330
Balance sheet data (at end of period):
Cash and cash equivalents	$4,060	$4,451	$4,410	$11,419	$39,405	$10,960	$15,424
Working capital	55,442	62,244	72,394	75,865	81,966	88,388	126,374
Total assets	142,879	168,991	167,701	185,033	210,379	229,329	248,125
Total debt, including current maturities	219,904	222,552	224,219	216,915	219,367	245,267	263,809
Stockholders’ equity (deficit)	(92,728)	(79,484)	(78,610)	(68,091)	(49,520)	(57,548)	(62,509)
Other data:
EBITDA(2)	$29,360	$36,265	$40,470	$47,070	$55,631	$36,375	$35,757
Net cash flows from operating activities	10,296	18,945	8,839	31,038	37,332	(19,542)	(26,800)
Net cash flows from investing activities	(5,067)	(30,244)	(4,994)	(7,616)	(5,327)	(4,066)	(5,379)
Net cash flows from financing activities	(6,976)	11,690	(3,887)	(16,412)	(4,018)	23,149	8,197
Capital expenditures	2,842	3,542	1,759	2,277	3,708	3,021	2,899
Business acquisition expenditures(3)	2,086	26,072	2,975	6,110	1,389	852	2,355
Ratio of earnings to fixed charges(4)	—	1.03x	1.14x	1.68x	2.15x	1.85x	1.79x

(1)	We adopted SFAS No. 142, Goodwill and Other Intangible Assets, on April 1, 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized but rather tested for impairment on a periodic basis.

(2)	EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. (Gain) loss on derivative instruments is considered a component of interest in the EBITDA computation. As we are highly leveraged and as our equity is not publicly traded, management believes that EBITDA is useful in measuring its liquidity and provides additional information for determining its ability to meet debt service requirements. The senior subordinated notes, senior discount debentures and senior credit facility also utilize EBITDA, as defined in those agreements, for certain financial covenants. EBITDA does not represent and should not be considered as an alternative to net cash flows from operating activities as determined by GAAP, and EBITDA does not necessarily indicate whether cash flows will be sufficient for cash requirements. Items excluded from EBITDA, such as interest, taxes, depreciation and amortization, are significant components in understanding and assessing our financial performance. EBITDA measures presented may not be comparable to similarly titled measures presented by other registrants. The following presentation reconciles EBITDA with net cash flows from operating activities as presented in the consolidated statements of cash flows included elsewhere in this prospectus:

	Years ended					Nine months ended
	March 31,					December 31,

(Dollars in thousands)	1999	2000	2001	2002	2003	2002	2003

EBITDA	$29,360	$36,265	$40,470	$47,070	$55,631	$36,375	$35,757
Adjustments to reconcile EBITDA to net cash flows from operating activities:
Interest income	351	356	615	400	360	198	193
Provision for losses on accounts receivable	135	141	434	1,630	452	126	34
Cash paid for interest	(16,528)	(16,175)	(16,001)	(15,225)	(13,549)	(7,954)	(11,047)
Cash refunded (paid) for income taxes	2,911	(2,424)	(6,018)	(4,063)	(14,533)	(12,175)	(6,608)
(Gain) loss on disposal of assets	90	18	60	(483)	36	(3)	267
Other	—	7	—	—	—	—	—
Changes in operating assets and liabilities, net of effect of acquisitions/disposals(5)	(6,023)	757	(10,721)	1,709	8,935	(36,109)	(45,396)

Net cash flows from operating activities	$10,296	$18,945	$8,839	$31,038	$37,332	$(19,542)	$(26,800)

(3)	Business acquisition expenditures represent established businesses purchased by us.

(4)	For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, which includes the amortization of debt issue costs and the interest portion of our rent expense. Earnings were insufficient to cover fixed charges by $1,685 for the year ended March 31, 1999.

(5)	Changes in operating assets and liabilities, net of effect of acquisitions/disposals includes the changes in the balances of receivables, inventories, prepaid expenses and other current assets, other assets, accounts payable, accrued employee compensation and benefits, accrued incentives, accrued expenses, deferred revenue, and other long-term liabilities.

Management’s discussion and analysis of financial

condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including those described in the “Risk factors” section of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

Overview

We participate in the college bookstore industry by providing used textbooks to college bookstores, by operating our own college bookstores, by providing independent and institution-owned college bookstores with purchasing, management consulting and information systems services, and by distributing distance education materials. We began operations in 1915 as a single college bookstore in Lincoln, Nebraska. We entered the wholesale used textbook market following World War II, when the supply of new textbooks could not meet the demand created by the return of ex-GI students. In 1964, we became a national, rather than regional, wholesaler of used textbooks as a result of our purchase of The College Book Company of California. During the 1970s, we continued our focus on the wholesale business. Upon realizing the synergies that exist between the wholesale and college bookstore operations, in the 1980s we expanded our efforts in the college bookstore market with a new strategy. Under this new strategy, we operate bookstores on or near larger campuses, typically where the institution-owned college bookstore is contract-managed by a competitor or where we do not have a significant wholesale presence. Today, we service the college bookstore industry through our wholesale, college bookstore and complementary services operations.

Critical accounting policies and estimates

Management’s discussion and analysis of financial condition and results of operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to product returns, bad debts, inventory valuation and obsolescence, intangible assets, rebate programs, income taxes, and contingencies and litigation. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Product returns. We recognize revenue from Textbook Division sales at the time of shipment. We have established a program which, under certain conditions, enables our customers to return textbooks. We record reductions to revenue and costs of sales for the estimated impact of textbooks with return privileges which have yet to be returned to the Textbook Division. Additional reductions to revenue and costs of sales may be required if the actual rate of product returns exceeds the estimated rate of product returns. The estimated rate of product returns is determined using actual historical product return experience.

Bad debts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory valuation. Our Bookstore Division values new textbook and non-textbook inventories at the lower of cost or market using the retail inventory method (first-in, first-out cost basis). Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. The retail inventory method is an averaging method that has been widely used in the retail industry due to its practicality. Inherent in the retail inventory method calculation are certain significant management judgments and estimates that impact the ending inventory valuation at cost as well as the resulting gross margins. Changes in the fact patterns underlying such management judgments and estimates could ultimately result in adjusted inventory costs.

Inventory obsolescence. We account for inventory obsolescence based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by us, inventory write-downs may be required.

Goodwill and intangible assets. We are required to make certain assumptions and estimates when assigning an initial value to covenants not to compete arising from bookstore acquisitions. We are also required to make certain assumptions and estimates regarding the fair value of intangible assets (namely goodwill, covenants not to compete, and software development costs) when assessing these assets for impairment. Changes in the fact patterns underlying such assumptions and estimates could ultimately result in the recognition of impairment losses on intangible assets.

Recent developments

The Distance Education Division’s largest customer has informed us that it intends to discontinue the use of our services for delivery of educational materials during the coming fiscal year. We estimate that revenue for services for this customer during the fiscal year ending March 31, 2004 will total approximately $23.0 million. We estimate that EBITDA as a percentage of revenue for this program is approximately 3-5%. We expect revenues from the Distance Education Division, after adjusting for the loss of this customer, to continue to grow.

Results of operations

Nine months ended December 31, 2003, compared with nine months ended December 31, 2002

Revenues. Revenues for the nine months ended December 31, 2003 and 2002, and the corresponding change in revenues were as follows:

	Nine months ended
	December 31,		Change

	2003	2002	Amount	Percentage

Textbook Division	$111,603,470	$112,935,937	$(1,332,467)	(1.2)%
Bookstore Division	152,511,166	137,975,949	14,535,217	10.5%
Distance Education Division	31,032,191	26,704,764	4,327,427	16.2%
Other Complementary Services Divisions	10,238,244	5,933,291	4,304,953	72.6%
Intercompany eliminations	(21,147,672)	(19,588,015)	(1,559,657)	8.0%

	$284,237,399	$263,961,926	$20,275,473	7.7%

The decrease in Textbook Division revenues was due primarily to a decrease in the number of units sold. We believe that unit sales are down for the year primarily due to a decrease in the number of units purchased in the December of 2002 and May of 2003 student book buys. Textbook Division revenues are limited by the supply of used textbooks available to us. The increase in Bookstore Division revenues was attributable to the addition of acquired bookstores and increases in same store sales. The new bookstores provided an additional $8.8 million of revenue in the nine months ended December 31, 2003. This increase was offset, in part, by a $1.4 million decrease in revenues attributable to stores closed since April 1, 2002. Same store sales increased 5.3%, or $7.2 million. Distance Education Division revenues increased due to continued steady growth in its programs. However, future revenue streams for this segment will be impacted by certain developments as described in Recent Developments. Other Complementary Services Division revenues increased primarily due to increased installation and training activity in the systems divisions and our acquisition of TheCampusHub.com, Inc. in July, 2003. Corresponding to the overall growth in the number of company-owned college bookstores, our intercompany transactions also increased.

Gross profit. Gross profit for the nine months ended December 31, 2003 increased $8.2 million, or 8.1%, to $109.1 million from $100.9 million for the nine months ended December 31, 2002. This increase was primarily due to higher revenues, along with a slightly higher gross margin percent. Gross margin percent was 38.4% for the nine months ended December 31, 2003 as compared to 38.2% for the nine months ended December 31, 2002, driven primarily by improved gross margin percents in the Bookstore and Other Complementary Services Divisions.

Selling, general and administrative expenses. Selling, general and administrative expenses for the nine months ended December 31, 2003 increased $8.6 million, or 13.3%, to $73.1 million from $64.5 million for the nine months ended December 31, 2002. Selling, general and administrative expenses as a percentage of revenues were 25.7% and 24.4% for the nine months ended December 31, 2003 and 2002, respectively. The increase in selling, general and administrative expenses is primarily attributable to our continued growth which prompted increases in personnel costs, shipping costs, and rent, as well as an increased focus on advertising. Additionally, $0.3 million in expenses were recorded in conjunction with our debt refinancing on December 10, 2003 and $0.3 million in expenses were recorded in the third quarter of fiscal 2004 in conjunction with our new human resources system.

Stock-based compensation. Stock-based compensation expense was incurred in conjunction with Holdings’ December 10, 2003 purchase of 838 options outstanding to purchase shares of its common stock. Such costs represent the difference between the purchase price and exercise price on the 838 unexercised options purchased by Holdings.

Earnings before interest, taxes, depreciation, and amortization (EBITDA). EBITDA for the nine months ended December 31, 2003 and 2002, and the corresponding change in EBITDA were as follows:

	Nine months ended
	December 31,		Change

	2003	2002	Amount	Percentage

Textbook Division	$28,338,901	$29,368,753	$(1,029,852)	(3.5)%
Bookstore Division	14,192,399	13,256,859	935,540	7.1%
Distance Education Division	1,278,473	1,590,315	(311,842)	(19.6)%
Other Complementary Services Divisions	1,286,243	106,620	1,179,623	1,106.4%
Corporate administration	(9,339,306)	(7,948,036)	(1,391,270)	(17.5)%

	$35,756,710	$36,374,511	$(617,801)	(1.7)%

This decrease is partly attributable to lower revenues in the Textbook Division. Corporate Administration EBITDA also declined by $1.4 million, primarily as a result of our growth, expenses of the stock purchase and debt refinancing, and the installation of the new human resources system. The decrease in EBITDA for the Distance Education Division was primarily due to a decline in gross margin percent. These decreases are almost entirely offset by improved EBITDA in the College Bookstore and Other Complementary Services Division as a result of the previously mentioned increases in revenues and gross margin percents.

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. (Gain) loss on derivative instruments is considered a component of interest in the EBITDA computation. As we are highly leveraged and as our equity is not publicly traded, management believes that EBITDA is useful in measuring our liquidity and provides additional information for determining our ability to meet debt service requirements. The senior subordinated notes, senior discount debentures, and senior credit facility also use EBITDA, as defined in those agreements, for certain financial covenants. EBITDA does not represent and should not be considered as an alternative to net cash flows from operating activities as determined by accounting principles generally accepted in the United States of America, and EBITDA does not necessarily indicate whether cash flows will be sufficient for cash requirements. Items excluded from EBITDA, such as interest, taxes, depreciation and amortization, are significant components in understanding and assessing our financial performance. EBITDA measures presented may not be comparable to similarly titled measures presented by other registrants.

The following presentation reconciles EBITDA with net cash flows from operating activities and also sets forth net cash flows from investing and financing activities as presented in the consolidated statements of cash flows:

	Nine months ended
	December 31,

	2003	2002

EBITDA	$35,756,710	$36,374,511
Adjustments to reconcile EBITDA to net cash flows from operating activities:
Interest income	193,372	198,089
Provision for losses on receivables	34,429	125,789
Cash paid for interest	(11,047,118)	(7,953,839)
Cash paid for income taxes	(6,607,805)	(12,175,119)
(Gain) Loss on disposal of assets	266,861	(2,466)
Changes in operating assets and liabilities, net of effects of acquisitions/disposals(1)	(45,396,164)	(36,109,421)

Net cash flows from operating activities	$(26,799,715)	$(19,542,456)

Net cash flows from investing activities	$(5,379,485)	$(4,066,082)

Net cash flows from financing activities	$8,197,431	$23,148,834

(1)	Changes in operating assets and liabilities, net of effects of acquisitions/disposals, includes the changes in the balances of receivables, inventories, prepaid expenses and other current assets, other assets, accounts payable, accrued employee compensation and benefits, accrued incentives, accrued expenses, deferred revenue, and other long-term liabilities.

Amortization expense. Amortization expense for the nine months ended December 31, 2003 increased $0.4 million, or 89.4% to $0.9 million from $0.5 million for the quarter ended December 31, 2002, primarily due to amortization of capitalized software development costs arising from the acquisition of TheCampusHub.com, Inc. in July, 2003.

Interest expense, net. Interest expense, net for the nine months ended December 31, 2003 decreased $0.1 million, or 0.8%, to $16.7 million from $16.8 million for the nine months ended December 31, 2002, primarily due to reduced usage under the revolving credit facility and declining principal balances on term debt through December 10, 2003. The resulting decreases in interest expense were almost entirely offset as a result of interest costs arising from the debt refinancing on December 10, 2003 that resulted in the amended and restated senior credit facility. As a result of this refinancing, $75.0 million of term debt replaced $13.4 million of term debt, $0.5 million in debt issue costs associated with the then-existing senior credit facility were written off to interest expense, and $3.8 million in debt issue costs associated with the amended and restated senior credit facility are being amortized to interest expense through June 30, 2007 utilizing the effective interest method. Interest expense on the senior discount debentures also increased $0.5 million as this debt became fully accreted in February 2003.

(Gain) Loss on derivative financial instruments. (Gain) loss on derivative financial instruments for the nine months ended December 31, 2003 improved $0.2 million compared to the nine months ended December 31, 2002 due to the increase in the fair market value of the interest rate swap agreements that expired on July 31, 2003.

Income taxes. Income tax expense for the nine months ended December 31, 2003 decreased $0.3 million, or 5.0%, to $6.5 million from $6.8 million for the nine months ended

December 31, 2002. Our effective tax rate was 41.0% and 40.9% for the nine months ended December 31, 2003 and 2002, respectively. Our effective tax rate differs from the statutory tax rate primarily as a result of state income taxes.

Fiscal year ended March 31, 2003 compared with fiscal year ended March 31, 2002

Revenues. Revenues for the years ended March 31, 2003 and 2002, and the corresponding change in revenues were as follows:

	Year ended March 31,		Change

	2003	2002	Amount	Percentage

Textbook Division	$132,806,703	$122,893,781	$9,912,922	8.1%
Bookstore Division	216,943,133	201,399,648	15,543,485	7.7%
Complementary Services Division	44,004,856	38,093,091	5,911,765	15.5%
Intercompany eliminations	(23,244,843)	(23,470,111)	225,268	(1.0)%

	$370,509,849	$338,916,409	$31,593,440	9.3%

The increase in Textbook Division revenues for the year ended March 31, 2003 was due in part to publisher price increases, complemented by an increase in unit sales. The increase in Bookstore Division revenues was primarily attributable to an increase in same store sales of 4.9%, or $9.4 million, and to the acquisition of new college bookstores (defined by us as stores acquired since April 1, 2001). These new bookstores provided a $6.2 million increase in revenues. Complementary Services Division revenues increased primarily due to growth in our distance education program, offset in part by outsourcing the plastic bag program late in fiscal 2002 and a decline in systems division revenues resulting from revisions made to some agreements with TheCampusHub.com, Inc. and a drop in system installations. The increased revenues in distance education resulted primarily from additional services provided to the program’s largest account and, in part, to services provided to new accounts. Our intercompany transactions decreased primarily due to changes made to some of the Complementary Services Division programs.

Gross profit. Gross profit for fiscal 2003 increased $14.1 million, or 10.7%, to $146.0 million from $131.9 million for fiscal 2002. This increase was primarily due to higher revenues and an increase in gross margin percent. Gross margin percent was 39.4% for fiscal 2003 as compared to 38.9% for fiscal 2002. Gross margin percent in the Textbook Division experienced a small decline primarily as a result of the impact of the incentive programs, while gross margin percentages in the Bookstore Division improved primarily due to certain margin improvement efforts. Complementary Services Division experienced a small decline due to the lower-margin distance education program continuing to grow as a percentage of total Complementary Services Division revenues.

Selling, general and administrative expenses. Selling, general and administrative expenses for fiscal 2003 increased $5.5 million, or 6.5%, to $90.4 million from $84.9 million for fiscal 2002. Selling, general and administrative expenses as a percentage of revenues were 24.4% and 25.0% in fiscal 2003 and fiscal 2002, respectively. The increase in expenses is primarily the result of our growth, as previously discussed. The decrease in expenses as a percentage of revenues is primarily attributable to revenue growth outpacing growth in certain expenses, particularly salaries and wages.

Earnings before interest, taxes, depreciation and amortization (EBITDA). EBITDA for fiscal 2003 and 2002 and the corresponding change in EBITDA were as follows:

	Year ended March 31,		Change

	2003	2002	Amount	Percentage

Textbook Division	$33,915,223	$31,290,952	$2,624,271	8.4%
Bookstore Division	26,992,497	22,399,279	4,593,218	20.5%
Complementary Services Division	2,041,093	696,335	1,344,758	193.1%
Corporate administration	(7,318,023)	(7,316,701)	(1,322)	(0.0)%

	$55,630,790	$47,069,865	$8,560,925	18.2%

The increase in EBITDA in the Textbook Division was attributable to increased revenues and a decline in certain expenses as a percentage of revenues, offset in part by the previously mentioned decline in gross margin percent. The increase in EBITDA in the Bookstore Division was primarily due to increased revenues, improved margins, and a decline in certain expenses as a percentage of revenues. The increase in EBITDA in the Complementary Services Division was primarily due to increased revenues and a decline in certain expenses as a percentage of revenues, offset in part by a slightly lower gross margin percent attributable to revenue mix. Corporate administrative costs have remained stable between fiscal years.

Interest expense, net. Interest expense, net for fiscal 2003 decreased $2.2 million, or 9.1%, to $21.8 million from $24.0 million for fiscal 2002, primarily due to reduced interest charges on the senior credit facility resulting from the $10.0 million optional prepayment of tranche A and tranche B loans on March 29, 2002, and reduced usage under the revolving credit facility. Additionally, a portion of interest expense associated with the interest rate swap agreements previously classified as interest expense is now included in the loss on derivative financial instruments, as discussed in the footnotes to the consolidated financial statements presented elsewhere in this prospectus. These decreases were partially offset by increasing original issue debt discount amortization and accrued interest on the Company’s senior discount debentures, which became fully-accreted on February 15, 2003.

Loss on derivative financial instruments. This loss is attributable to the $10.0 million optional prepayment of tranche A and tranche B loans on March 29, 2002. As a result of the optional prepayment, notional amounts under the interest rate swap agreements no longer correlate with remaining principal balances due under the tranche A and tranche B loans. This loss represents the change in the fair value of the portion of the interest rate swap agreements that no longer qualify as hedging instruments, along with interest associated with that portion of the interest rate swap agreements.

Income taxes. Income tax expense for fiscal 2003 increased $4.2 million, or 53.8%, to $12.2 million from $8.0 million for fiscal 2002. Our effective tax rate for fiscal years 2003 and 2002 was 40.8% and 41.6%, respectively. Our effective tax rate differs from the statutory tax rate primarily as a result of state income taxes.

Fiscal year ended March 31, 2002 compared with fiscal year ended March 31, 2001

Revenues. Revenues for the years ended March 31, 2002 and 2001 and the corresponding change in revenues were as follows:

	Year ended March 31,		Change

	2002	2001	Amount	Percentage

Textbook Division	$122,893,781	$113,006,804	$9,886,977	8.7%
Bookstore Division	201,399,648	182,856,000	18,543,648	10.1%
Complementary Services Division	38,093,091	26,647,451	11,445,640	43.0%
Intercompany eliminations	(23,470,111)	(20,841,402)	(2,628,709)	12.6%

	$338,916,409	$301,668,853	$37,247,556	12.3%

The increase in Textbook Division revenues for the year ended March 31, 2002, was due in part to publisher price increases, complemented by an increase in unit sales. We believe that this increase in unit sales is partly the result of recent enhancements made to our incentive programs. The increase in Bookstore Division revenues was primarily attributable to an increase in same store sales of 4.7% (excluding two stores that were sold since April 1, 2000), or $8.2 million, and to the acquisition of 14 new college bookstores (defined by us as stores acquired since April 1, 2000). These new bookstores provided a $12.7 million increase in revenues. Complementary Services Division revenues increased primarily due to growth in our distance education and system sales programs. The increased revenues in distance education resulted primarily from additional services provided to the program’s largest account and, in part, to services provided to new accounts. As our Textbook and Bookstore Divisions have grown, our intercompany transactions have also increased.

Gross profit. Gross profit for fiscal 2002 increased $17.3 million, or 15.2%, to $131.9 million from $114.6 million for fiscal 2001. This increase was primarily due to higher revenues and an increase in gross margin percent. Gross margin percent was 38.9% for fiscal 2002 as compared to 38.0% for fiscal 2001, driven primarily by strong used textbook margins in both the Textbook and Bookstore Divisions.

Selling, general and administrative expenses. Selling, general and administrative expenses for fiscal 2002 increased $10.8 million, or 14.5%, to $84.9 million from $74.1 million for fiscal 2001. Selling, general and administrative expenses as a percentage of revenues were 25.0% and 24.6% in fiscal 2002 and fiscal 2001, respectively. The increase in expenses is primarily the result of our revenue and operational growth, as previously discussed. Expenses as a percentage of revenues increased to 25.0% primarily due to $1.0 million in increased bad debt expense recognized in the Complementary Services Division. Revenues attributable to the management services and technology sale and license agreements with TheCampusHub.com, Inc. were recognized in fiscal 2002 under the anticipation that, if necessary, TheCampusHub.com, Inc. would make a capital call to its shareholders to provide the funding necessary to meet its obligations under the previously mentioned agreements. TheCampusHub.com, Inc. reached break-even on a cash flow basis, excluding amounts under the management services and technology sale and license agreements, during its most recent fiscal year. While it remains a viable business and is funding its own operations, it is not currently generating sufficient excess cash flow to fund its obligations under the previously mentioned agreements and the remaining capital available from its shareholders is being reserved to fund strategic development opportunities and, if required, ongoing operations. Accordingly, we have increased the allowance for doubtful accounts for such potential uncollectible amounts due from TheCampusHub.com, Inc.

Amortization expense. Amortization expense for fiscal 2002 decreased $9.9 million, to $0.5 million from $10.4 million for fiscal 2001. This decrease was due to our adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” on April 1, 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized but rather tested for impairment on a periodic basis.

Earnings before interest, taxes, depreciation and amortization (EBITDA). EBITDA for fiscal 2002 and 2001 and the corresponding change in EBITDA were as follows:

	Year ended March 31,		Change

	2002	2001	Amount	Percentage

Textbook Division	$31,290,952	$27,534,524	$3,756,428	13.6%
Bookstore Division	22,399,279	18,636,044	3,763,235	20.2%
Complementary Services Division	696,335	73,248	623,087	850.7%
Corporate administration	(7,316,701)	(5,774,175)	(1,542,526)	(26.7)%

	$47,069,865	$40,469,641	$6,600,224	16.3%

The increase in EBITDA in the Textbook Division was attributable to increased revenues and strong used textbook margins. The increase in EBITDA in the Bookstore Division was primarily due to increased revenues and strong used textbook margins. The improvement in EBITDA in the Complementary Services Division was primarily due to increased revenues. Corporate administrative costs have increased between fiscal years, primarily due to increased personnel costs attributable to our continued growth and rising insurance costs.

Interest expense, net. Interest expense, net for fiscal 2002 increased $0.6 million, or 2.6%, to $24.0 million from $23.4 million for fiscal 2001, primarily as a result of increasing original issue debt discount amortization on our senior discount debentures, which will continue to increase until the senior discount debentures are fully-accreted to face value of $76.0 million in fiscal 2003.

Loss on derivative financial instruments. The $0.4 million loss incurred on derivative financial instruments in fiscal 2002 is attributable to a $10.0 million optional prepayment of tranche A and tranche B loans on March 29, 2002. As a result of the optional prepayment, notional amounts under the interest rate swap agreements no longer correlate with remaining principal balances due under the tranche A and tranche B loans. This loss represents the fair value on March 29, 2002, of the portion of the interest rate swap agreements that no longer qualify as hedging instruments.

Income taxes. Income tax expense for fiscal 2002 increased $4.6 million to $8.0 million from $3.4 million for fiscal 2001. Our effective tax rate for fiscal years 2002 and 2001 was 41.6% and 92.7%, respectively. The change in the effective tax rate is attributable to the impact of non-deductible goodwill amortization in fiscal 2001. Our effective tax rate for fiscal 2002 differs from the statutory tax rate primarily as a result of state income taxes.

Liquidity and capital resources

Financing activities. Our primary liquidity requirements are for debt service under the senior credit facility, the senior subordinated notes, the senior discount debentures, and other outstanding indebtedness, for working capital, for capital expenditures and for certain acquisitions. We have historically funded these requirements primarily through internally generated cash flows and funds borrowed under our revolving credit facility. At December 31, 2003, our total indebtedness was $263.8 million, consisting of a $75.0 million term loan, $110.0 million of the senior subordinated notes, $76.0 million of the senior discount debentures, and $2.8 million of other indebtedness, including capital lease obligations.

On October 7, 2003, we and Nebraska Book filed current reports on form 8-K announcing that we were soliciting consents to amend certain of the covenants and other provisions of the indentures governing the senior subordinated notes and senior discount debentures. The amendments would have allowed, among other things, (i) for the entry into either an amendment and restatement of the then-existing senior credit facility or a new secured credit facility, for the refinancing or repayment of the then-existing senior credit facility, and (ii) for the payment of a dividend by Nebraska Book to us to be used by us to purchase or redeem a defined number of shares of Holdings common stock and stock options underlying Holdings common stock. We and Nebraska Book did not receive the requisite consents of holders of the senior subordinated notes and senior discount debentures.

As announced on November 10, 2003 and January 8, 2004 in current reports on form 8-K filed with the Securities and Exchange Commission, we purchased 116,795 shares of our common stock and 838 options to purchase our common stock on December 10, 2003. The cost of the treasury shares was $32.7 million and stock-based compensation expense resulting from the purchase of the options was $0.2 million. The purchase of the treasury shares was funded by Nebraska Book through a $34.5 million dividend, of which $1.7 million remained in accounts payable at December 31, 2003. In order to finance the dividend payment, the related transactions and the fees and expenses relating thereto, Nebraska Book amended and restated its then-existing senior credit facility, providing for a $75.0 million term loan and a $50.0 million revolving credit facility.

Proceeds from the debt refinancing, which remained after the dividend payment; payment of principal, interest, and other costs associated with the then-existing senior credit facility; and payment of the fees and expenses relating to the transactions underlying the debt refinancing, totaled $24.4 million. We ultimately plan to utilize such proceeds to finance future acquisitions and capital expenditures. These proceeds were utilized in December, on an interim basis, to finance the substantial portion of the December student book buys, thereby allowing us to reduce borrowings under the revolving credit facility in December to finance such book buys.

Principal and interest payments under the senior credit facility, the senior subordinated notes, and the senior discount debentures represent significant liquidity requirements for us. Under the terms of the term loan arising out of the debt refinancing on December 10, 2003, we are scheduled to make principal payments totaling $0.2 million in fiscal 2004, $0.7 million in fiscal 2005, $0.7 million in fiscal 2006, $0.8 million in fiscal 2007, and $72.6 million in fiscal 2008. Such scheduled principal payments are subject to change upon the annual payment and application of excess cash flows (as defined in the credit agreement underlying the senior credit facility), if any, towards term loan principal balances. Loans under the senior credit facility bear interest at floating rates based upon the borrowing option selected by us. The senior subordinated notes require semi-annual interest payments at a fixed rate of 8 3/4% and mature on February 15, 2008. The senior discount debentures require semi-annual cash interest payments at a fixed rate of 10 3/4% and mature on February 15, 2009.

Investing activities. Our capital expenditures were $2.9 million and $3.0 million for the nine months ended December 31, 2003 and 2002, respectively. Capital expenditures consist primarily of leasehold improvements and furnishings for new bookstores, bookstore renovations, computer upgrades and miscellaneous warehouse improvements. Our ability to make capital expenditures is subject to certain restrictions under the senior credit facility, including an annual limitation on capital expenditures made in the ordinary course of business. Such annual limitation for fiscal 2004 is $6.5 million.

Business acquisition expenditures were $2.4 million and $0.9 million for the nine months ended December 31, 2003 and 2002, respectively. For the nine months ended December 31, 2003, single bookstore locations were acquired serving East Tennessee State University, Western International University, Mesa Community College, Marshall University, and Wayne State College; and 3 bookstore locations were acquired serving Michigan State University. For the nine months ended December 31, 2002, single bookstore locations were acquired serving Western Kentucky University and the University of Northern Colorado. Our ability to make acquisition expenditures is subject to certain restrictions under the senior credit facility.

During the nine months ended December 31, 2003, four bookstores were either closed or the contract-managed lease was not renewed. During the nine months ended December 31, 2002, one bookstore serving the University of California— Berkeley was closed upon anticipation of the lease expiring and a more suitable location having been previously obtained through acquisition.

On July 1, 2003, we acquired all of the outstanding shares of common stock of TheCampusHub.com, Inc. TheCampusHub.com, Inc. is no longer separately incorporated and is instead accounted for as a division within our Other Complementary Services Division. CampusHub provides college bookstores with a way to sell in-store inventory and virtual brand name merchandise over the Internet utilizing technology originally developed by us. This transaction, with a net purchase price of $10.0 million, was financed primarily through the issuance of 39,905 shares of Holdings common stock.

Operating activities. Our principal sources of cash to fund our future operating liquidity needs will be cash from operating activities; borrowings under the revolving credit facility; and, on an interim basis, the aforementioned remaining proceeds from the December 10, 2003 debt refinancing. Availability of the remaining proceeds arising from the December 10, 2003 debt refinancing to fund future operating liquidity needs is subject to future acquisition and capital expenditure activity. Usage of the revolving credit facility to meet our liquidity needs fluctuates throughout the year due to our distinct buying and selling periods, increasing substantially at the end of each college semester (May and December). Net cash flows used for operating activities for the nine months ended December 31, 2003 were $26.8 million, up $7.3 million from $19.5 million for the nine months ended December 31, 2002. This increase in usage of cash is partly attributable to interest on the senior discount debentures, which became fully-accreted in February, 2003 and began accruing interest payable semi-annually. For the nine months ended December 31, 2003, cash interest payments on the senior discount debentures totaled $4.1 million. Additionally, cash used to purchase inventory increased $4.1 million, due primarily to growth in the Bookstore Division.

Covenant restrictions. Access to our principal sources of cash is subject to various restrictions. The availability of additional borrowings under the revolving credit facility is subject to the calculation of a borrowing base, which at any time is equal to a percentage of eligible accounts receivable and inventory, up to a maximum of $50.0 million. The senior credit facility restricts our ability to make loans or advances and pay dividends, except that, among other things, Nebraska Book may pay dividends to us (i) in an amount not to exceed the amount of interest required to be paid on the senior discount debentures and (ii) to pay corporate overhead expenses not to exceed $250,000 per year and any taxes owed by us. The indenture governing the senior discount debentures restricts the ability of us and our restricted subsidiaries (as defined in the indenture) to pay dividends or make other restricted payments (as defined in the indenture) to our respective stockholders, subject to certain exceptions, unless certain conditions are met, including that (i) no default under the indenture shall have occurred and be continuing, (ii) we shall be permitted by the indenture to incur additional indebtedness, and (iii) the amount of the dividend or payment may not exceed a certain amount based on, among other things, our consolidated net income. The indenture governing the senior subordinated notes contains similar restrictions on Nebraska Book’s ability and its restricted subsidiaries (as defined in the indenture) to pay dividends or make other restricted payments (as defined in the indenture) to their respective stockholders. Such restrictions are not expected to affect our ability to meet our cash obligations for the foreseeable future. In accordance with such covenants, Nebraska Book declared and paid a $4.1 million dividend to us for interest due and payable on the senior discount debentures on August 15, 2003 and declared a $34.5 million dividend to us in conjunction with the common stock and option purchase on December 10, 2003, of which $1.7 million remained in accounts payable at December 31, 2003.

Sources of and needs for capital. As of December 31, 2003, Nebraska Book could borrow up to $50.0 million under the revolving credit facility, which was unused at December 31, 2003. Amounts available under the revolving credit facility may be used for working capital and general corporate purposes (including up to $10.0 million for letters of credit), subject to certain limitations under the senior credit facility.

We believe that funds generated from operations, existing cash, and borrowings under the revolving credit facility will be sufficient to finance our current operations, any required excess cash flow payments, planned capital expenditures and internal growth for the foreseeable future. Future acquisitions, if any, may require additional debt or equity financing.

Contractual obligations and commercial commitments. The following tables present aggregated information as of December 31, 2003 regarding our contractual obligations and commercial commitments:

		Payments due by period

		Less than			After
Contractual obligations	Total	1 year	2-3 years	4-5 Years	5 Years

Long-term debt	$261,470,630	$778,119	$1,566,124	$182,831,910	$76,294,477
Capital lease obligations	2,338,632	154,507	463,795	633,636	1,086,694
Operating leases	46,626,000	9,319,000	16,829,000	11,101,000	9,377,000

Total	$310,435,262	$10,251,626	$18,858,919	$194,566,546	$86,758,171

		Amount of commitment expiration per period

	Total amounts	Less than	2-3		After
Other commercial commitments	committed	1 Year	years	4-5 Years	5 Years

Unused line of credit	$50,000,000	$—	$—	$50,000,000	$—

Transactions with related and certain other parties. In fiscal 2001, Nebraska Book entered into several agreements with a newly created entity, TheCampusHub.com, Inc., which was partially owned by our then-majority owner. TheCampusHub.com, Inc. was created to provide college bookstores with a way to sell in-store inventory and virtual brand name merchandise over the Internet utilizing technology originally developed by us. Such agreements (including an equity option agreement, a management services agreement, and a technology sale and license agreement) terminated effective July 1, 2003 upon Nebraska Book’s acquisition of all of the outstanding shares of common stock of TheCampusHub.com, Inc. This business combination was accounted for by Nebraska Book in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” The total purchase price, net of cash acquired, of such acquisition was $10.0 million, of which $3.6 million was assigned to non-deductible goodwill. The management services agreement reimbursed Nebraska Book for certain direct costs incurred on behalf of TheCampusHub.com, Inc., as well as $0.3 million per year for certain shared management and administrative support. Other Complementary Services Division revenue resulting from the management services agreement was recognized as the services were performed. Revenues attributable to the management services agreement and reimbursable direct costs incurred on behalf of TheCampusHub.com, Inc. totaled $0.1 million and $0.1 million, respectively, for the nine months ended December 31, 2003 and $0.2 million and $0.5 million, respectively, for the nine months ended December 31, 2002. Net amounts due from TheCampusHub.com, Inc. at December 31, 2002 totaled $0.1 million.

Liquidity and capital resources following the Transaction

We filed a current report on form 8-K, dated February 5, 2004, announcing the commencement of tender offers and consent solicitations for the senior subordinated notes and senior discount debentures. The tender offers and consent solicitations were being undertaken in connection with the Transaction, through which funds affiliated with Weston Presidio, which held approximately 29.8% of the outstanding common stock of us on a fully diluted basis, acquired control over substantially all of the rest of our outstanding common stock. This Transaction included the refinancing of the senior credit facility and the incurrence of other indebtedness and is expected to be accounted for utilizing purchase accounting.

We substantially increased our indebtedness upon consummation of the Transaction, and as a result, our liquidity requirements significantly increased, primarily due to increased interest and principal payment obligations. Our significant liquidity requirements consist of interest payments on the old notes offered hereby, interest and principal payments on the new senior credit facility, working capital and capital expenditures.

Our ability to satisfy our debt obligations and to pay principal and interest on our debt, including the old notes, fund working capital and make anticipated capital expenditures will depend on our future performance, which is subject to general economic conditions and other factors, some of which are beyond our control.

We believe that our existing financing resources together with our current and anticipated cash from operations will be adequate for the foreseeable future to make required payments of principal and interest on our debt, including the notes, and fund our working capital and capital expenditure requirements. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available under the new senior credit facility in an amount sufficient to enable us to service our debt, including the old notes, or to fund our other liquidity needs.

Recent accounting pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150, “Accounting For Certain Financial Instruments With Characteristics Of Both Liabilities And Equity.” (SFAS No. 150), to establish standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for certain provisions that have been deferred. Adoption of SFAS No. 150 had no impact and is not expected to have a significant impact on our consolidated financial statements. In January, 2003 the FASB issued Interpretation No. 46, “Consolidation Of Variable Interest Entities” (FIN 46) and later revised FIN 46 in December, 2003. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The provisions of FIN 46 become effective on varying dates. As these provisions become effective and are adopted, they have not had and are not expected to have a significant impact on our consolidated financial statements.

Seasonality

Our Textbook and Bookstore Divisions experience two distinct selling periods and the Textbook Division experiences two distinct buying periods. The peak selling periods for the Textbook Division occur prior to the beginning of each college semester in July/ August and November/ December. The buying periods for the Textbook Division occur at the end of each college semester in late December and May. The primary selling periods for the Bookstore Division are in August/ September and January. In fiscal 2003, approximately 43% of our annual revenues were earned in the second fiscal quarter (July-September), while approximately 29% of our annual revenues were earned in the fourth fiscal quarter (January-March). Accordingly, our working capital requirements fluctuate throughout the year, increasing substantially at the end of each college semester, in May and December, as a result of the buying periods. We fund our working capital requirements primarily through existing cash and a revolving credit facility, which historically has been repaid with cash provided from operations.

Impact of inflation

Our results of operations and financial condition are presented based upon historical costs. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe that the effects of inflation, if any, on our results of operations and financial condition have not been material. However, we cannot assure you that during a period of significant inflation, our results of operations will not be adversely affected.

Market risk/financial instruments

Our primary market risk exposure is, and is expected to continue to be, fluctuation in variable interest rates. Of the $263.8 million in total indebtedness outstanding at December 31, 2003, $75.0 million is subject to fluctuations in the Eurodollar rate. As provided in the senior credit facility, exposure to interest rate fluctuations is managed by maintaining fixed interest rate debt (primarily the senior subordinated notes and senior discount debentures) and, in the past, by entering into interest rate swap agreements that qualify as cash flow hedging instruments to convert certain variable rate debt into fixed rate debt. Nebraska Book had separate five-year amortizing interest rate swap agreements with two financial institutions where the variable rate term debt was converted into debt with a fixed rate of 5.815% plus an applicable margin (as defined in the then-existing credit agreement). Such agreements expired on July 31, 2003.

Certain quantitative market risk disclosures have changed since March 31, 2003, as a result of market fluctuations, movement in interest rates, expiration of the interest rate swap agreements, the December 10, 2003 debt refinancing, and principal payments. The following table presents summarized market risk information as of December 31, 2003 and March 31, 2003, respectively (the weighted-average variable rates are based on implied forward rates in the yield curve as of the date presented):

	December 31,	March 31,
	2003	2003

Fair values:
Fixed rate debt	$195,745,527	$185,116,064
Variable rate debt (excluding revolving credit facility)	75,000,000	30,447,160
Interest rate swaps	—	(845,669)
Overall weighted-average interest rates:
Fixed rate debt	9.68%	9.68%
Variable rate debt (excluding revolving credit facility)	5.59%	4.24%
Interest rate swaps receive rate	—	1.22%

Business

General

We are one of the largest wholesale distributors of used college textbooks in North America, offering approximately 95,000 textbook titles and selling more than 7.7 million books annually primarily to college campuses located in the United States. In addition, as of December 31, 2003, we owned or managed 113 bookstores on or adjacent to college campuses through which we sell a variety of new and used textbooks and general merchandise. We are also a leading provider of distance education materials to students in nontraditional courses, which include correspondence and corporate education courses. Furthermore, we provide the college bookstore industry with a variety of products and services including e-commerce software and services, buying programs, proprietary information systems and marketing and store design services. With origins dating to 1915, we have built a consistent reputation for excellence in order fulfillment, shipping performance and customer service. For the twelve months ended January 31, 2004, our consolidated revenues were $396.9 million.

We entered the wholesale used textbook market following World War II, when the supply of new textbooks could not meet the demand created by the return of ex-GI students. In 1964, we became a national, rather than regional, wholesaler of used textbooks as a result of our purchase of The College Book Company of California. During the 1970s, we continued our focus on the wholesale business. However, realizing the synergies that exist between wholesale operations and college bookstore operations, in the 1980s we expanded our efforts in the college bookstore market under a revised strategy. Under this strategy, we operate bookstores on or near larger college campuses, typically where the institution-owned college bookstore is contract-managed by a competitor or where we do not have a significant wholesale presence. Today, we service the college bookstore industry through our Textbook, Bookstore and Complementary Services Divisions (which encompasses our Other Complementary Services Division and our Distance Education Division).

Textbook Division. We are one of the largest wholesale distributors of used college textbooks in North America. Our Textbook Division consists primarily of selling used textbooks to college bookstores, and then buying them back from students or college bookstores at the end of each school semester and reselling them to college bookstores. We purchase used textbooks from and resell them to college bookstores at many of the nation’s largest college campuses, including: University of Texas, University of Southern California, Indiana University, San Diego State University, University of Washington, and University of Minnesota. Historically, the amount of sales within the Textbook Division has been determined primarily by the amount of used textbooks that we are able to purchase. This occurred because the demand for used textbooks has consistently outpaced supply. Our strong relationships with the management of college bookstores nationwide have provided important access to valuable market information regarding the campus-by-campus supply and demand of textbooks, as well as an ability to procure large quantities of a wide variety of textbooks. We also publish an internally-developed Buyer’s Guide for our Textbook Division customers. This guide lists details such as author, new copy retail price, and our repurchase price for over 47,000 textbook titles.

Bookstore Division. College bookstores are the primary outlets for sales of new and used textbooks to students. As of December 31, 2003, we operated 113 college bookstores on or adjacent to college campuses. Of these 113 bookstores, 19 stores were leased from the educational institution that they served. Our college bookstores are located at some of the nation’s largest college campuses including: University of Nebraska, University of Michigan, University of Maryland, Arizona State University, Pennsylvania State University, University of Kansas, Michigan State University, University of California— Berkeley, Texas A&M University, University of Florida, and University of Tennessee. In addition to generating profits, our Bookstore Division provides an exclusive source of used textbooks for sale across our wholesale distribution network.

Complementary Services Division. With our acquisition of Specialty Books, Inc. in May 1997, we entered the distance education market, which consists of providing education materials to students in nontraditional college and other courses (such as correspondence courses, continuing and corporate education courses and courses offered through electronic media such as the Internet). We believe the fragmented distance education market represents an opportunity for us to leverage our order fulfillment and distribution expertise in a rapidly growing sector. Other services offered to college bookstores include the sale of computer hardware and software, such as our turnkey bookstore management software, and related maintenance contracts. We have an installed base of over 230 college bookstore locations for our textbook management control systems, and have installed our proprietary total store management system at almost 630 college bookstore locations. In total, including our own bookstores, almost 860 college bookstore locations utilize our software products. We have a leading e-commerce platform for college bookstores with over 525 stores licensing the technology via CampusHub. We have developed and acquired our e-commerce technologies that allow college bookstores to sell textbooks and other merchandise through college bookstore websites. We also provide the college bookstore industry with buying programs and marketing and store design services.

On July 1, 2003, we acquired all of the outstanding shares of common stock of TheCampusHub.com, Inc. TheCampusHub.com, Inc. is no longer separately incorporated and is instead accounted for as a division within our Other Complementary Services Division. Each share of TheCampusHub.com, Inc. common stock issued and outstanding was converted into shares of common stock of Holdings, resulting in the issuance of 39,905 shares of Holdings common stock. 1,300,099 shares of issued and outstanding common stock at the time of acquisition, of which 650,000 shares were owned by Holdings’ majority shareholder, 650,000 shares were owned by an unrelated third party, and 99 shares were owned by three of our employees. CampusHub provides college bookstores with a way to sell in-store inventory and virtual brand name merchandise over the Internet utilizing technology originally developed by us.

In January 1998, we acquired Connect2One, formerly known as Collegiate Stores Corporation, a centralized buying service for over 580 college bookstores across the United States. Due to the enhanced purchasing power of such a large group of bookstores, participating bookstores are able to purchase general merchandise at lower prices than that which they would pay individually. Bookstores participating in Connect2One’s programs also provide us with another potential source of used textbooks.

We also provide a consulting and store design program to assist college bookstores in store presentation and layout. Through our newly-introduced marketing services program, we are able to take advantage of our distribution channels. Marketing services offered by us enable national vendors to reach college students through in-store kiosks, prepackaged freshman mailers, coupon books, e-mail promotions and in-store displays.

Competitive strengths

We believe we benefit from the following competitive advantages that have helped us to increase revenues and operating profitability and to maintain market leadership as a provider of products and services to the college market.

Established, leading market position. As one of the leading wholesale distributors of used college textbooks in the United States, with a market share of approximately 25-30%, we enjoy several operating advantages including the ability to develop and maintain one of the nation’s most extensive used textbook order fulfillment system and gather valuable market information regarding the campus-by-campus supply and demand of textbooks.

We believe that the combination of the above with our national scale, long-standing reputation, proprietary supply sources, superior product knowledge and broad service platform represent high barriers to competitive entry. We also believe that the fragmented and relationship-driven college bookstore industry makes it difficult for a competitor to displace us from markets where we have established relationships.

Long-standing and diverse customer relationships. Our long-standing commitment to provide superior products and services to our customers has resulted in strong relationships (many spanning over 30 years) with the colleges and universities that we serve. These relationships with over 2,500 college bookstores nationwide provide us with the scale to buy and sell textbooks on multiple campuses to reduce inventory risk and take advantage of supply and demand imbalances from one campus to another. Additionally, our strong relationships with the management of college bookstores nationwide provides important access to valuable market information regarding the campus-by-campus supply and demand of textbooks, as well as an ability to procure large quantities of a wide variety of textbooks. By maintaining such a substantial number of relationships, our largest wholesale customer as of March 31, 2003, accounted for less than 1% of total revenues and the top 25 customers accounted for less than 6%.

Attractive industry trends. The college bookstore industry consists of more than 4,800 stores servicing more than 4,100 institutions of higher education in North America. The United States Department of Education projects that total enrollment in United States colleges will increase from 15.1 million in 2000 to 16.9 million in 2009. Based on these projections, we believe that the college bookstore industry remains strong, generating annual sales of approximately $11.1 billion to college students and other consumers in North America. As a market leader, we believe that we are well positioned to capitalize on these favorable trends.

Proven growth and profitability. As a result of our leadership position in the used textbook market and the strong inherent growth characteristics of the college demographic, we have been able to achieve a consistent long-term pattern of strong growth in revenues and EBITDA. Over the past 20 years, we have experienced a compound annual growth rate of approximately 11.5% in revenues and have consistently posted year-over-year increases, even during recessionary periods.

Comprehensive pricing and buying guide. We publish the Buyer’s Guide that lists over 47,000 textbook titles with such details as author, new copy retail price, and our repurchase price. The Buyer’s Guide provides college bookstores with the capability to access virtually all significant textbook information and features the best buyback pricing available. The Buyer’s Guide serves as a valuable tool to our customers in actively managing inventory and supply. We update and reprint the Buyer’s Guide nine times each year and make it available in both print and various electronic formats. A staff of dedicated professionals gathers information from all over the country in order to make the Buyer’s Guide into we believe to be the most comprehensive and up-to-date pricing and buying aid for college bookstores.

Established e-commerce technology. We have established ourselves as a leading e-commerce platform for college bookstores with over 525 stores licensing our technology via CampusHub. Our approach is strategically different than other industry competitors that typically use the Internet to establish websites designed to sell textbooks or other merchandise directly to students, not only by-passing the traditional college bookstore but also competing with it. Our e-commerce technologies allow us to partner with college bookstores to sell textbooks or other merchandise through their websites. Our approach and our technology allow us to further enhance our relationships with our customers and provide us with the opportunity to diversify our revenue stream.

Experienced senior management team. Our senior management team consists of professionals with significant experience within our company and the college bookstore industry. Our President and Chief Executive Officer, Mark Oppegard, has over 34 years of experience with us. On average, our top managers have 17 years of experience with us. Our management team has demonstrated their ability to successfully operate our company in a leveraged environment and has a proven track record in improving profitability, establishing new and maintaining existing customer relationships and generating cash flow to reduce debt.

Business strategy

Our objective is to strengthen our position as a leading provider of products and services to the college bookstore market, thereby increasing revenue and cash flow. In order to accomplish our goal, we will continue to pursue the following strategies:

Enhance growth in the Textbook Division. We expect the stable growth of our Textbook Division to continue, primarily as a result of an expected increase in college enrollments and the continued desirability of used textbooks, as well as the expansion of our own college bookstore network. Additionally, we continue to develop an enhanced commission structure, through programs such as our Advantage Program and Partnership Program, that rewards customers who make a long-term commitment to supplying us with a large portion of their textbooks. Finally, we are strengthening our marketing campaign to increase student awareness of the benefits of buying and selling used textbooks.

Capitalize on college bookstore opportunities. We intend to increase revenues for our college bookstore operations by acquiring, opening or contract-managing additional bookstores at selected college campuses and offering additional specialty products and services at our existing bookstores. We evaluate each new bookstore acquisition opportunity against our own internal criteria and benchmarks. We also intend to increase same-store sales growth through a more coordinated effort to implement best practices across our entire bookstore network. Finally, we believe there are opportunities to improve cash flow at our bookstores by reducing certain selling, general and administrative expenses.

Continued growth in distance education program. The distance education market continues to grow due to the increased popularity of correspondence courses, continuing and corporate education courses and courses offered through electronic media such as the Internet. Through Specialty Books, Inc., we believe that we are well positioned to take advantage of this growth trend.

Increased market penetration through technology. We intend to continue generating incremental revenue through the sale of our turnkey bookstore management software. The installation of this software, along with e-commerce technology offered through CampusHub, a division within our Complementary Services Division, also increases the channels through which we can access the college and university market.

Expansion of marketing services program. It is very difficult for traditional vendors to access the highly fragmented college and university market in an efficient manner. Our marketing services program provides vendors with efficient access to the college and university market through our distribution channels. We intend to expand this program by establishing arrangements with major national vendors.

Industry overview

According to the National Association of College Stores, in the academic year 2002-2003 approximately 4,800 college stores generated a total of $11.1 billion in annual sales to college students and other consumers in North America. Sales of textbooks and other educational materials used for classroom instruction comprised approximately two-thirds of this amount. We expect this market will grow as a result of anticipated increases in enrollment at United States colleges. The United States Department of Education projects that total enrollment in United States colleges will increase from 15.1 million in 2000 to 16.9 million in 2009.

Sales of textbooks to college stores have grown at a compound annual rate of 5.3% from $4.3 billion in sales in 2001 to $5.0 billion in 2004, as estimated by Simba Information Inc., a market research firm. Over the same period, Simba Information Inc. estimated that sales of used textbooks have also grown at a compound annual rate of 5.3%, with their share of all textbook sales remaining constant at approximately 25.2%. We believe that sales of used textbooks will continue to be a large percentage of total textbook sales because used textbooks provide students with a lower-cost alternative to new textbooks, and because bookstores typically achieve higher margins through the sale of used rather than new textbooks.

We consider ourselves well positioned to capitalize on these opportunities because of our leading market position, our strong customer relationships, our broad product and service offerings and our superior order fulfillment capabilities. These factors have also contributed to our strong, stable growth. The following chart illustrates our consistent revenue growth over the last 20 fiscal years, even during economic downturns, resulting in a compound annual growth rate of approximately 11.5%.

Revenue, fiscal years ended March 31

(dollars in millions)

Wholesale textbook market. We believe that used textbooks will continue to be attractive to both students and college bookstores. Used textbooks provide students with a lower-cost alternative to new textbooks and bookstores typically achieve higher margins through the sale of used rather than new textbooks.

The pricing pattern of textbook publishing accounts for a large part of the growth of the used book market. Because of copyright restrictions, each new textbook is produced by only one publisher, which is free to set the new copy retail price and discount terms to bookstores. Publishers generally offer new textbooks at prices that enable college bookstores to achieve a gross margin of 23.0% to 25.0% on new textbooks. Historically, the high retail costs of new textbooks and the higher margins achieved by bookstores on the sale of used textbooks (approximately 33.0%) have encouraged the growth of the market for used textbooks.

The used textbook cycle begins with new textbook publishers, who purposely plan obsolescence into the publication of new textbooks. Generally, new editions of textbooks are produced every two to four years. In the first year of a new edition, there are few used copies of a new edition available. In the second and third years, used textbooks become increasingly available. Simultaneously, publishers begin to plan an updated edition. In years four and beyond, at the end of the average life cycle of a particular edition, as publishers cut back on original production, used textbooks generally represent a majority (in unit terms) of the particular edition in use. While the length of the cycle varies by title (and sometimes is indefinite, as some titles are never updated), the basic supply/demand progression remains fairly consistent.

College bookstores begin to place orders with used textbook wholesalers once professors determine which books will be required for their upcoming courses, usually by the end of May for the fall semester and the end of November for the spring semester. Bookstore operators must first determine their allocation between new and used copies for a particular title but, in most cases, they will order an ample supply of used books because:

• used book demand from students is typically strong and consistent;

•	many operators only have access to a limited supply from wholesalers and believe that not having used book alternatives could create considerable frustration among students and with the college administration;

•	bookstore operators earn higher margins on used books than on new books; and

•	both new and used books are sold with return privileges, eliminating any overstock risk (excluding freight charges) to the college bookstore.

New textbook ordering usually begins in June, at which time the store operator augments its expected used book supply by ordering new books. By this time, publishers typically will have just implemented their annual price increases. These regular price increases, which historically have run 3.0% to 5.0%, allow us and our competitors to buy used textbooks based on old list prices (in May) and to almost simultaneously sell them based on new higher prices, thereby creating an immediate margin increase.

While price is an important factor in the store operator’s purchasing decision, available supply, as well as service, usually determine with which used textbook wholesaler a college bookstore will develop a strong relationship. Used textbook wholesalers that are able to significantly service a college bookstore account typically receive preferential treatment from store operators, both in selling and in buying used textbooks. Pure exclusive supply arrangements in our market are rare. However, in the past four to five years, we have been marketing our exclusive supply program to the industry. This program has grown to include approximately 275 participating bookstores as of December 31, 2003. We also introduced the NBC Advantage program in fiscal 2001. This program rewards customers who make a long-term commitment to supplying us with a large portion of their books. As of December 31, 2003, approximately 520 bookstores were participating in this NBC Advantage program, approximately 260 of which are also participating in the exclusive program. Since we are usually able to sell a substantial majority of the used textbooks we are able to purchase, our ability to obtain sufficient supply is a critical factor in our success.

College bookstore market. College stores generally fall into three categories:

•	institutional— stores that are primarily owned and operated by institutions of higher learning (represent approximately 56% of the total membership of the National Association of College Stores);

•	contract-managed— stores owned by institutions of higher learning and managed by outside, private companies, typically found on-campus (represent approximately 28% of the total membership of the National Association of College Stores); and

•	independent stores— privately owned and operated stores, generally located off campus (represent approximately 16% of the total membership of the National Association of College Stores). In general, the “captive” portion of the college bookstore market includes those contract-managed stores that sell their used textbooks to affiliated companies, and institutional and independent stores to the extent that such used textbooks are repurchased from students and are retained by the bookstore for resale without involving a wholesaler.

We believe that sales at our college bookstores will continue to grow as a result of increased enrollment at colleges and due to the increasing number of products and services offered in these bookstores, including e-commerce capabilities provided through CampusHub, a division within our Other Complementary Services Division.

Products and services

Textbook Division. Our Textbook Division is engaged in the procurement and redistribution of textbooks on college campuses primarily across the United States.

We also publish an internally-developed Buyer’s Guide, which lists over 47,000 textbooks according to author, title, new copy retail price, and our repurchase price. The Buyer’s Guide is an important part of our inventory control and book procurement system. We update and reprint the Buyer’s Guide nine times each year and make it available in both print and various electronic formats, including on all of our proprietary information systems. A staff of dedicated professionals gathers information from all over the country in order to make the Buyer’s Guide into what we believe to be the most comprehensive and up-to-date pricing and buying aid for college bookstores. We also maintain a database of almost 181,000 titles in order to better serve our customers.

Bookstore Division. As of December 31, 2003, we operated 113 college bookstores on or adjacent to college campuses. These bookstores sell a wide variety of used and new textbooks, general books and assorted general merchandise, including apparel, sundries and gift items. Over the past three fiscal years, revenues of our bookstores from activities other than used and new textbook sales have been between 21% and 24% of total revenues. We have been, and intend to continue, selectively expanding our product offerings at our bookstores in order to increase sales and profitability. We have also installed software providing e-commerce capabilities in all of our own bookstores, thereby allowing our bookstores to further expand product offerings and compete with online-only textbook sellers.

Complementary Services Division. Through Specialty Books, Inc., we have access to the market for distance education products and services. Currently, we provide students at approximately 70 colleges with textbooks and materials for use in distance education courses, and are a leading provider of textbooks to nontraditional programs and students such as correspondence or corporate education students. We believe the fragmented distance education market represents an opportunity for us to take advantage of fulfillment and distribution expertise in a rapidly growing sector. Beyond textbooks, we offer services and specialty course materials to distance education students including videotape duplication and shipping; shipping of specialty, non-textbook course materials; and a sales and ordering function. Students can order distance education materials from us over the Internet. Over the past three full fiscal years, revenues of Specialty Books, Inc. have been between 72% and 84% of total Complementary Services Division revenues. After adjusting for the expected reduction in revenue from servicing the needs of the University of Phoenix, we believe we can continue to increase the service operations revenues from distance education products over the next several years.

Other services offered to college bookstores include services related to our turnkey bookstore management software and the sale of other software and hardware, and related maintenance contracts. These services generate revenue and assist us in gaining access to new sources of used textbooks. We have an installed base of over 230 college bookstore locations for our textbook management control systems, and it has installed our proprietary total store management system at almost 630 college bookstore locations. In total, including our own bookstores, almost 860 college bookstore locations use our software products.

Through Connect2One, or as we sometimes refer to it C2O, we are able to offer a variety of products and services to participating college bookstores. C2O negotiates apparel and general merchandise discounts and develops and executes marketing programs for its membership. As a centralized buying service for over 580 participating college bookstores including our own bookstores, C2O has evolved into a buying group with substantial purchasing power. C2O offers a shopping bag program to college bookstores. This shopping bag program provides bookstores the opportunity to purchase customized bags at a substantial discount from the vendor, while we earn a monthly administrative fee from the vendor in return for accepting billing and collection responsibilities for shopping bags sold by the vendor. Other C2O marketing services include a freight savings program, a check authorization program, and retail display allowances for magazine displays. Additionally, a staff of experienced C2O professionals consult with the management of bookstores. Services offered include strategic planning, store review, merchandise planning and help with other operational aspects of the business. While consulting has historically represented a relatively small component of C2O’s business, it is nonetheless strategically important to the ongoing success of this aspect of our business.

We also provide a consulting and store design program to assist college bookstores in store presentation and layout. Through our newly-introduced marketing services program, we are able to take advantage of our distribution channels. Marketing services offered by us enable national vendors to reach college students through in-store kiosks, prepackaged freshman mailers, coupon books, e-mail promotions and in-store displays.

Wholesale procurement and distribution

Historically, because the demand for used textbooks has consistently exceeded supply, our sales have been primarily determined by the amount of used textbooks that we can purchase. We believe that, on average, we are able to fulfill approximately 20% to 25% of our demand for used textbooks. As a result, our success has depended primarily on our inventory procurement, and we continue to focus our efforts on obtaining inventory. In order to ensure our ability to both obtain and redistribute inventory, our Textbook Division strategy has emphasized establishing and maintaining strong customer and supplier relationships with college bookstores (primarily, independent and institutional college bookstores) through our employee account representatives. These 36 account representatives (as of December 31, 2003) are responsible for procuring used textbooks from students, marketing our services on campus, purchasing overstock textbooks from bookstores and securing leads for sale of our systems products. We have been able to maintain a competitive edge by providing superior service, made possible primarily through the development and maintenance of ready access to inventory, information and supply. Other components of the Textbook Division strategy and our implementation include:

•	selectively paying a marginal premium relative to competitors to entice students to sell back more books to us;

•	gaining access to competitive campuses (where the campus bookstore is contract-managed by a competitor) by opening off-campus, college bookstores that we own;

•	using technology to gain efficiencies and to improve customer service;

•	maintaining a knowledgeable and experienced sales force that is customer-service oriented;

•	providing working capital flexibility for bookstores making substantial purchases; and

•	establishing long-term supply arrangements by rewarding customers who make a long-term commitment to supplying us with a large portion of their books.

The two major used textbook purchasing seasons are at the end of each academic semester, May and December. Although we make book purchases during other periods, the inventory purchased in May, before publishers announce their price increases in June and July, allows us to purchase inventory based on the lower retail prices of the previous year. The combination of this purchasing cycle and the fact that we are able to sell our inventory in relation to retail prices for the following year permits us to realize additional gross profit. We advance cash to our representatives during these two periods, and the representatives in turn buy books directly from students, generally through the on-campus bookstore. After we purchase the books, we arrange for shipment to one of our two warehouses (Nebraska and California) via common carrier. At the warehouse, we refurbish damaged books and categorize and shelve all other books in a timely manner, and enter them into our on-line inventory system. These two locations function as one facility allowing customers to access inventory at both locations. Customers place orders on our online ordering system by phone, mail, fax or other electronic method. Upon receiving an order, we remove the books from available inventory and hold them for future shipping. Customers may return books within 60 days after the start of classes if a written request is enclosed. Returns currently average approximately 20.5% of sales and generally are attributable to course cancellations or overstocking. The majority of returns are textbooks that we are able to resell for the next semester.

Customers

We sell our products and services to college bookstores throughout the United States, Canada and Puerto Rico for ultimate use by college students. Our 25 largest Textbook Division customers accounted for approximately 5.8% of our fiscal 2003 consolidated revenues. No single Textbook Division customer accounted for more than 1.0% of our fiscal 2003 consolidated revenues.

Our Textbook Division purchases from and resells used textbooks to many of the nation’s largest college campuses including: University of Texas, University of Southern California, Indiana University, San Diego State University, University of Washington, and University of Minnesota.

Our college bookstores are located on many of the nation’s largest college campuses including: University of Nebraska, University of Michigan, University of Maryland, Arizona State University, Pennsylvania State University, University of Kansas, Michigan State University, University of California— Berkeley, Texas A&M University, University of Florida, and University of Tennessee.

Our distance education program supplies textbooks and educational material to students enrolled in on-line courses. The University of Phoenix accounted for greater than 50.0% of the fiscal 2003 total revenues in our distance education program. After adjusting for the expected reduction in revenue from servicing the needs of the University of Phoenix in this market, we believe we can continue to increase the service operations revenues from our distance education products over the next several years.

No single customer accounted for more than 10.0% of our fiscal 2003 consolidated revenues.

College bookstore operations

An important aspect of our business strategy is a program designed to reach new customers through the opening or acquisition of bookstores adjacent to college campuses or the contract-management of stores on campus. In addition to generating sales of new and used textbooks and general merchandise, these outlets enhance our Textbook Division by increasing the inventory of used books we are able to purchase from the campus.

A desirable campus for a college bookstore that we operate is one on which we do not currently buy or sell used textbooks either because a competitor of ours contract-manages the college’s bookstore or the college bookstore does not have a strong relationship with us. We generally will not open a location on a campus where we already have a strong relationship with the college bookstore because we fear that would damage our strong customer relationship.

We tailor each of our own bookstores to fit the needs and lifestyles of the campus on which it is located. Individual bookstore managers are given significant organizational and management responsibilities, including, hiring employees, controlling cash and inventory, and purchasing and merchandising product. We also have staff specialists to assist individual bookstore managers in such areas as store planning, merchandise layout and inventory control.

As of December 31, 2003, we operated 113 college bookstores in the United States, having expanded from 59 bookstores in 1998. During the twelve-month period ended December 31, 2003, we purchased, or entered into contracts to manage, new bookstore locations in Johnson City, Tennessee; Phoenix, Arizona; Mesa, Arizona; Huntington, West Virginia; Wayne, Nebraska; and Nacogdoches, Texas; and 3 new bookstore locations in East Lansing, Michigan. We closed bookstores located in Chadron, Nebraska; Wayne, Nebraska; Columbia, South Carolina; Northridge, California; Big Rapids, Michigan; and Richmond, Virginia during the twelve-month period ended December 31, 2003.

The table below highlights certain information regarding our bookstores opened through December 31, 2003.

	Bookstores	Bookstores	Bookstores		Approximate
	Open at	Added	Closed	Bookstores	Total Square
	Beginning of	During	During	at End of	Footage (in
Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year(1)	Fiscal Year	thousands)

1999	59	8	2	65	537
2000	65	35	2	98	733
2001	98	4	0	102	740
2002	102	10	4	108	797
2003	108	4	3	109	798
2004(2)	109	8	4	113	844

(1)	In fiscal 1999, the property leases at two bookstore locations expired and were not renewed by us. In fiscal 2000, the property lease at one bookstore location expired and was not renewed by us and one bookstore location was closed which did not meet our expansion criteria described below. In fiscal 2002, the property leases at two bookstore locations expired and were not renewed by us and two other bookstore locations in Austin, Texas were sold to a large Textbook Division customer. In fiscal 2003, the property leases at three bookstore locations expired and were not renewed by us. In fiscal 2004, four bookstores were either closed or the contract-managed base was not renewed.

(2) Reflects the first three quarters of fiscal 2004 through December 31, 2003.

We plan to continue increasing the number of bookstores in operation. The bookstore expansion plan will focus on campuses where we do not already have a strong relationship with the on-campus bookstore. In determining to open or acquire an off-campus bookstore, we look at several criteria:

•	the size of the market and whether it is large enough to justify our efforts (typically this means a campus of at least 8,000 students);

•	the proximity of the site to campus and whether there is adequate parking and access to the site;

•	the potential of the bookstore to have a broad product mix (larger bookstores are more attractive than smaller bookstores because a full line of general merchandise can be offered in addition to textbooks);

•	the availability of top-quality management; and

•	certain other factors, including leasehold improvement opportunities and personnel costs.

In determining to pursue an opportunity to contract manage a campus bookstore we look at:

•	the size of the market;

•	the competitive status of the market;

•	the availability of top quality management; and

•	certain other factors, including personnel costs.

Our bookstores have an average size of 7,300 gross square feet but range in size from 500 to 50,000 square feet. We estimate that leasehold improvements, furniture and fixtures, and automation with our PRISM system, our proprietary total-store management system, for new bookstores cost approximately $100,000 per bookstore, after giving effect to construction allowances.

Management information systems

We believe that we can enhance efficiency, profitability and our competitive position through investments in technology. Our MIS operations process order entry, control inventory, generate purchase orders and customer invoices, generate various sales reports, and process and retrieve textbook information. All our bookstores operate with IBM RS/6000s or server class personal computers. At the center of our MIS operations are our self-developed, proprietary software programs such as PRISM, our whole store management system, and PC-Text, our textbook management and inventory control system. Our experienced team of development and design professionals maintains and continuously enhances this software.

In addition, we have developed software for e-commerce capabilities. These software products allow college bookstores to launch their own e-commerce site and effectively compete against online-only textbook sellers by offering textbooks and both traditional and non-traditional store merchandise online.

None of our proprietary software programs are copyrighted, although we do have registered trademarks for certain names. In addition to using our software programs for our own management and inventory control, we license the use of our software programs to bookstores. Our software programs enhance the efficiency and cost-effectiveness of our operations, and their use by bookstores that are our customers or suppliers tends to solidify the relationship between us and these customers or suppliers, resulting in increased sales or supplies for us.

MIS operations consist of four operating units: (i) the mainframe unit, which develops and supports all systems used in our warehouses and corporate offices; (ii) a system sales unit, which markets our college store management systems to colleges; (iii) the College Bookstore

Management Systems (“CBMS”), which develops and supports the systems that are sold to bookstores, and (iv) CampusHub, which develops and supports software for e-commerce.

We conduct training courses for all systems users at our headquarters in Lincoln, Nebraska. Classes are small and provide hands-on demonstrations of the various systems. Printed reference manuals and training materials also accompany each system. The customer support unit of CBMS is staffed with approximately 50 experienced personnel. Personnel are available 24 hours a day to answer questions on a toll-free number.

Competition

Our Textbook Division competes in the used textbook wholesale distribution market. This market includes the sale of all used textbooks purchased from students by an independent third party which are then redistributed through college bookstores; sales to contract-managed stores, which obtain virtually all of their supply of used textbooks from within their chain of stores under common management; and used textbooks retained by college bookstores.

Our two major competitors in the college store industry and used textbook business are Follett Campus Resources and MBS Textbook Exchange (“MBS”), which contract-manage approximately 680 stores and 430 stores, respectively. We believe that our market share of the used college textbook wholesale distribution market is comparable to that of Follett and MBS, individually. The remaining competitors are smaller regional companies, including Budgetext, Texas Book Company and Southeastern Book Company. Most of the leading companies in the industry also have an established retail presence, either through direct store ownership/operation or through contract-management.

Many of Follett’s college bookstores are located on smaller college campuses. The size of the campus and Follett’s presence there have precluded potential competitors such as us from entering these markets, which in turn affects both our ability to buy books and our ability to add new accounts. However, because it is required to supply used textbooks to all of its own stores, Follett must balance the demands of its own bookstores with those of its other independent customers.

MBS is controlled by the same shareholder that controls Barnes & Noble, Inc. Consequently, MBS supplies approximately 430 Barnes & Noble, Inc. college stores. MBS faces the same challenges that Follett faces in supplying existing institutional accounts. MBS has a strong systems division that competes actively with us for new customers and also fulfills all of the needs of the Barnes & Noble, Inc. stores. Beyond MBS, we believe the market is fragmented.

Our Bookstore Division competes with other college campus bookstores, including the on-campus bookstore in those locations where our bookstore is off-campus.

Both our Textbook and Bookstore Divisions compete with a number of entities that have entered the college marketplace, or enhanced their sales channel to that marketplace, through e-commerce. These competitors typically use the Internet to establish websites designed to sell textbooks and/or other merchandise directly to students, not only by-passing the traditional college bookstore but competing with it. By contrast, e-commerce services provided through CampusHub, are designed to sell textbooks and other merchandise through college bookstore websites. We also compete against the expansion of electronic media as a source of textbook information, such as on-line resources, e-books, print-on-demand textbooks and CD-ROM, which may replace or modify the need for students to purchase textbooks through the traditional college bookstore. We do not believe that this competition has had a material adverse impact on our results of operations.

Presently, we believe that our largest competitor in textbook distribution for the distance education market, and only other major competitor, is MBS.

There is only one centralized buying service that is similar to C2O, the Independent College Bookstore Association (“ICBA”). Participation by college bookstores in C2O’s or ICBA’s centralized buying service is voluntary, and college bookstores may, and some do, belong to both buying associations.

Properties

We own two Textbook Division warehouses (totaling 244,000 square feet) in Lincoln, Nebraska (one of which is also the location of our headquarters). In addition, we lease a 60,000 square foot Textbook Division warehouse in Cypress, California. Our Cypress lease expires on August 31, 2007. Our distance education program resides in a leased facility with 49,500 square feet in Athens, Ohio and this lease expires on May 31, 2007 although there is one five-year option to renew.

Listed below, set forth as of December 31, 2003, are our college bookstores, their location, the college served and the school’s enrollment:

Institution	Location	Enrollment(1)	Store Name

University of Alabama	Tuscaloosa, AL	19,800	The College Store
University of Arkansas, Little Rock	Little Rock, AR	12,300	Campus Bookstore
Northern Arizona University	Flagstaff, AZ	16,800	The College Store
Northern Arizona University	Flagstaff, AZ	16,800	University Text and Tools
Mesa Community College, also serving:	Mesa, AZ	9,000	The Textbook Company
Chandler Gilbert Community College— Pecos		6,100
Western International University	Phoenix, AZ	3,300	Western International University Bookstore(2)
Arizona State University	Tempe, AZ	49,000	The College Store
Arizona State University	Tempe, AZ	49,000	Rother’s Bookstore
University of Arizona	Tucson, AZ	34,300	Arizona Book Store
University of Arizona	Tucson, AZ	34,300	Rother’s University Bookstore
University of California— Berkeley	Berkeley, CA	30,500	Ned’s Bookstore
University of California— Berkeley	Berkeley, CA	30,500	Ned’s Bookstore II
University of California— Berkeley	Berkeley, CA	30,500	Ned’s Bookstore— Boalt Hall
University of Northern Colorado	Greeley, CO	13,000	The Book Shop
Daytona Beach Community College	Daytona Beach, FL	20,000	College Book Rack
University of Florida, also serving:	Gainesville, FL	48,200	Florida Book Store
Santa Fe Community College		13,900
University of Florida, also serving:	Gainesville, FL	48,200	Florida Book Store, Volume II
Santa Fe Community College		13,900
Miami Dade Community College— Kendall	Miami, FL	18,400	Lemox College Book & Supply
University of Central Florida, also serving:	Orlando, FL	35,400	College Book & Supply
Seminole Community College		9,600
Valencia Community College		15,000
University of Central Florida	Orlando, FL	35,400	Knight’s Corner
Georgia State University	Atlanta, GA	33,000	Georgia Book Store
Drake University	Des Moines, IA	4,300	D-Shoppe(2)
Drake University, also serving:	Des Moines, IA	4,300	University Book Store(3)
Mercy College of Health Sciences		400
Southern Illinois University	Carbondale, IL	18,200	Saluki Bookstore
Ball Sate University	Muncie, IN	20,300	Collegiate Book Exchange
Valparaiso University	Valparaiso, IN	3,500	University Book Center(2)
University of Kansas	Lawrence, KS	25,500	University Book Shop
Johnson County Community College	Overland Park, KS	16,100	The College Store
Western Kentucky University	Bowling Green, KY	17,000	Lemox-Bowling Green
Western Kentucky University	Bowling Green, KY	17,000	Lemox II
University of Louisville	Louisville, KY	21,100	College Book Warehouse
Eastern Kentucky University	Richmond, KY	17,500	University Book & Supply
University of Maryland	College Park, MD	46,500	Maryland Book Exchange
Prince George’s Community College	Largo, MD	13,000	Prince George’s Community College Bookstore(2)
Concordia University— Ann Arbor	Ann Arbor, MI	600	Concordia College Bookstore(2)
University of Michigan	Ann Arbor, MI	42,500	Michigan Book & Supply
University of Michigan	Ann Arbor, MI	42,500	Ulrich’s Bookstore
Oakland University	Auburn Hills, MI	20,000	Textbook Outlet
Wayne Community College	Belleville, MI	24,000	Ned’s Bookstore(2)
Wayne Community College	Detroit, MI	24,000	Ned’s WCC Downtown(2)

Institution	Location	Enrollment(1)	Store Name

Wayne Community College	Detroit, MI	24,000	Ned’s WCC Eastern(2)
Wayne Community College	Detroit, MI	24,000	Ned’s WCC Northwest(2)
Wayne Community College	Taylor, MI	24,000	Ned’s WCC Downriver(2)
Michigan State University	East Lansing, MI	43,300	The College Store
Michigan State University	East Lansing, MI	43,300	Ned’s Bookstore
Michigan State University	East Lansing, MI	43,300	Spartan Bookstore—
			International Center(2)
Michigan State University	East Lansing, MI	43,300	Spartan Bookstore— Fee Hall(2)
Michigan State University	East Lansing, MI	43,300	Spartan Bookstore— Kresge(2)
Kettering University	Flint, MI	3,300	The Campus Store(2)
Eastern Michigan University, also serving:	Ypsilanti, MI	23,000	Campus Book & Supply
Washtenaw Community College		11,200
Washtenaw Technical Middle College		500
Eastern Michigan University	Ypsilanti, MI	23,000	Ned’s Bookstore
Eastern Michigan University	Ypsilanti, MI	23,000	Ned’s College of Business
			Bookstore
Minnesota State University Mankato	Mankato, MN	12,900	Maverick Bookstore(3)
North Carolina State University	Raleigh, NC	29,000	Packbackers Student Bookstore
Chadron State College	Chadron, NE	2,400	Eagle Pride Bookstore(2)
University of Nebraska— Kearney	Kearney, NE	7,100	The Antelope Bookstore(2)
University of Nebraska— Lincoln	Lincoln, NE	22,800	Big Red Shop
University of Nebraska— Lincoln	Lincoln, NE	22,800	Nebraska Bookstore(3)
Nebraska Wesleyan University	Lincoln, NE	1,700	Prairie Wolves Bookstore(2)
Wayne State College	Wayne, NE	3,900	Wayne State College Bookstore(2)
University of Nevada Las Vegas	Las Vegas, NV	20,700	Rebelbooks
State University of New York— Buffalo, also serving:	Amherst, NY	24,000	The College Store
Eerie Community College— North Campus		5,600
State University of New York— Binghamton	Vestal, NY	12,800	The Bookbridge
University of Akron	Akron, OH	21,700	The College Store
Ohio University	Athens, OH	19,500	Specialty Books
Ohio State University	Columbus, OH	47,900	College Town
Wright State University, also serving:	Fairborn, OH	17,000	The College Store
Sinclair Community College		11,900
University of Oklahoma	Norman, OK	20,000	Boomer Book Store
University of Oklahoma	Norman, OK	20,000	Sooner Textbooks
Oklahoma State University	Stillwater, OK	20,500	Cowboy Book
Indiana University of Pennsylvania	Indiana, PA	14,000	The College Store
University of Pittsburgh	Pittsburgh, PA	29,000	The College Store
Pennsylvania State University	State College, PA	42,000	University Book Centre
College of Charleston	Charleston, SC	9,900	University Books of Charleston
University of South Carolina	Columbia, SC	23,700	Carolina Spirit Shop
University of South Carolina	Columbia, SC	23,700	South Carolina Book Store
East Tennessee State University	Johnson City, TN	12,100	The College Store
East Tennessee State University	Johnson City, TN	12,100	East Tennessee State University
			Bookstore(2)
University of Tennessee	Knoxville, TN	26,000	Rocky Top Books
University of Tennessee	Knoxville, TN	26,000	Rocky Top East(3)
University of Texas— Arlington	Arlington, TX	22,000	The College Store

Institution	Location	Enrollment(1)	Store Name

Austin Community College	Austin, TX	25,000	Bevo’s ACC
Austin Community College	Austin, TX	25,000	Bevo’s Northridge
Blinn College	Bryan, TX	7,600	Rother’s Bookstore
Texas A&M University	College Station, TX	42,900	Rother’s Bookstore— College
			Station
Texas A&M University	College Station, TX	42,900	Rother’s Bookstore— George Bush
Texas A&M University	College Station, TX	42,900	Rother’s Bookstore— Woodstone
Southern Methodist University	Dallas, TX	9,800	Varsity Book Store
University of North Texas, also serving:	Denton, TX	30,100	Voertman’s(3)
North Central Texas College		6,000
Texas Woman’s University		7,900
University of Texas— Pan American	Edinburg, TX	18,000	South Texas Book & Supply
North Harris College	Houston, TX	9,500	College Bookstore(3)
North Harris College	Humble, TX	9,500	College Bookstore
University of Houston, also serving:		33,000
Texas Southern University School of Law	Houston, TX	200	Rother’s Bookstore
Texas Tech University	Lubbock, TX	29,000	Double T Bookstores
Texas Tech University	Lubbock, TX	29,000	Double T Bookstores II
Texas Tech University	Lubbock, TX	29,000	Double T Bookstores III
Texas Tech University	Lubbock, TX	29,000	Spirit Shop
South Texas Community College	McAllen, TX	14,000	South Texas Book & Supply
Stephen F. Austin State University	Nacogdoches, TX	10,500	Varsity Book Store
San Antonio College, also serving:	San Antonio, TX	22,700	L&M Bookstore
Northwest Vista College		7,900
Palo Alto College		7,300
St. Phillip’s College		11,100
UTSA— Downtown		5,000
University of Texas— San Antonio	San Antonio, TX	20,500	L&M UTSA Bookstore
Southwest Texas State	San Marcos, TX	25,000	Colloquium Bookstore
Southwest Texas State	San Marcos, TX	25,000	Colloquium Too
Southwest Texas State	San Marcos, TX	25,000	Rother’s Bookstore
Tarleton State University	Stephenville, TX	7,700	Rother’s Bookstore
Baylor University	Waco, TX	13,200	Rother’s Bookstore
Baylor University	Waco, TX	13,200	University Bookstore and Spirit
			Shop
Midwestern State University	Wichita Falls, TX	5,800	Rother’s Bookstore
Virginia Polytechnic Institute and State University	Blacksburg, VA	26,000	Tech Bookstore
Old Dominion University	Norfolk, VA	19,000	Dominion Bookstore
Radford University	Radford, VA	8,500	Radford Book Exchange
Western Washington University, also serving:	Bellingham, WA	12,000	The College Store
Whatcom Community College		4,000
Marshall University	Huntington, WV	16,000	Stadium Bookstore

(1) Source: National Association of College Stores. Includes part-time students.

(2) Denotes properties leased from the educational institution, in other words contract-managed stores.
(3) Property is owned by us.

Insurance

We maintain general liability, property, worker’s compensation and other insurance in amounts and on terms that we believe are customary for companies similarly situated. In addition, we maintain excess insurance where we reasonably believe it is cost effective.

Employees

As of December 31, 2003, we had a total of approximately 2,700 employees, of whom approximately 900 were full-time, approximately 500 were part-time and approximately 1,300 were temporary. We have no unionized employees and believe that our relationship with our employees is satisfactory.

In view of the seasonal nature of our Textbook Division, we use seasonal labor to improve operating efficiency. We employ a small number of “flex-pool” workers who are cross-trained in a variety of warehouse functions. Recently, we have employed up to 50 flex-pool workers in the Nebraska and California facilities, thereby enabling us to lower Textbook Division operating expenses. Temporary employees augment the flex-pool to meet periodic labor demands.

Legal proceedings

From time to time, we are subject to legal proceedings and other claims arising in the ordinary course of our business. We believe that currently we are not a party to any litigation the outcome of which would have a material adverse affect on our financial condition or results of operations. We maintain insurance coverage against claims in an amount which we believe to be adequate.

Executive officers and members of board of directors

The following table gives the name, age and position of each of our executive officers, key employees and directors as of March 4, 2004, the date of consummation of the Transaction.

Name	Age	Position

Mark W. Oppegard	54	Chief Executive Officer, President, Secretary and Director
Barry S. Major	47	Chief Operating Officer of Nebraska Book and Director
Alan G. Siemek	43	Vice President and Treasurer
William H. Allen	61	Senior Vice President of Textbook Division of Nebraska Book
Robert A. Rupe	56	Senior Vice President of Bookstore Division of Nebraska Book
Michael J. Kelly	46	Senior Vice President of Distance Learning/ Marketing Services and Other Complementary Services Division of Nebraska Book
Thomas A. Hoff	56	Vice President of Retail Development of Nebraska Book
John A. Callahan	55	Vice President of Contract Management of Nebraska Book
Larry R. Rempe	55	Vice President of Information Systems of Nebraska Book
Kenneth F. Jirovsky	60	Vice President of Development of Nebraska Book
Cynthia L. Morris	47	Vice President of Administration and Secretary of Nebraska Book
Michael F. Cronin	50	Director
Mark L. Bono	44	Director
R. Sean Honey	33	Director

The business experience, principal occupation and employment as well as the periods of service of each of our directors and executive officers during the last five years are set forth below.

Mark W. Oppegard has served in the college bookstore industry for 34 years (all of which have been with us) and became our President/ Chief Executive Officer, Secretary and Director and Chief Executive Officer of Nebraska Book upon consummation of a prior recapitalization on February 13, 1998. Additionally, Mr. Oppegard has served as President of Nebraska Book since 1992 and as a Director of Nebraska Book since 1995. Prior to the 1998 recapitalization, Mr. Oppegard served as Vice President, Secretary, Assistant Treasurer and a Director of Holdings between 1995 and 1998. Prior to 1992, Mr. Oppegard served in a series of positions at Nebraska Book, including Vice President of the Bookstore Division.

Barry S. Major was named Nebraska Book’s Chief Operating Officer in January 1999, and upon consummation of the Transaction, was also named a Director of Nebraska Book and Holdings. Prior to joining us, Mr. Major served in various executive management positions at SITEL Corporation (SITEL), a company listed on the New York Stock Exchange that provides outsourced telephone and Internet-based sales and customer service. Joining SITEL in 1995 as the Executive Vice President of Finance, Mr. Major was named Chief Financial Officer in 1996 and assumed the role of President of the North America Region in 1997. Between 1985 and 1995, Mr. Major served in a series of positions, including President in 1995, Executive Vice President, and Senior Vice President/ Credit Manager, with American National Corporation, a multi-bank holding company operating three banks throughout Omaha and Southeast Nebraska.

Alan G. Siemek was named Senior Vice President of Finance and Administration of Nebraska Book in April 2001. Mr. Siemek has also served as our Vice President and Treasurer and Chief Financial Officer, Treasurer and Assistant Secretary of Nebraska Book since July 1999. Prior to joining us, Mr. Siemek served as Corporate Controller at SITEL, starting in 1997. Between 1994 and 1997, Mr. Siemek served in the positions of Director and Manager of SEC Reporting and Risk Management for MFS Communications, a billion dollar telecommunications firm. Prior to joining MFS Communications, Mr. Siemek spent eleven years in public accounting with Coopers & Lybrand LLP in their Omaha and New York offices.

William H. Allen has served in the college bookstore industry for 39 years (30 of which have been with us). Mr. Allen was named our Senior Vice President of the Textbook Division in April 2001. Between 1994 and 2001, Mr. Allen served as our Vice President of Warehouse Operations. Between 1974 and 1994, Mr. Allen served in a series of positions, including assistant manager of our Textbook Division. Prior to joining us in 1974, Mr. Allen was employed by the Missouri Store Company, a predecessor of MBS.

Robert A. Rupe was named Senior Vice President of our Bookstore Division in April 2001. Prior to joining us and with the exception of a one-year period in which he was self-employed as a management training consultant, Mr. Rupe served as Vice President of Operations of Busybody, Inc., a specialty retailer with over 100 retail locations, from 1995 to 2000. Mr. Rupe has 33 years of retail experience, including a variety of senior management positions at May Department Stores, Marshall Field and Company, Phillips Van-Huesen and International Paper.

Michael J. Kelly was named our Senior Vice President of Distance Learning/ Marketing Services and Other Complementary Services Division in August 2001, having previously served as our Vice President of e-commerce since November 1999. Prior to joining us, Mr. Kelly served in various executive management positions at SITEL. Joining SITEL in 1995 as a Business Unit Vice President of Administration and Finance, Mr. Kelly was named a Business Unit President in 1997, assumed the role of Chief Information Officer for the North America Region in March 1998, and was named Chief Technology Officer for Global Operations in August 1998. Between 1981 and 1995, Mr. Kelly served as Director of Information Technology for Father Flanagan’s Boys Home, a non-profit organization offering services to troubled children.

Thomas A. Hoff has served in the college bookstore industry for 17 years (all of which have been with us) and was named our Vice President of Retail Development in April 2001. Between 1992 and 2001, Mr. Hoff served as Vice President of our Bookstore Division. Mr. Hoff served as an assistant to the Vice President of our Bookstore Division between 1987 and 1992.

John A. Callahan was named Vice President of Contract Management in December 2003. Prior to this, Mr. Callahan was an Executive Director of GWP, Inc. a conservative publications company that publishes World Magazine, a weekly news magazine. From 1986 until 2000, Mr. Callahan served in the college bookstore industry as a field operations manager and the Director of Marketing and Sales for Barnes & Noble College Bookstores, Inc.

Larry R. Rempe has served in the college bookstore industry for 18 years (all of which have been with us) and has been our Vice President of Information Systems since 1986. Between

1974 and 1986, Mr. Rempe served in various positions for Lincoln Industries, Inc., a holding company that owned Nebraska Book until 1995.

Kenneth F. Jirovsky has served in the college bookstore industry for 43 years (all of which have been with us) and was named our Vice President of Development in April 2001. Between 1986 and 2001, Mr. Jirovsky served as our Vice President of Sales and Marketing. Prior to 1986 Mr. Jirovsky served in a series of positions, including assistant manager of our Textbook Division.

Cynthia L. Morris was named our Vice President of Administration and Secretary in January 2003, after having served as the Executive Director and the Director of Finance of TheCampusHub.com, Inc. since November 2002 and January 2001, respectively. Prior to joining TheCampusHub.com, Inc., Ms. Morris served as the Director of Finance and Accounting of the Dental Division of InfoCure Inc., a national provider of practice management software applications, from November 1999 to October 2000, and as the Corporate Treasurer and Corporate Controller of Cohesive Technology Solutions, Inc., a national computer service integration and consulting corporation, from April 1997 to October 1999. Prior to 1997, Ms. Morris was self-employed as a financial consultant, served as the Controller and Treasurer of HealthCare Communications, Inc., a developer of office management software, and also spent twelve years in public accounting with KPMG Peat Marwick LLP in their Lincoln, Nebraska office.

Michael F. Cronin became a Director of ours and Nebraska Book upon the consummation of an investment by Weston Presidio in fiscal 2003. Mr. Cronin co-founded Weston Presidio, a private equity firm, in 1991 and is a managing member of the general partners of the Weston funds. Mr. Cronin also serves as a Director of Tekni-Plex, Inc. and Tweeter Home Entertainment, Inc. as well as a number of the Weston funds’ portfolio companies.

Mark L. Bono became a Director of ours and Nebraska Book upon the consummation of an investment by Weston Presidio in fiscal 2003. Mr. Bono joined Weston Presidio in 1999 and is a member of the general partners of the Weston funds. Prior to 1999, Mr. Bono served in various positions at Tucker Anthony, an investment banking firm, including Managing Director and Co-Head of Mergers and Acquisitions. Mr. Bono also serves as a Director of Trimark Sportswear Group, Herald Media and Euro-Pro.

R. Sean Honey was named a Director of ours and Nebraska Book upon consummation of the Transaction. Mr. Honey joined Weston Presidio in 1999. Prior to 1999, Mr. Honey served in various positions at J.P. Morgan in both Mergers and Acquisitions and Merchant Banking. Mr. Honey also serves as a Director of Trimark Sportwear Group and Schurman Fine Papers.

Executive compensation

The following tables and paragraphs provide information concerning compensation paid by us for the last three fiscal years to our Chief Executive Officer and to the four other most highly compensated executive officers earning in excess of $100,000 in annual salary and bonuses; compensation paid to Directors; and employment contracts in place with executive officers.

The table presented below summarizes annual and long-term compensation, including stock compensation, to such persons for the last three fiscal years:

Summary compensation table

				Long-term
				compensation
				awards

	Annual compensation			Number of
				securities
	Fiscal			underlying	All other
Name and principal position	year	Salary	Bonus	options(1)	compensation(2)

Mark W. Oppegard	2003	$276,923	$280,000	2,675	$2,573
Chief Executive Officer, President	2002	$253,731	$236,000	2,900	$2,962
and Director	2001	$246,731	$138,000	3,050	$4,928
Barry S. Major	2003	$247,077	$250,000	2,500	$2,477
Chief Operating Officer	2002	$235,539	$215,000	2,600	$2,430
	2001	$219,231	$118,000	2,650	$2,120
Alan G. Siemek	2003	$181,885	$160,000	1,375	$2,417
Chief Financial Officer, Senior	2002	$173,923	$120,000	2,100	$2,430
Vice President of Finance and	2001	$161,923	$97,000	1,875	$2,120
Administration, Treasurer,
and Assistant Secretary
Michael J. Kelly	2003	$169,731	$130,000	1,375	$2,477
Vice President of Distance	2002	—	$120,000	1,150	—
Learning/ Marketing Services	2001	$5,769	—	525	—
and Other Complementary
Services Division
Robert A. Rupe	2003	$142,750	$146,500	1,250	$2,813
Senior Vice President of	2002	$128,704	$135,000	5,241	$2,312
Bookstore Division	2001	—	—	—	—

(1)	The fiscal 2003 stock options were granted at an exercise price of $106/share, while fiscal 2002 and 2001 stock options were granted at an exercise price of $52.47/share. The estimated fair market value of Holdings common stock underlying the stock options, which includes a discount for the holder’s minority interest position and illiquidity of the common stock, was less than or equal to the exercise price on the date of grant. The estimated fair market value for stock options granted in fiscal 2003 was based upon the purchase of a 33% interest in August 2002 by Weston Presidio and the estimated fair market value for stock options granted in fiscal 2002 was based upon an independent valuation of the common stock performed during fiscal 2002.

(2)	Consists of company matching contributions to the NBC Retirement Plan and life insurance premiums paid by us on the executive’s behalf. For Mr. Oppegard, balances also include the dollar value, if any, of above-market amounts earned on deferred compensation. Such amounts totaled $376 and $2,652 for 2002 and 2001, respectively.

Aggregated option exercises in last fiscal year and fiscal year-end option values

The following tables set forth certain information concerning options to purchase shares of our common stock granted pursuant to the NBC 1995 Stock Incentive Plan, and the values at the end of fiscal 2003 of such options. No named executive officer exercised any options to purchase Holdings common stock in fiscal 2003.

	Number of	% of total
	securities	options
	underlying	granted to			Grant date
	unexercised	employees in	Exercise	Expiration	present
Name	options granted	fiscal 2003	price	date(1)	value(2)

Mark W. Oppegard	2,675	16.8%	$106.00	06/20/12	$38,814
Barry S. Major	2,500	15.7%	$106.00	06/20/12	$36,275
Alan G. Siemek	1,375	8.6%	$106.00	06/20/12	$19,951
Michael J. Kelly	1,375	8.6%	$106.00	06/20/12	$19,951
Robert A. Rupe	1,250	7.8%	$106.00	06/20/12	$18,138

(1)	Twenty-five percent of the options granted were exercisable immediately upon granting on June 20, 2002, with the remaining options becoming exercisable in 25% increments over the subsequent three years.

(2)	Grant date present value was determined using a Black-Scholes option pricing model, assuming a 3.75% risk-free interest rate, 1.0% expected volatility, and an expected life of approximately 4.0 years.

Number of
securities
			underlying	Value of unexercised
			unexercised	in-the-money
			options at	options at
			March 31, 2003	March 31, 2003(1)
Shares
	acquired	Value	Exercisable/	Exercisable/
Name	on exercise	realized	Unexercisable	Unexercisable

Mark W. Oppegard	—	$—	4,407/4,218	$ 328,321/$241,143
Barry S. Major	—	—	13,443/3,837	1,077,322/ 216,675
Alan G. Siemek	—	—	9,153/2,550	737,915/ 155,524
Michael J. Kelly	—	—	6,554/1,737	523,140/ 88,344
Robert A. Rupe	—	—	2,934/3,557	225,683/ 243,761

(1)	Represents the excess of the March 31, 2003 estimated fair market value of the common stock underlying the stock options, which includes a discount for the holder’s minority interest position and illiquidity of the common stock, over the weighted-average exercise price, which ranged from $54.48/share to $60.60/share for exercisable options and $66.57/share to $84.24/share for unexercisable options. The estimated fair market value was based upon the Weston Presidio transaction in fiscal 2003.

Compensation of directors

Our directors receive no compensation for services but are reimbursed for out-of-pocket expenses.

Ownership of certain beneficial owners and management

As of March 4, 2004, the date of consummation of the Transaction, Weston Presidio beneficially owns approximately 84.4% of the outstanding capital stock of Holdings, on a fully diluted basis, with the remainder being held by members of our management and others.

The following table sets forth information with respect to the ownership of Holdings immediately following the Transaction by:

• each person known to own beneficially more than 5% of the common stock,

• each of our directors,

• each of the executive officers named in the summary compensation table above, and

• all of our executive officers and directors as a group.

The amounts and percentages of units beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities with respect to which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares.

	Amount
	and nature
	of beneficial	Percent
Title of class/name of beneficial owner	ownership(1)	of class(2)

Common stock:
Owning greater than 5% of shares:
Weston Presidio Capital IV, L.P.(3)	365,449	66.5%
Weston Presidio Capital III, L.P.(3)	153,623	28.0%
WPC Entrepreneur Fund, L.P.(3)	7,579	1.4%
WPC Entrepreneur Fund II, L.P.(3)	5,785	1.1%
Ownership of directors (excluding executive officers):
Michael F. Cronin(3)	532,436	96.9%
Mark L. Bono(3)	—	—
R. Sean Honey(3)	—	—
Ownership of named executive officers:
Mark W. Oppegard	14,825	2.6%
Barry S. Major	11,077	2.0%
Alan G. Siemek	7,478	1.3%
Michael J. Kelly	4,661	0.8%
Robert A. Rupe	3,800	0.7%
Ownership of directors and all executive officers as a group:	586,927	98.5%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to the shares of Holdings common stock. Such shares include shares underlying nonqualified stock options exercisable within sixty days, as follows: Mr. Oppegard— 10,825 shares; Mr. Major— 9,330 shares; Mr. Siemek— 7,478 shares; Mr. Kelly— 4,661 shares; Mr. Rupe— 3,800 shares; and 46,744 shares for all directors and executive officers as a group.

(2)	The percentages are calculated based upon approximately 549,254 shares of Holdings common stock outstanding immediately following the Transaction and shares underlying nonqualified stock options exercisable within sixty days as detailed in footnote (1).

(3)	The sole general partner of Weston Presidio Capital IV, L.P., Weston Presidio Capital III, L.P., WPC Entrepreneur Fund, L.P., and WPC Entrepreneur Fund II, L.P. (the “Weston Presidio Funds”) is a limited partnership whose sole general partner is a limited liability company of which Mr. Cronin is a managing member and Mr. Bono is a member. Messrs. Cronin, Bono and Honey disclaim beneficial ownership of the shares held by the Weston Presidio Funds, except to the extent of their respective pecuniary interests therein. The address of the Weston Presidio Funds, and Messrs. Cronin, Bono and Honey is 200 Clarendon Street, 50th Floor, Boston, Massachusetts 02116.

Related party transactions

In fiscal 2001, Nebraska Book entered into several agreements with a newly created entity, TheCampusHub.com. Inc., which was partially owned by our then-majority owner. TheCampusHub.com, Inc. was created to provide college bookstores with a way to sell in-store inventory and virtual brand name merchandise over the Internet utilizing technology originally developed by Nebraska Book. Such agreements (including an equity option agreement, a management services agreement, and a technology sale and license agreement) terminated effective July 1, 2003 upon Nebraska Book’s acquisition of all of the outstanding shares of common stock of TheCampusHub.com, Inc. This business combination was accounted for by us in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” The total purchase price, net of cash acquired, of such acquisition was $10.0 million, of which $3.6 million was assigned to non-deductible goodwill. The management services agreement reimbursed Nebraska Book for certain direct costs incurred on behalf of TheCampusHub.com, Inc., as well as $0.3 million per year for certain shared management and administrative support. Other Complementary Services Division revenue resulting from the management services agreement was recognized as the services were performed. Revenues attributable to the management services agreement and reimbursable direct costs incurred on behalf of TheCampusHub.com, Inc. totaled $0.1 million and $0.1 million, respectively, for the nine months ended December 31, 2003 and $0.2 million and $0.5 million, respectively, for the nine months ended December 31, 2002. Net amounts due from TheCampusHub.com, Inc. at December 31, 2002 totaled $0.1 million.

The exchange offer

Purpose and effect of the exchange offer

We entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed, under some circumstances, to file a registration statement relating to an offer to exchange the old notes for the exchange notes. We also agreed to use our reasonable best efforts to cause the offer to be consummated within 210 days following the original issue of the old notes. The exchange notes will have terms substantially identical to the old notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe some obligations in the registration rights agreement. The old notes were issued on March 4, 2004.

We will use our reasonable best efforts to cause to be filed a registration statement with respect to the resale of the old notes and keep the statement effective for up to 180 days after the closing of the exchange offer. But, we are not required to file the exchange offer registration statement or permitted to consummate the exchange offer if the exchange offer is not permitted by applicable law or SEC policy.

If we fail to comply with some obligations under the registration rights agreement, we will be required to pay an additional 1.00% per annum in interest to each holder of the old notes until the obligations are completed.

Each holder of old notes that wishes to exchange old notes for transferable exchange notes in the exchange offer will be required to make the following representations:

•	any exchange notes will be acquired in the ordinary course of its business;

•	the holder has no arrangement with any person to participate in the distribution of the exchange notes;

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours or if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act; and

•	if the holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for the old notes that were acquired as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of distribution.”

Resale of exchange notes

Based on interpretations of the SEC staff outlined in no action letters issued to unrelated third parties, we believe that the exchange notes issued under the exchange offer in exchange for the old notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	the exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of the exchange notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of the exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of distribution” for more details regarding the transfer of exchange notes.

Terms of the exchange offer

Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of old notes surrendered under the exchange offer. Old notes may be tendered only in integral multiples of $1,000.

The form and terms of the exchange notes will be substantially identical to the form and terms of the old notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to be effective, a registration statement. The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes.

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. As of the date of this prospectus, $77.0 million aggregate principal amount of the old notes are outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of the old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Old notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture relating to the old notes, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to the holders. Under the terms of the registration rights agreement, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Material conditions to the exchange offer.”

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration date; extensions; amendments

The exchange offer will expire at 5:00 p.m., New York City time on                     , 2004, unless in our sole discretion we extend it.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any old notes;

•	to extend the exchange offer or to terminate the exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under “—Material conditions to the exchange offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	under the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination, or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the old notes. If we amend the exchange offer in a manner that we determine constitutes a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holder of old notes of the amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Material conditions to the exchange offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any old notes, and we may terminate the exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

•	the exchange notes to be received will not be tradable by the holder, without restriction under the Securities Act, the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us:

•	the representations described under “Purpose and effect of the exchange offer,” “—Procedures for tendering” and “Plan of distribution”; and

•	other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to it an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of the extension to their holders. During any extensions, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance, or termination to the holders of the old notes as promptly as practicable.

Those conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not constitute a waiver of this right. Each right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any old notes, if at the time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act.

Procedures for tendering

Only a holder of old notes may tender the old notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive the old notes along with the accompanying letter of transmittal;

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of the old notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of a letter of transmittal and other required documents at the address set forth below under “—Exchange agent” prior to the expiration date.

The tender by a holder of old notes that is not withdrawn prior to the expiration date will constitute an agreement between the holder of old notes and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or old notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners’ behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the accompanying letter of transmittal and delivering its old notes either:

•	make appropriate arrangements to register ownership of the old notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the accompanying letter of transmittal; or

•	for the account of an eligible institution.

If the accompanying letter of transmittal is signed by a person other than the registered holder of any old notes listed on the old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

If the accompanying letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the accompanying letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer program to tender. Participants in the program may, instead of physically completing and signing the accompanying letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering old notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the accompanying letter of transmittal, or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against that participant.

We will determine in our sole discretion all outstanding questions as to the validity, form, eligibility, including time or receipt, acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the accompanying letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time as we will determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give any notification. Tenders of old notes will not be deemed made until any defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation of the old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the accompanying letter of transmittal or authorizing the transmission of the agent’s message, each tendering holder of old notes will represent or be deemed to have represented to us that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that is not engaged in and does not intend to engage in the distribution of the exchange notes;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of any exchange notes; and

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Book-entry transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed delivery procedures

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the accompanying letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution; and

•	prior to the expiration date, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of the old notes and the principal amount of old notes tendered;

•	stating that the tender is being made thereby;

•	guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the accompanying letter of transmittal, or facsimile of the letter of transmittal, together with the old notes or a book-entry confirmation, and any other documents required by the accompanying letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, or facsimile of the executed letter of transmittal, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the accompanying letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time prior to the expiration date. For a withdrawal to the effective:

•	the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter of withdrawal at one of the addresses set forth below under “—Exchange agent”; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of the old notes; and

•	where certificates for old notes have been transmitted, specify the name in which the old notes were registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless the holder is an eligible institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of that facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of the notices, and our determination will be final and binding on all parties. We will deem any old notes so withdrawn not to have validly tendered for exchange for purposes of the exchange offer. Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, the old notes will be credited to an account maintained with DTC for old notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn, old notes may be retendered by following one of the procedures described under “—Procedures for tendering” above at any time on or prior to the expiration date.

Exchange agent

BNY Midwest Trust Company has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent as follows:

For delivery by registered, certified mail, by hand or overnight courier:

BNY Midwest Trust Company
c/o The Bank of New York
Corporate Trust Operations—
Reorganization Unit
101 Barclay Street 7 East
New York, NY 10286
Attention: Giselle Guadalupe

By facsimile transmission:

(212) 298-1915

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptance of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. The expenses are estimated in the aggregate to be approximately $250,000. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal;

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of the taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed to that tendering holder.

Holders who tender their old notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of failure to exchange

Holders of old notes who do not exchange their old notes for exchange notes under the exchange offer will remain subject to the restrictions on transfer of the old notes:

•	as set forth in the legend printed on the old notes as a consequence of the issuance of the old notes under the exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the old notes.

In general, you may not offer or sell the old notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued under the exchange offer may be offered for resale, resold or otherwise transferred by their holders (other than any holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

•	cannot rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting treatment

We will record the exchange notes in our accounting records at the same carrying value as the old notes, which is the aggregate principal amount net of issuance discount, if any, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. Certain expenses of the exchange offer will be deferred and amortized over the term of the related notes.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

Description of capital stock

Upon consummation of the Transaction, the authorized common stock of Holdings consists of 5,000,000 shares of common stock, par value $.01 per share. As of March 31, 2004, there were 549,254 shares of our common stock issued and outstanding. Each share of common stock entitles its holder to one vote on all matters to be voted on by our shareholders. Increases or decreases in the number of authorized shares of common stock requires the affirmative vote or consent of the holders of a majority of the issued and outstanding common stock.

Description of other indebtedness

New senior credit facility

In connection with the Transaction, Nebraska Book entered into a new senior credit facility with a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the terms of Nebraska Book’s new senior credit facility.

Nebraska Book’s new senior credit facility will provide for senior secured financing of up to $230.0 million, consisting of:

•	a $180.0 million term loan facility with a maturity of 7 years that was drawn in full in connection with the consummation of the Transaction; and

•	a $50.0 million revolving credit facility with a maturity of 5 years that was not drawn in connection with the consummation of the Transaction.

All borrowings under Nebraska Book’s new senior credit facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Proceeds from the term loan were used to finance the Transaction, repay Nebraska Book’s existing senior credit facility and pay related fees and expenses. Proceeds of revolving credit loans were used after the closing date of the Transaction to provide financing for general corporate purposes, potentially including acquisitions.

The summary description below is qualified in its entirety by reference to the credit agreement and other agreements setting forth the principal terms and conditions of the new senior credit facility.

Interest and fees. The interest rates per annum applicable to loans under the new senior credit facility will be, at Nebraska Book’s option, equal to either an alternate base rate or an adjusted Eurodollar bank deposit rate plus, in each case, an applicable margin percentage. The alternate base rate will be the greater of (1) JPMorgan Chase Bank’s prime rate in effect at such time, and (2) the federal funds effective rate in effect on such date plus 0.50%. Nebraska Book may elect interest periods of one, two, three or six months for Eurodollar borrowings.

Initially after the closing date, the applicable margin was 1.75% for alternate base rate loans and 2.75% for Eurodollar rate loans. The applicable margin for the revolving credit loans will be subject to change after one full fiscal quarter has been completed after the closing date based on the “consolidated leverage ratio” (as defined in the new senior credit facility).

Nebraska Book has agreed to pay certain fees with respect to the new senior credit facility, including

•	fees on the unused commitments of the lenders equal to 0.50% per annum of the undrawn portion of the new senior credit facility commitments;

•	a per annum letter of credit fee equal to the applicable margin then in effect with respect to Eurodollar rate loans under the revolving credit facility on the aggregate face amount of outstanding letters of credit plus a 0.25% per annum fronting bank fee for the issuing bank;

•	annual administration fees; and

•	agent, arrangement and other similar fees that will be paid on or prior to the closing date.

Prepayments. Subject to exceptions, the new senior credit facility will require mandatory prepayments of the term loan amounts equal to:

•	100% of the net cash proceeds from certain asset sales or other dispositions of New Holdings or its subsidiaries’ property (including insurance proceeds);

•	the issuance of certain debt obligations by New Holdings and its subsidiaries; and

•	75% of excess cash flow; provided, that such percentage will be reduced to 50% upon achievement of certain performance targets to be determined.

Mandatory prepayments will be applied to the term loan. Mandatory prepayments of the term loan shall be applied 75% ratably to the respective remaining installments thereof and 25% in the direct order to the next four installments thereof.

Voluntary prepayments of loans under the new senior credit facility will be permitted, in whole or in part, at Nebraska Book’s option, in the minimum principal amount set forth in the credit agreement, without premium or penalty. Any voluntary prepayment of loans under the new senior credit facility will be subject to reimbursement of the lender’s breakage costs in the case of a prepayment of Eurodollar rate borrowings other than on the last day of the relevant interest period.

Amortization of principal. The term loan shall be repayable in quarterly installments not to exceed 1% of the original principal amount of the term loan per year for the first six years and thereafter in substantial quarterly installments in amounts to be agreed upon until the date that is seven years after the closing date.

Collateral and guarantors. Indebtedness under the new senior credit facility and any interest rate protection agreements entered into with a lender were guaranteed by New Holdings and all of its current subsidiaries (including us, but other than Nebraska Book) and, future subsidiaries (other than any foreign subsidiary if such guarantee would result in adverse tax consequences to us) and were secured by a perfected first priority security interest in substantially all of Nebraska Book’s and the guarantors’ tangible and intangible assets, including, intellectual property, real property and all capital stock owned by Nebraska Book and such guarantor (limited to 65% of such capital stock in the case of foreign subsidiaries).

Restrictive covenants and other matters. The new senior credit facility requires that New Holdings and its subsidiaries (including us) comply with certain financial conditions, including the absence of any material adverse change with respect to Nebraska Book. The full amount of the term loans will be made in single drawings on the date of the initial borrowing under the senior credit facility and amounts repaid or prepaid under the term loans may not be reborrowed. The availability of the commitments under the revolving credit facility is subject to a borrowing base which generally equals the sum of specified percentages of the “eligible accounts receivable” and “eligible inventory,” each as defined in the new senior credit facility, plus an over-advance amount of up to $10.0 million, depending on the time of year. In addition, all extensions of credit will be subject to the condition that, at the time such credit is extended, the representations and warranties in the “loan documents,” as defined in the new senior credit facility, shall be true and correct and that no default or event of default (each as defined in the new senior credit facility) shall have occurred and be continuing. As of the date of this prospectus, the full $50.0 million of commitments under the revolving credit facility are available to Nebraska Book.

The new senior credit facility contains a number of covenants that, among other things, restrict New Holdings and its subsidiaries’ (including us) ability to incur additional indebtedness, prepay, redeem or repurchase other indebtedness or amend certain other debt instruments, pay dividends, grant liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, dispose of assets, make acquisitions, engage in mergers or consolidations, change the business conducted by New Holdings and its subsidiaries (including us), make capital expenditures or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, the new senior credit facility requires Nebraska Book to maintain specified financial ratios and meet certain tests, including minimum interest coverage ratios, maximum leverage ratios and a minimum fixed charge coverage ratio.

The new senior credit facility contains customary events of default, including:

• nonpayment of principal or interest; violation of covenants;

• incorrectness of representations and warranties in any material respect;

• cross default and cross acceleration;

• bankruptcy; material judgments;

• certain events related to ERISA;

• actual or asserted invalidity of security documents;

• failure to maintain senior status; and

• a change of control.

Senior subordinated notes

The new senior subordinated notes were issued by Nebraska Book in an aggregate principal amount of $175.0 million and will mature on March 15, 2012. The senior subordinated notes were issued under an indenture dated as of March 4, 2004, among Nebraska Book, as issuer, Specialty Books, Inc., as subsidiary guarantor, and BNY Midwest Trust Company, as trustee, and are unsecured, senior subordinated obligations of Nebraska Book. Cash interest on the senior subordinated notes will accrue at a rate of 8 5/8% per annum and will be payable semi-annually in arrears on each March 15 and September 15 of each year, commencing September 15, 2004 to the holders of record on the immediately preceding March 1 and September 1, respectively.

On or after March 15, 2008, the senior subordinated notes may be redeemed at the option of Nebraska Book, in whole at any time or in part from time to time, at a redemption price equal to the applicable percentage of the principal amount thereof set forth below, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve-month period commencing on March 15 on the years set forth below.

Year	Percentage

2008	104.313%
2009	102.156%
2010 and thereafter	100.000%

Notwithstanding the foregoing, at any time prior to March 15, 2007, Nebraska Book may on any one or more occasions use the net proceeds of one or more equity offerings to redeem up to 40% of the original principal amount of the senior subordinated notes at a redemption price equal to 108.625% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

In the event of a change of control, unless Nebraska Book has exercised its right to redeem the senior subordinated notes as described in the senior subordinated note indenture, each holder of senior subordinated notes has the right to require Nebraska Book to repurchase all or any part of such holder’s senior subordinated notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date.

The senior subordinated note indenture contains covenants that, among other things, limit the ability of Nebraska Book to incur additional indebtedness, pay dividends and make certain other restricted payments, enter into certain mergers or consolidations, incur certain liens, and engage in certain transactions with its affiliates. Under certain circumstances, Nebraska Book is required to make an offer to purchase its senior subordinated notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase with the proceeds of certain asset dispositions.

The senior subordinated note indenture contains certain customary events of default, which include the failure to pay interest and principal, the failure to comply with certain covenants in the senior subordinated notes or such indenture, a default under certain indebtedness, the imposition of certain final judgments and certain events occurring under bankruptcy laws.

Description of notes

Holdings (defined below) issued the old notes (the “Initial Notes”) and will issue the exchange notes (collectively, the “notes”) under an indenture (the “Indenture”) between itself and BNY Midwest Trust Company, as trustee (the “Trustee”). The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Indenture is unlimited in aggregate principal amount, although the issuance of old notes and the exchange notes will be limited to an aggregate principal amount at maturity of $77.0 million. We may issue an unlimited principal amount of additional notes having identical terms and conditions as the Initial Notes (the “Additional Notes” and together with the Initial Notes, the “Notes”)). We will only be permitted to issue such Additional Notes if at the time of such issuance, we are in compliance with the covenants contained in the Indenture. Any Additional Notes may be part of the same issue as the Initial Notes that we are currently offering and holders of the Additional Notes may vote on all matters with the holders of the Initial Notes.

This description of notes is intended to be a useful overview of the material provisions of the Notes and the Indenture. Since this description of notes is only a summary, you should refer to the Indenture for a complete description of the obligations of Holdings and your rights.

You will find the definitions of capitalized terms used in this description under the heading “Certain definitions.” For purposes of this description, references to “Holdings,” “we,” “our” and “us” refer only to NBC Acquisition Corp. and not to its subsidiaries, or its parent company, New Holdings.

General

The Notes. The Notes:

•	are general senior unsecured obligations of Holdings;

•	are initially limited to an aggregate principal amount at maturity of $77.0 million, subject to our ability to issue Additional Notes under the Indenture;

•	will be issued at a discount to their aggregate principal amount at maturity to generate gross proceeds to Holdings on the Issue Date of approximately $50.0 million;

•	mature on March 15, 2013;

•	will be issued in denominations of $1,000 of principal amount at maturity and integral multiples of $1,000 of principal amount at maturity;

•	will be represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in definitive form. See “Book-entry settlement and clearance;”

•	rank equally in right of payment to all existing and future senior Indebtedness of Holdings (including the guarantee by Holdings of the Credit Agreement which is secured by a pledge of the Capital Stock of Nebraska Book Company, Inc. (“Nebraska Book”));

•	rank senior in right of payment to all present and future Subordinated Obligations of Holdings;

•	are effectively subordinated to all existing and future Indebtedness of Holdings’ Subsidiaries (including trade debt, the Senior Subordinated Notes and Indebtedness of Nebraska Book and its Subsidiaries in respect of the Credit Agreement); and

•	are expected to be eligible for trading in the PORTAL Market.

Interest

No cash interest will accrue on the Notes prior to March 15, 2008, although for U.S. federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a holder as such discount accrues. See “Material United States federal tax consequences” for a discussion regarding the taxation of such original issue discount. Cash interest will accrue on the Notes at the rate of 11% per annum from March 15, 2008 or from the most recent date to which interest has been paid, and accrued interest will be payable semi-annually on March 15 and September 15 of each year, commencing on September 15, 2008, to the holders of record at the close of business on March 1 and September 1 immediately preceding the related interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

We also will pay additional interest to holders of the Notes if we fail to complete the exchange offer described in the Registration Rights Agreement within 210 days or if certain other conditions contained in the Registration Rights Agreement are not satisfied.

Holding company structure

Holdings is a holding company and does not have any material assets or operations other than ownership of the Capital Stock of Nebraska Book. All of its operations are conducted through Nebraska Book and its Subsidiaries and therefore Holdings will be dependent upon the cash flow of Nebraska Book and its Subsidiaries to meet its obligations, including its obligations on the Notes. See “Risk Factors— Risks related to the notes— As a holding company we are dependent on the cash flow of our subsidiaries.” The Credit Agreement and the Senior Subordinated Notes will restrict Nebraska Book’s ability to pay dividends or make other distributions to Holdings. The Notes will be effectively subordinated to all existing and future Indebtedness and liabilities of Holdings’ Subsidiaries (including trade credit, the Senior Subordinated Notes and Indebtedness under the Credit Agreement). Any right of Holdings and its creditors, including the holders, to participate in the assets of any of its Subsidiaries upon such Subsidiary’s liquidation or reorganization will be effectively subordinated to the claims of that Subsidiary’s creditors. Assuming that we had completed the recapitalization transactions (the “Transactions”) described in this prospectus under the caption “The Transactions,” as of December 31, 2003, Holdings would have had approximately $50.0 million of Indebtedness and other liabilities and its Subsidiaries (including Nebraska Book) would have had $357.8 million of Indebtedness and other liabilities. The Indenture will permit Holdings and its Restricted Subsidiaries to incur additional Indebtedness.

Payments on the notes; paying agent and registrar

We will pay principal of, premium, if any, and interest on the Notes at the office or agency designated by Holdings in the Borough of Manhattan, The City of New York, except that we may, at our option, pay interest on the Notes by check mailed to holders of the Notes at their registered address as it appears in the Registrar’s books. We have initially designated the corporate trust office of the Trustee in New York, New York to act as our Paying Agent and

Registrar. We may, however, change the Paying Agent or Registrar without prior notice to the holders of the Notes, and Holdings or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

We will pay principal of, premium, if any, and interest on, Notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global Note.

Transfer and exchange

A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by Holdings, the Trustee or the Registrar for any registration of transfer or exchange of Notes, but Holdings may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. Holdings is not required to transfer or exchange any Note selected for redemption. Also, Holdings is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered holder of a Note will be treated as the owner of it for all purposes.

Optional redemption

Except as described below, the Notes are not redeemable until March 15, 2008. On and after March 15, 2008, Holdings may redeem all or, from time to time, a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount at maturity thereof) plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on March 15 of the years indicated below:

Year	Percentage

2008	105.500%
2009	102.750%
2010 and thereafter	100.000%

Prior to March 15, 2007, Holdings may on any one or more occasions redeem up to 40% of the original principal amount at maturity of the Notes with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 111% of the Accreted Value thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

(1)	at least 60% of the original principal amount at maturity of the Notes remains outstanding after each such redemption; and

(2) the redemption occurs within 90 days after the closing of such Equity Offering.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the

Person in whose name the Note is registered at the close of business, on such record date, and no additional interest will be payable to holders whose Notes will be subject to redemption by Holdings.

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no Note of $1,000 in original principal amount at maturity or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount at maturity thereof to be redeemed. A new Note in principal amount at maturity equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note.

In addition, at any time prior to March 15, 2007, within 90 days following the occurrence of a Change of Control, Holdings may redeem the Notes, in whole but not in part, at a redemption price equal to 111% of the Accreted Value plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Notice of redemption of the Notes pursuant to this paragraph shall be mailed to holders of the Notes not more than 60 days following the occurrence of a Change of Control, which notice shall state the redemption date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed).

Holdings is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes.

Ranking

The Notes will be senior unsecured obligations of Holdings, will rank equally in right of payment to all existing and future Senior Indebtedness of Holdings (including the guarantee by Holdings of the Credit Agreement which is secured by a pledge of the Capital Stock of Nebraska Book), and will rank senior in right of payment to all existing and future Subordinated Obligations of Holdings. The Notes will be effectively subordinated to all existing and future Indebtedness of Holdings’ Subsidiaries (including trade debt, the Senior Subordinated Notes and Indebtedness of Nebraska Book and its Subsidiaries in respect of the Credit Agreement).

Change of control

If a Change of Control occurs, unless Holdings has exercised its right to redeem all of the Notes as described under “Optional redemption”, each holder will have the right to require Holdings to repurchase all or any part (equal to $1,000 of the principal amount at maturity or an integral multiple thereof) of such holder’s Notes at a purchase price in cash equal to 101% of the Accreted Value of the Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control unless Holdings has exercised its right to redeem the Notes as described under “Optional Redemption”, Holdings will mail a notice (the “Change of Control Offer”) to each holder, with a copy to the Trustee, stating:

(1)	that a Change of Control has occurred and that such holder has the right to require Holdings to purchase such holder’s Notes at a purchase price in cash equal to 101% of Accreted Value of such Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) (the “Change of Control Payment”);

(2)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); and

(3)	the procedures determined by Holdings, consistent with the Indenture, that a holder must follow in order to have its Notes repurchased.

On the Change of Control Payment Date, Holdings will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes (in integral multiples of $1,000 of principal amount at maturity) properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

(3)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount at maturity of Notes or portions of Notes being purchased by Holdings.

The paying agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount at maturity to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount at maturity of $1,000 or an integral multiple thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require that Holdings repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Prior to mailing a Change of Control Offer, and as a condition to such Change of Control Offer, (i) all outstanding Indebtedness issued under an indenture or other agreement that may be violated by a payment to the holders of the Notes must be repaid in full, or Holdings must offer to repay all such Indebtedness and make payment to the holders that accept such offer and obtain waivers of any event of default from the remaining holders of such Indebtedness or (ii) the requisite holders of each issue of Indebtedness issued under an indenture or other agreement that may be violated by a payment to the holders of the Notes shall have consented to such Change of Control Offer being made. Holdings covenants to effect such repayment or obtain such consent within 60 days following any Change of Control, it being a default of the Change of Control provisions if Holdings fails to comply with such covenant. A default under the Indenture may result in a cross-default under the Credit Agreement.

Holdings will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Holdings and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Holdings will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, Holdings will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

Holdings’ ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would constitute a default under the Credit Agreement. In addition, the occurrence of Change of Control also gives the holders of the Senior Subordinated Notes the right to require Nebraska Book to repurchase the Senior Subordinated Notes. In addition, certain events that may constitute a change of control under the Credit Agreement and cause a default under that agreement may not constitute a Change of Control under the Indenture. Future Indebtedness of Holdings and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require Holdings to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on Holdings. Finally, Holdings’ ability to pay cash to the holders upon a repurchase may be limited by Holdings’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, the terms of the Credit Agreement will (and other Indebtedness may) prohibit Holdings’ prepayment of Notes before their scheduled maturity. Consequently, if Holdings is not able to prepay the Indebtedness under the Credit Agreement and any such other Indebtedness containing similar restrictions or obtain requisite consents, as described above, Holdings will be unable to fulfill its repurchase obligations if holders of Notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture. A default under the Indenture may result in a cross-default under the Credit Agreement.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving Holdings by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of Holdings and its Restricted Subsidiaries taken as a whole to any Person other than a Permitted Holder. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require Holdings to make an offer to repurchase the Notes as described above.

Certain covenants

Limitation on indebtedness

(1)	Holdings will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that (i) Holdings may Incur Indebtedness if the Consolidated Coverage Ratio for Holdings is at least 2.00 to 1.00 and (ii) Nebraska Book and any Restricted Subsidiary of Nebraska Book which guarantees the Senior Subordinated Notes may Incur Indebtedness if the Consolidated Coverage Ratio of Nebraska Book is 2.00 to 1.00; and

(2)	no Default or Event of Default will have occurred or be continuing or would occur as a consequence of Incurring the Indebtedness or transactions relating to such Incurrence.

The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1)	Indebtedness of Nebraska Book Incurred pursuant to the Credit Agreement and Guarantees of Holdings and its Restricted Subsidiaries in respect of the Indebtedness Incurred pursuant to a Credit Agreement; provided, however, that the aggregate principal amount of all Indebtedness Incurred by Nebraska Book pursuant to this clause (1) does not exceed $250.0 million at any time outstanding, less the aggregate principal amount of all Net Cash Proceeds from Asset Dispositions applied to permanently reduce the commitments with respect to such Indebtedness pursuant to this covenant described under the caption “—Limitation on sale of assets and subsidiary stock;”

(2)	Guarantees by the Subsidiary Guarantors of Indebtedness Incurred in accordance with the provisions of the Indenture; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Subsidiary Guarantee;

(3)	Indebtedness of Holdings owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by Holdings or any other Restricted Subsidiary; provided, however,

(a)	if Holdings is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

(b)	if a Subsidiary Guarantor is the obligor on such Indebtedness and Holdings or a Subsidiary Guarantor is not the obligee, such Indebtedness is subordinated in right of payment to the Subsidiary Guarantees of such Subsidiary Guarantor; and

(c)	(i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than Holdings or a Restricted Subsidiary of Holdings; and

(ii) any sale or other transfer of any such Indebtedness to a Person other than Holdings or a Restricted Subsidiary of Holdings;

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by Holdings or such Subsidiary, as the case may be.

(4)	Indebtedness represented by (a) the Notes issued on the Issue Date, the Subsidiary Guarantees (if any), any exchange notes issued in a registered exchange offer pursuant to the Registration Rights Agreement, the Senior Subordinated Notes, the Guarantees issued in connection with the Senior Subordinated Notes and any exchange guarantees, (b) any Indebtedness (other than the Indebtedness described in clauses (1), (2), (3), (6), (8), (9) and (10) hereof) outstanding on the Issue Date and (c) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (4) or clause (5) or Incurred pursuant to the first paragraph of this covenant;

(5)	Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by Holdings or any Restricted Subsidiary (other than Indebtedness Incurred (a) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by Holdings or any Restricted Subsidiary or (b) otherwise in connection with, or in contemplation of, such acquisition); provided, however, that at the time such Restricted Subsidiary is acquired by Holdings or any Restricted Subsidiary, (A) in the case of Indebtedness of a Restricted Subsidiary of Holdings other than Nebraska Book or a Restricted Subsidiary of Nebraska Book, Holdings would have been able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (5) or (B) in the case of Indebtedness of a Restricted Subsidiary of Nebraska Book, Nebraska Book would have been able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (5);

(6)	Indebtedness under Interest Rate Agreements; provided, that such Interest Rate Agreements are entered into for bona fide hedging purposes of Holdings or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of Holdings) and substantially correspond in terms of notional amount, duration, currencies and interest rates, as applicable, to Indebtedness of Holdings or its Restricted Subsidiaries Incurred without violation of the Indenture;

(7)	the Incurrence by Holdings or any of its Restricted Subsidiaries of Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations with respect to assets other than Capital Stock or other Investments, in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvements of property used in the business of Holdings or such Restricted Subsidiary, in an aggregate principal amount not to exceed $10.0 million at any time outstanding;

(8)	Indebtedness Incurred in respect of workers’ compensation claims, self-insurance obligations, performance, surety and similar bonds and completion guarantees provided by Holdings or a Restricted Subsidiary in the ordinary course of business;

(9)	Indebtedness arising from agreements of Holdings or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary, provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by Holdings and its Restricted Subsidiaries in connection with such disposition;

(10)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five Business Days of Incurrence; and

(11)	in addition to the items referred to in clauses (1) through (10) above, Indebtedness of Holdings and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (11) and then outstanding, will not exceed $20.0 million at any time outstanding (which may be Indebtedness Incurred under or in respect of the Credit Agreement).

Holdings will not Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations of Holdings unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations. No Subsidiary Guarantor will Incur any indebtedness if the proceeds thereof are used, directly or indirectly, to refinance any Guarantor Subordinated Obligations of such Subsidiary Guarantor unless such Indebtedness will be subordinated to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee to at least the same extent as such Guarantor Subordinated Obligations. No Restricted Subsidiary may Incur any Indebtedness if the proceeds are used to refinance Indebtedness of Holdings (other than a refinancing of all the Notes).

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1)	in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, Holdings, in its sole discretion, will classify such item of Indebtedness on the date of Incurrence and only be required to include the amount and type of such Indebtedness in one of such clauses;

(2)	all Indebtedness outstanding on the date of the Indenture under the Credit Agreement shall be deemed initially Incurred on the Issue Date under clause (1) of the second paragraph of this covenant and not the first paragraph or clause (4) of the second paragraph of this covenant;

(3)	Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(4)	if obligations in respect of letters of credit are Incurred pursuant to a Credit Agreement and are being treated as Incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(5)	the principal amount of any Disqualified Stock of Holdings or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(6)	Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(7)	the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this “Limitation on indebtedness” covenant, Holdings shall be in Default of this covenant).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Holdings may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on restricted payments

Holdings will not, and will not permit any of its Restricted Subsidiaries directly or indirectly to:

(1)	declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving Holdings or any of its Restricted Subsidiaries) except:

(a)	dividends or distributions payable in Capital Stock of Holdings (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of Holdings; and

(b)	dividends or distributions payable to Holdings or a Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis);

(2)	purchase, redeem, retire or otherwise acquire for value any Capital Stock of Holdings or any direct or indirect parent of Holdings held by Persons other than Holdings or a Restricted Subsidiary (other than in exchange for Capital Stock of Holdings (other than Disqualified Stock));

(3)	purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4)	make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a “Restricted Payment”), if at the time Holdings or such Restricted Subsidiary makes such Restricted Payment:

(a)	a Default shall have occurred and be continuing (or would result therefrom); or

(b)	(A) with respect to a Restricted Payment by Holdings, Holdings is not able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph under the “Limitation on indebtedness” covenant after giving effect, on a pro forma basis, to such Restricted Payment (it being understood that for purposes of calculating the additional Indebtedness for this purpose only, any of Holdings’ non-cash interest expense and amortization of original issue discount in respect of the Notes shall be excluded); or (B) with respect to a Restricted Payment by Nebraska Book or any Restricted Subsidiary that is a Guarantor of the Senior Subordinated Notes, Nebraska Book and any Restricted Subsidiary of Nebraska Book that is a Guarantor of the Senior Subordinated Notes, is not able to incur an additional $1.00 of Indebtedness pursuant to the first paragraph under the “Limitation on indebtedness” covenant after giving effect, on a pro forma basis, to such Restricted Payment;

(c)	the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of:

(i)	50% of Consolidated Net Income (it being understood that for purposes of calculating Consolidated Net Income pursuant to this clause (c)(i) only, any of Holdings’ non-cash interest expense and amortization of original issue discount in respect of the Notes shall be excluded) for the period (treated as one accounting period) from the first day of the quarter in which the Issue Date occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii)	100% of the aggregate Net Cash Proceeds received by Holdings from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of Holdings or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by Holdings or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination);

(iii)	the amount by which Indebtedness of Holdings or its Restricted Subsidiaries is reduced on Holdings’ balance sheet upon the conversion or exchange (other than by a Subsidiary of Holdings) subsequent to the Issue Date of any Indebtedness of Holdings or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of Holdings (less the amount of any cash, or the fair market value of any other property, distributed by Holdings upon such conversion or exchange); and

(iv)	the amount equal to the net reduction in Restricted Investments made by Holdings or any of its Restricted Subsidiaries in any Person resulting from:

(A)	repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to Holdings or any Restricted Subsidiary; or

(B)	the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by Holdings or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income.

The provisions of the preceding paragraph will not prohibit:

(1)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock or Subordinated Obligations of Holdings or Guarantor Subordinated Obligations of any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Holdings or any of its Subsidiaries (other than Disqualified Stock and other than

Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by Holdings or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that (a) such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments and (b) the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

(2)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of Holdings or Guarantor Subordinated Obligations of any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of Holdings or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations made by exchange for or out of the proceeds of the substantially concurrent sale of Guarantor Subordinated Obligations that, in each case, is permitted to be Incurred pursuant to the covenant described under “Limitation on indebtedness” and that in each case constitutes Refinancing Indebtedness; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

(3)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of Holdings or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of Holdings or such Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under “Limitation on indebtedness” and that in each case constitutes Refinancing Indebtedness; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

(4)	so long as no Default or Event of Default has occurred and is continuing, any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations of a Subsidiary Guarantor from Net Available Cash to the extent permitted under “—Limitation on sales of assets and subsidiary stock” below; provided, however, that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(5)	dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision; provided, however, that such dividends will be included in subsequent calculations of the amount of Restricted Payments;

(6)	so long as no Default or Event of Default has occurred and is continuing, payments to New Holdings for the purpose of, and in the amounts equal to, amounts required to permit New Holdings:

(a)	to redeem or repurchase Capital Stock of Holdings or New Holdings held by any existing or former employees or management of Nebraska Book, Holdings or New Holdings or any Subsidiary of Holdings or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemptions or repurchases pursuant to this clause, together with any redemptions or repurchases pursuant to clause 13(a) below, will not exceed $4.0 million in the aggregate for all such redemptions and repurchases; provided, however, that the amount of any such repurchase or redemption will be included in subsequent calculations of the amount of Restricted Payments; and

(b)	to make loans or advances to employees or directors of New Holdings or any Subsidiary of New Holdings the proceeds of which are used to purchase Capital Stock of Holdings or New Holdings, in an aggregate amount not in excess, when added to any loans or advances made pursuant to clause 13(b) below, of $1.5 million at any one time outstanding; provided, however, that the amount of such loans and advances will be included in subsequent calculations of the amount of Restricted Payments;

(7)	so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Holdings issued in accordance with the terms of the Indenture to the extent such dividends are included in the definition of “Consolidated Interest Expense”; provided that the payment of such dividends will be excluded from the calculation of Restricted Payments;

(8)	repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof; provided, however, that such repurchases will be excluded from subsequent calculations of the amount of Restricted Payments;

(9)	cash dividends or loans to New Holdings in amounts equal to:

(a)	the amounts required for New Holdings to pay any Federal, state or local income taxes to the extent that such income taxes are directly attributable to the income of Holdings and its Restricted Subsidiaries;

(b)	the amounts required for New Holdings to pay franchise taxes and other fees required to maintain its legal existence;

(c)	an amount not to exceed $500,000 in any fiscal year to permit New Holdings to pay its corporate overhead expenses Incurred in the ordinary course of business, and to pay salaries or other compensation of employees who perform services for Nebraska Book and one or more of Holdings or New Holdings;

(d)	so long as no Default or Event of Default shall have occurred and be continuing, an amount not to exceed $100,000 in the aggregate, when added to any similar payments made by Holdings pursuant to clause 15 below, to enable New Holdings to make payments to holders of its Capital Stock in lieu of issuance of fractional shares of its Capital Stock; and

(e)	the amounts payable by New Holdings in connection with the Transaction;

provided, that such dividends or loans will be excluded from subsequent calculations of the amount of Restricted Payments;

(10)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (i) at a purchase price not greater than

101% of the principal amount of such Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to the “—Change of control” covenant or (ii) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to the “—Limitation on sales of assets and subsidiary stock” covenant; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, Holdings has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer;

(11)	the purchase, repurchase, acquisition or redemption of the 10 3/4% Notes and the 8 3/4% Notes (including any prepayment penalties, premiums, fees (including consent fees) and expenses);

(12)	other Restricted Payments in an amount not to exceed $10.0 million; provided that the amount of such Restricted Payments will be included in the calculation of the amount of Restricted Payments;

(13)	so long as no Default or Event of Default has occurred and is continuing, payments for the purpose of, and in the amounts equal to, amounts required:

(a)	to redeem or repurchase Capital Stock of Holdings or New Holdings held by any existing or former employees or management of Nebraska Book, Holdings or New Holdings or any Subsidiary of Holdings or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemptions or repurchases pursuant to this clause, together with any redemptions or repurchases pursuant to clause 6(a) above, will not exceed $4.0 million in the aggregate for all such redemptions and repurchases; provided, however, that the amount of any such repurchase or redemption will be included in subsequent calculations of the amount of Restricted Payments; and

(b)	to make loans or advances to employees or directors of Holdings or any Subsidiary of Holdings the proceeds of which are used to purchase Capital Stock of Holdings or New Holdings, in an aggregate amount not in excess, when added to any loans or advances made pursuant to clause 6(b) above, of $1.5 million at any one time outstanding; provided, however, that the amount of such loans and advances will be included in subsequent calculations of the amount of Restricted Payments;

(14)	the amounts payable by Holdings in connection with the Transaction; and

(15)	so long as no Default or Event of Default shall have occurred and be continuing, an amount not to exceed $100,000 in the aggregate, when added to any similar payments made by New Holdings pursuant to clause 9(d) above, to enable Holdings to make payments to holders of its Capital Stock in lieu of issuance of fractional shares of its Capital Stock.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by Holdings or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively by the Board of

Directors of Holdings acting in good faith whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value is estimated in good faith by the Board of Directors of Holdings to exceed $5.0 million. Not later than the date of making any Restricted Payment, Holdings shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant “Restricted Payments” were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Limitation on liens

Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Restricted Subsidiaries), whether owned on the date of the Indenture or acquired after that date, securing any Indebtedness of Holdings or, in the case of a Restricted Subsidiary, any Guarantee of Indebtedness of Holdings, unless contemporaneously therewith effective provision is made to secure the Indebtedness due under the Indenture and the Notes or, in respect of Liens on any Restricted Subsidiary’s property or assets securing Indebtedness of Holdings, the Guarantee by such Restricted Subsidiary of the Notes required by “—Future Subsidiary Guarantors”, equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

Limitation on restrictions on distributions from restricted subsidiaries

Holdings will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to Holdings or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2)	make any loans or advances to Holdings or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to Holdings or any Restricted Subsidiary to other Indebtedness Incurred by Holdings or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3)	transfer any of its property or assets to Holdings or any Restricted Subsidiary.

The preceding provisions will not prohibit:

(i)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of the Indenture, including, without limitation, the Indenture, the indenture for the 10 3/4% Notes, the Credit Agreement, the Senior Subordinated Note Indenture and the indenture for the 8 3/4% Notes;

(ii)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Capital Stock or Indebtedness Incurred by a Restricted

Subsidiary on or before the date on which such Restricted Subsidiary was acquired by Holdings (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Holdings or in contemplation of the transaction) and outstanding on such date, provided that any such encumbrance or restriction shall not extend to any assets or property of Holdings or any other Restricted Subsidiary other than the assets and property so acquired;

(iii)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect to the holders of the Notes than the encumbrances and restrictions contained in such agreements referred to in clauses (i) or (ii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary, whichever is applicable;

(iv)	in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

(a)	that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

(b)	contained in mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of Holdings or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements; or

(c)	pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of Holdings or any Restricted Subsidiary;

(v)	(a) purchase money obligations for property acquired in the ordinary course of business and (b) Capitalized Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(vi)	any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(vii)	net worth provisions in leases and other agreements entered into by Holdings or any Restricted Subsidiary in the ordinary course of business; and

(viii)	encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order.

Limitation on sales of assets and subsidiary stock

Holdings will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1)	in the case of any Asset Disposition involving shares or assets having a value equal to or in excess of $1.0 million, Holdings or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors (including the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(2)	in the case of any Asset Disposition involving shares or assets having a value equal to or in excess of $1.0 million, at least 75% of the consideration from such Asset Disposition received by Holdings or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3)	an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Holdings or such Restricted Subsidiary, as the case may be:

(a)	first, to the extent Holdings or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness or Guarantor Indebtedness), to prepay, repay or purchase Indebtedness of Holdings or Indebtedness of a Restricted Subsidiary (in each case other than Indebtedness owed to Holdings or an Affiliate of Holdings) within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), Holdings or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment, if any, to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; and

(b)	second, to the extent of the balance of such Net Available Cash after application in accordance with clause (a), to the extent Holdings or such Restricted Subsidiary elects, to invest in Additional Assets within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(c)	third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (a) and (b), to make an offer to purchase the Senior Subordinated Notes at par plus accrued and unpaid interest, if any, thereon pursuant to the terms of the Senior Subordinated Note Indenture;

provided that pending the final application of any such Net Available Cash in accordance with clause (a) or clause (b) or clause (c) above, Holdings and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture.

Any Net Available Cash from Asset Dispositions that are not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” On the 361st day after an Asset Disposition, if the aggregate amount of Excess Proceeds exceeds $5.0 million, Holdings will be required to make an offer (“Asset Disposition Offer”) to all holders of Notes and to the extent required by the terms of other Pari Passu Indebtedness, to all holders of other Pari Passu Indebtedness outstanding with similar provisions requiring Holdings to make an offer to purchase such Pari Passu Indebtedness with the proceeds from any Asset Disposition

(“Pari Passu Notes”), to purchase the maximum principal amount at maturity of Notes and any such Pari Passu Notes to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to, prior to March 15, 2008, 100% of the Accreted Value thereof of the Notes and Pari Passu Notes plus accrued and unpaid interest to the date of purchase, and at an offer price in cash in an amount equal to, on and after March 15, 2008, 100% of the principal amount at maturity of the Notes and Pari Passu Notes plus accrued and unpaid interest to the date of purchase, in each case, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Notes, as applicable, in each case in integral multiples of $1,000 of principal amount at maturity. To the extent that the aggregate amount of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, Holdings may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount at maturity of Notes surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Pari Passu Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount at maturity of tendered Notes and Pari Passu Notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), Holdings will purchase the principal amount of Notes and Pari Passu Notes required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Pari Passu Notes validly tendered in response to the Asset Disposition Offer.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender Notes pursuant to the Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, Holdings will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Pari Passu Notes or portions of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Notes so validly tendered and not properly withdrawn, in each case in integral multiples of $1,000 of principal amount at maturity. Holdings will deliver to the Trustee an Officers’ Certificate stating that such Notes or portions thereof were accepted for payment by Holdings in accordance with the terms of this covenant and, in addition, Holdings will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. Holdings or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of Notes or holder or lender of Pari Passu Notes, as the case may be, an amount equal to the purchase price of the Notes or Pari Passu Notes so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by

Holdings for purchase, and Holdings will promptly issue a new Note, and the Trustee, upon delivery of an Officers’ Certificate from Holdings, will authenticate and mail or deliver such new Note to such holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $1,000 of principal amount at maturity or an integral multiple of $1,000 of principal amount at maturity. In addition, Holdings will take any and all other actions required by the agreements governing the Pari Passu Notes. Any Note not so accepted will be promptly mailed or delivered by Holdings to the holder thereof. Holdings will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

For the purposes of this covenant, the following will be deemed to be cash:

(1)	the assumption by the transferee of Indebtedness of Holdings or Indebtedness of a Restricted Subsidiary and the release of Holdings or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case Holdings will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with clause (a) above); and

(2)	securities, notes or other obligations received by Holdings or any Restricted Subsidiary from the transferee that are promptly converted by Holdings or such Restricted Subsidiary into cash.

Holdings will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Holdings will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

Limitation on affiliate transactions

Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Holdings (an “Affiliate Transaction”) unless:

(1)	the terms of such Affiliate Transaction are no less favorable to Holdings or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate;

(2)	in the event such Affiliate Transaction involves an aggregate consideration in excess of $1.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of Holdings and by a majority of the members of such Board having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

(3)	in the event such Affiliate Transaction involves an aggregate consideration in excess of $5.0 million, Holdings has received a written opinion from an independent investment banking, accounting or appraisal firm of nationally recognized standing that such Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate.

The preceding paragraph will not apply to:

(1)	any Restricted Payment (other than a Restricted Investment) permitted to be made pursuant to the covenant described under “Limitation on restricted payments;”

(2)	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of Holdings, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of officers and employees approved by the Board of Directors;

(3)	loans or advances to employees, officers or directors in the ordinary course of business of Holdings or any of its Restricted Subsidiaries but in any event not to exceed $1.5 million in the aggregate outstanding at any one time with respect to all loans or advances made since the Issue Date;

(4)	any transaction between Holdings and a Restricted Subsidiary or between Restricted Subsidiaries and Guarantees issued by Holdings or a Restricted Subsidiary for the benefit of Holdings or a Restricted Subsidiary, as the case may be, in accordance with “Certain covenants— Limitations on indebtedness;”

(5)	the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, directors of Holdings or any Restricted Subsidiary;

(6)	the fees payable by Holdings in connection with the Transaction;

(7)	the performance of obligations of Holdings or any of its Restricted Subsidiaries under the terms of any agreement to which Holdings or any of its Restricted Subsidiaries is a party as of or on the Issue Date and identified on a schedule to the Indenture on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms are not more disadvantageous to the holders of the Notes than the terms of the agreements in effect on the Issue Date;

(8)	the issuance of Capital Stock (other than Disqualified Stock) of Holdings to any Affiliate;

(9)	entrance into and performance of any employment agreement entered into by Holdings or any of its Restricted Subsidiaries in the ordinary course of business or approved by the Board of Directors in good faith; and

(10)	the merger or consolidation of New Holdings with Holdings.

Limitation on sale of capital stock of restricted subsidiaries

Holdings will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Voting Stock of any Restricted Subsidiary or, with respect to a

Restricted Subsidiary, to issue any of its Voting Stock (other than, if necessary, shares of its Voting Stock constituting directors’ qualifying shares) to any Person except:

(1)	to Holdings or a Wholly-Owned Subsidiary; or

(2)	in compliance with the covenant described under “—Limitation on sales of assets and subsidiary stock” and immediately after giving effect to such issuance or sale, such Restricted Subsidiary would continue to be a Restricted Subsidiary.

Notwithstanding the preceding paragraph, Holdings or any Restricted Subsidiary may sell all the Voting Stock of a Restricted Subsidiary as long as Holdings or any Restricted Subsidiary complies with the terms of the covenant described under “—Limitation on sales of assets and subsidiary stock.”

SEC reports

Notwithstanding that Holdings may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, Holdings will file with the SEC, and make available to the Trustee and the registered holders of the Notes, the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act within the time periods specified therein. In the event that Holdings is not permitted to file such reports, documents and information with the SEC pursuant to the Exchange Act, Holdings will nevertheless make available such Exchange Act information to the Trustee and the holders of the Notes as if Holdings were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods specified therein.

If Holdings has designated any of its Subsidiaries as Unrestricted Subsidiaries that, alone or taken together, represent 10% or more of the Consolidated EBITDA of Holdings for the most recent four consecutive fiscal quarters presented in a particular report or other document filed with the SEC, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements and in Management’s Discussion and Analysis of Results of Operations and Financial Condition, of the financial condition and results of operations of Holdings and its Restricted Subsidiaries (excluding any such Unrestricted Subsidiaries).

Merger and consolidation

Holdings will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1)	the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation or limited liability company organized or formed, as the case may be, and existing under the laws of the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not Holdings) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Holdings under the Notes and the Indenture;

(2)	immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor

Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3)	immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the “Limitation on indebtedness” covenant;

(4)	unless Holdings is the Successor Company, each Subsidiary Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Subsidiary Guarantee (if any) shall apply to such Person’s obligations in respect of the Indenture and the Notes and its obligations under the Registration Rights Agreement shall continue to be in effect; and

(5)	Holdings shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of Holdings, which properties and assets, if held by Holdings instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of Holdings on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of Holdings.

The predecessor Holdings (if not the Successor Company) will be released from its obligations under the Indenture and the Successor Company will succeed to, and be substituted for, and may exercise every right and power of, Holdings under the Indenture, but, in the case of a lease of all or substantially all its assets, the predecessor Holdings will not be released from the obligation to pay the principal of and interest on the Notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Notwithstanding the preceding clause (3), (x) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to Holdings, (y) provided, that Holdings incurs no additional Indebtedness as a result of such merger, Holdings may consolidate with or merge with New Holdings, and (z) Holdings may merge with an Affiliate incorporated solely for the purpose of reincorporating Holdings in another jurisdiction to realize tax benefits; provided that, in the case of a merger of a Restricted Subsidiary or New Holdings into Holdings, Holdings will not be required to comply with the preceding clause (5).

In addition, Holdings will not permit any Subsidiary Guarantor (if any) to consolidate with or merge with or into any Person (other than another Subsidiary Guarantor) and will not permit the conveyance, transfer or lease of substantially all of the assets of any Subsidiary Guarantor (if any) unless:

(1)	(a) the resulting, surviving or transferee Person will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and such Person (if not such Subsidiary Guarantor) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, all the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee; (b) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the resulting, surviving or transferee Person or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Person or such Restricted Subsidiary at the time of such transaction), no Default of Event of Default shall have occurred and be continuing; and (c) the Company will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture; or

(2)	the transaction is made in compliance with the covenant described under “—Limitation on sales of assets and subsidiary stock.”

Future subsidiary guarantors

Holdings will cause each Restricted Subsidiary that guarantees any Indebtedness of Holdings to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary Guarantee will guarantee payment of the Notes. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Subsidiary Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

A Subsidiary Guarantee of a Subsidiary Guarantor will be automatically released upon:

(1) (a)	the sale, disposition or other transfer (including through merger or consolidation) of the Capital Stock (including any sale, disposition or other transfer of Capital Stock following which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of the applicable Subsidiary Guarantor if such sale, disposition or other transfer is made in compliance with the Indenture; and

(b)	the release or discharge of the Subsidiary Guarantee by such Restricted Subsidiary of Indebtedness of Holdings which resulted in the obligation to Guarantee the Notes; and

(2)	the release of such Subsidiary Guarantor from its Subsidiary Guarantees, if any, of, and all pledges and security, if any, granted in connection with any other Indebtedness of Holdings.

Limitation on lines of business

Holdings will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Payments for consent

Neither Holdings nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Events of default

Each of the following is an Event of Default:

(1)	default in any payment of interest or additional interest (as required by the Registration Rights Agreement) on any Note when due, continued for 30 days;

(2)	default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)	failure by Holdings or any Subsidiary Guarantor to comply with its obligations under “Certain covenants— Merger and consolidation;”

(4)	failure by Holdings to comply for 30 days after notice with any of its obligations under the covenants described under “Change of Control” above or under the covenants described under “Certain covenants” above (in each case, other than a failure to purchase Notes which will constitute an Event of Default under clause (2) above and other than a failure to comply with “Certain covenants— Merger and consolidation” which is covered by clause (3) above);

(5)	failure by Holdings to comply for 60 days after notice with its other agreements contained in the Indenture;

(6)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Holdings or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Holdings or any of its Restricted Subsidiaries), other than Indebtedness owed to Holdings or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness within the grace period provided in such Indebtedness (“payment default”); or

(b)	results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(7)	certain events of bankruptcy, insolvency or reorganization of Holdings or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Holdings and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(8)	failure by Holdings or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Holdings and its Restricted Subsidiaries), would constitute a Significant Subsidiary, to pay final, non-appealable judgments aggregating in excess of $15.0 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”); or

(9)	any Subsidiary Guarantee ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its Subsidiary Guarantee.

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of at least 25% in principal amount at maturity of the outstanding Notes notify Holdings of the default and Holdings does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to Holdings, or the holders of at least 25% in principal amount at maturity of the outstanding Notes by notice to Holdings and the Trustee, may, and the Trustee at the request of such holders shall, declare the Accreted Value of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such Accreted Value, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (6) under “Events of default” has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by Holdings or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing, the Accreted Value of, premium, if any, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount at maturity of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in principal amount at maturity of the outstanding Notes have requested the Trustee to pursue the remedy;

(3)	such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	the holders of a majority in principal amount at maturity of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount at maturity of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, Holdings is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Holdings also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action Holdings is taking or proposing to take in respect thereof.

Amendments and waivers

Subject to certain exceptions, the Indenture and the Notes may be amended or supplemented with the consent of the holders of a majority in principal amount at maturity of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount at maturity of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment;

(2)	reduce the stated rate of or extend the stated time for payment of interest on any Note;

(3)	reduce the principal or Accreted Value of or extend the Stated Maturity of any Note;

(4)	reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described above under “Optional redemption,” whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(5)	make any Note payable in money other than that stated in the Note;

(6)	impair the right of any holder to receive payment of, principal or Accreted Value of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

(8)	modify the Subsidiary Guarantees, if any, in any manner adverse to the holders of the Notes.

Notwithstanding the foregoing, without the consent of any holder, Holdings, the Subsidiary Guarantors, if any, and the Trustee may amend the Indenture and the Notes to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)	provide for the assumption by a successor corporation of the obligations of Holdings or any Subsidiary Guarantor under the Indenture;

(3)	provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f) (2) (B) of the Code);

(4)	add Guarantees with respect to the Notes or release a Subsidiary Guarantor upon its designation as an Unrestricted Subsidiary; provided, however, that the designation is in accord with the applicable provisions of the Indenture;

(5) secure the Notes;

(6)	add to the covenants of Holdings for the benefit of the holders or surrender any right or power conferred upon Holdings;

(7)	make any change that does not adversely affect the rights of any holder;

(8)	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(9)	provide for the issuance of exchange securities which shall have terms substantially identical in all respects to the Notes (except that the transfer restrictions contained in the Notes shall be modified or eliminated as appropriate) and which shall be treated, together with any outstanding Notes, as a single class of securities.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any holder of Notes given in connection with a tender of such holder’s Notes will not be rendered invalid by such tender. After an amendment under the Indenture becomes effective, Holdings is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice will not impair or affect the validity of the amendment.

Defeasance

Holdings at any time may terminate all its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. If Holdings exercises its legal defeasance option, the Subsidiary Guarantees in effect at such time will terminate.

Holdings at any time may terminate its obligations under covenants described under “Certain covenants” (other than “Merger and consolidation”), the operation of the cross-default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the Subsidiary Guarantee provision described under “Events of default” above and the limitations contained in clause (3) under “Certain covenants— Merger and consolidation” above (“covenant defeasance”).

Holdings may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Holdings exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If Holdings exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “Events of default” above or because of the failure of Holdings to comply with clause (3) under “Certain covenants— Merger and consolidation” above.

In order to exercise either defeasance option, Holdings must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator or stockholder of Holdings, as such, shall have any liability for any obligations of Holdings under the Notes, the Indenture or the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Concerning the trustee

The Bank of New York is the Trustee under the Indenture and has been appointed by Holdings as Registrar and Paying Agent with regard to the Notes.

Governing law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

“Accreted Value” means as of any date (the “Specified Date”), the amount provided below for each $1,000 principal amount at maturity of Notes:

(1)	if the Specified Date occurs on one of the following dates (each, a “Semi-Annual Accrual Date”), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

Semi-annual accrual date	Accreted value

March 15, 2004	$651.60
September 15, 2004	$687.44
March 15, 2005	$725.25
September 15, 2005	$765.13
March 15, 2006	$807.22
September 15, 2006	$851.61
March 15, 2007	$898.45
September 15, 2007	$947.87
March 15, 2008	$1,000.00

(2)	if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (A) the original issue price of a Note and (B) an amount equal to the product of (x) the Accreted Value for the first Semi-Annual Accrual Date less such original issue price multiplied by (y) a fraction, the numerator of which is the number of days from the Issue Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the Issue Date to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

(3)	if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (A) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (B) an amount equal to the product of (x) the Accreted Value for the Semi-Annual Accrual Date immediately following such Specified Date less the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date multiplied by (y) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180.

(4)	if the Specified Date occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal $1,000.

“Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from or merger with such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such merger or acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such merger or acquisition of assets.

“Additional Assets” means:

(1)	any property or assets (other than Indebtedness and Capital Stock) to be used by Holdings or a Restricted Subsidiary in a Related Business;

(2)	the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Holdings or a Restricted Subsidiary; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by Holdings or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1)	a disposition by a Restricted Subsidiary to Holdings or by Holdings or a Restricted Subsidiary to a Restricted Subsidiary; provided that in the case of a sale by a Restricted Subsidiary to another Restricted Subsidiary, Holdings directly or indirectly owns an equal or greater percentage of the Common Stock of the transferee than of the transferor;

(2) the sale of Cash Equivalents in the ordinary course of business;

(3) a disposition of inventory in the ordinary course of business;

(4)	a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of Holdings and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5) transactions permitted under “Certain covenants— Merger and consolidation;”

(6)	an issuance of Capital Stock by a Restricted Subsidiary to Holdings or to a Wholly-Owned Subsidiary;

(7)	for purposes of “Certain covenants— Limitation on sales of assets and subsidiary stock” only, the making of a Permitted Investment or a disposition subject to “Certain covenants— Limitation on restricted payments;”

(8) dispositions in connection with Permitted Liens;

(9)	dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(10)	the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property; and

(11) disposition of assets acquired in foreclosures.

“Attributable Indebtedness” in respect of a Sale/ Leaseback Transaction means, as at the time of determination, the present value of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/ Leaseback Transaction (including any period for which such lease has been extended). Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof or, in the case of a limited liability company, the board of managers or other similar body.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)	securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality of the United States (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(2)	marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition of the United States (provided that the full faith and credit of the United States is pledged in support thereof) and, at the time of acquisition, having a credit rating of “A” or better from either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc.;

(3)	certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least “A” or the equivalent thereof by Standard & Poor’s Ratings Services, or “A” or the equivalent thereof by Moody’s Investors Service, Inc., and having combined capital and surplus in excess of $500.0 million;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5)	commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s Ratings Services or “P-2” or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(6)	interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (5) above.

“Change of Control” means:

(1)	(A) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of New Holdings, Holdings or its Restricted Subsidiaries (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of New Holdings, Holdings or its Restricted Subsidiaries held by a parent entity, if such person or group “beneficially owns” (as defined above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity); and (B) the Permitted Holders “beneficially own” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of New Holdings, Holdings or its

Restricted Subsidiaries, as the case may be, (or its successor by merger, consolidation or purchase of all or substantially all of its assets) than such other person or group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of Holdings or such successor (for the purposes of this clause, such other person or group shall be deemed to beneficially own any Voting Stock of a specified entity held by a parent entity, if such other person or group “beneficially owns” directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders “beneficially own” directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity); or

(2)	the first day on which a majority of the members of the Board of Directors of New Holdings or Holdings are not Continuing Directors; or

(3)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of New Holdings, Holdings and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder; or

(4)	the adoption by the stockholders of New Holdings or Holdings of a plan or proposal for the liquidation or dissolution of New Holdings or Holdings.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated Coverage Ratio” means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Interest Expense for such four fiscal quarters, provided, however, that:

(1) if Holdings or any Restricted Subsidiary:

(a)	has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b)	has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2)	if since the beginning of such period Holdings or any Restricted Subsidiary will have made any Asset Disposition or disposed of any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition or disposition:

(a)	the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition or disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b)	Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Holdings or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Holdings and its continuing Restricted Subsidiaries in connection with such Asset Disposition or disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Holdings and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3)	if since the beginning of such period Holdings or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into Holdings) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4)	if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Holdings or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness, made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by

Holdings or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such transaction occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of Holdings (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of Holdings, the interest rate shall be calculated by applying such optional rate chosen by Holdings.

“Consolidated EBITDA” for any period means, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) Consolidated Interest Expense;

(2)	Consolidated Income Taxes;

(3)	consolidated depreciation expense;

(4)	consolidated amortization expense or impairment charges recorded in connection with the application of Financial Accounting Standard No. 142, “Goodwill and Other Intangibles;” and

(5)	other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation).

provided, however, that all transaction costs and expenses payable in connection with the Transaction and all similar costs and expenses paid in connection with the recapitalization transaction in which Nebraska Book amended and restated its existing senior secured credit facility and redeemed or repurchased equity securities, including stock options, for an aggregate purchase price of approximately $34.5 million, which was consummated on December 10, 2003, shall be excluded from the calculation of Consolidated EBITDA.

Notwithstanding the preceding sentence, clauses (2) through (5) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (2) through (5) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to Holdings by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Expense” means, for any period, the total interest expense of Holdings and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

(1)	interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

(2)	amortization of debt discount and debt issuance cost (other than such discounts and costs incurred in connection with the Transaction) (provided that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense);

(3) non-cash interest expense;

(4)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5)	interest actually paid by Holdings or any such Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person;

(6)	costs associated with Hedging Obligations (including amortization of fees) provided, however, that if Hedging Obligations result in net benefits rather than costs, such benefits shall be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Income;

(7)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(8)	the product of (a) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Restricted Subsidiaries payable to a party other than Holdings or a Wholly-Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; and

(9)	the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than Holdings) in connection with Indebtedness Incurred by such plan or trust.

For the purpose of calculating the Consolidated Coverage Ratio in connection with the Incurrence of any Indebtedness described in the final paragraph of the definition of “Indebtedness,” the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (1) through (9) above) relating to any Indebtedness of Holdings or any Restricted Subsidiary described in the final paragraph of the definition of “Indebtedness.”

For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by Holdings and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of Holdings. Notwithstanding anything to the contrary contained herein, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which Holdings or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.

“Consolidated Net Income” means, for any period, the net income (loss) of Holdings and its consolidated Restricted Subsidiaries determined in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(1)	any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that:

(a)	subject to the limitations contained in clauses (3), (4) and (5) below, Holdings’ equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Holdings or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b)	Holdings’ equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from Holdings or a Restricted Subsidiary;

(2)	any net income (but not loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Holdings (other than as permitted under the covenant described under “Limitation on restrictions on dividends from restricted subsidiaries”), except that:

(a)	subject to the limitations contained in clauses (3), (4) and (5) below, Holdings’ equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to Holdings or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

(b)	Holdings’ equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3)	any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of Holdings or its consolidated Restricted Subsidiaries (including pursuant to any Sale/ Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(4) any extraordinary gain or loss; and

(5) the cumulative effect of a change in accounting principles.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of New Holdings or Holdings, as the case may be, who: (1) was a member of such Board of Directors on the day immediately following the Issue Date; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such the relevant Board at the time of such nomination or election.

“Credit Agreement” means one or more debt facilities (including, without limitation, the Credit Agreement, dated as of February 13, 1998, as amended and restated as of December 10, 2003 and as further amended and restated on or about March 4, 2004, among Holdings, Nebraska Book, New Holdings, the several banks and other financial institutions or entities from time to time parties thereto, the eligible subsidiaries referred to therein, JPMorgan Chase Bank, as administrative agent and collateral agent, Citigroup Global Markets Inc., as syndication agent and Fleet National Bank as documentation agent) or commercial paper facilities to which Nebraska Book is a party with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original credit agreement or any other credit or other agreement or indenture).

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of Holdings or a Restricted Subsidiary); or

(3)	is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date that is 91 days after the earlier of the date (a) of the Stated Maturity of the Notes or (b) on which there are no Notes outstanding, provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Holdings to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that Holdings may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by Holdings with the provisions of the Indenture described under the captions “Change of control” and “Limitation on sales of assets and subsidiary stock” and such repurchase or redemption complies with “Certain covenants— Limitations on restricted payments.”

“8 3/4% Notes” means the senior subordinated notes of Nebraska Book due 2008.

“Equity Offering” means an offering or issuance for cash by Holdings or New Holdings of its respective common stock, Preferred Stock (other than any Disqualified Stock) or options, warrants or rights with respect to its common stock or Preferred Stock (other than any Disqualified Stock).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)	entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means any Person that Guarantees the Notes; provided, that upon the release or discharge of such Person from its Guarantee in accordance with the Indenture, such Person ceases to be a Guarantor.

“Guarantor Subordinated Obligation” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement.

“holder” means a Person in whose name a Note is registered on the Registrar’s books.

“Holdings” means NBC Acquisition Corp., a Delaware corporation, or any successor thereto which assumes the obligations under the Notes pursuant to the Indenture.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2)	the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of Incurrence);

(4)	the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

(5)	Capitalized Lease Obligations and all Attributable Indebtedness of such Person;

(6)	the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)	the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8)	the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9)	to the extent not otherwise included in this definition, net obligations of such Person under Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

In addition, “Indebtedness” of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:

(1)	such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(2)	such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “General Partner”); and

(3)	there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(a)	the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(b)	if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Consolidated Interest Expense to the extent actually paid by Holdings or its Restricted Subsidiaries.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1)	Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2)	endorsements of negotiable instruments and documents in the ordinary course of business; and

(3)	an acquisition of assets, Capital Stock or other securities by Holdings or a Subsidiary for consideration to the extent such consideration consists of Common Stock of Holdings.

For purposes of “Certain Covenants— Limitation on restricted payments,”

(1)	“Investment” will include the portion (proportionate to Holdings’ equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Holdings will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) Holdings’ “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to Holdings’ equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of Holdings in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2)	any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Holdings.

“Issue Date” means March 4, 2004.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Nebraska Book” means Nebraska Book Company, Inc., a Kansas corporation, or any successor thereto which assumes the obligations under the Senior Subordinated Notes.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)	all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any tax credits or deductions and any tax sharing agreements available as a direct result of such Asset Disposition), as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4)	the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by Holdings or any Restricted Subsidiary after such Asset Disposition (including, but not limited to, those in respect of indemnification obligations).

provided, however, that any amounts deposited into escrow or otherwise held back shall not be deemed to be Net Available Cash unless and until such amounts are released to Holdings or a Restricted Subsidiary without restriction.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“New Holdings” means NBC Holdings Corp., a Delaware corporation.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of Holdings.

“Officers’ Certificate” means a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of Holdings.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to Holdings or the Trustee.

“Pari Passu Indebtedness” means Indebtedness that ranks equally in right of payment to the Notes.

“Permitted Holders” means each of (i) Weston Presidio Capital III, L.P., Weston Presidio Capital IV, L.P., WPC Entrepreneur Fund II, L.P. and WPC Entrepreneur Fund II, L.P. (collectively, the “WP Funds”) and any of their respective Affiliates or limited partners, to the extent such limited partners received Capital Stock of Holdings or New Holdings in a general distribution by a WP Fund of such Capital Stock to its limited partners; (ii) any officer or other member of management or employee employed by Holdings or any Subsidiary as of the date of the Indenture; (iii) family members or relatives of the persons described in clause (ii); and (iv) in the event of the incompetence or death of any of the persons described in clauses (ii), such person’s estate, executor, administrator, committee or other personal representatives or beneficiaries.

“Permitted Investment” means an Investment by Holdings or any Restricted Subsidiary in:

(1)	a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2)	another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Holdings or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3)	cash and Cash Equivalents;

(4)	receivables owing to Holdings or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Holdings or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	loans or advances to employees (other than executive officers) made in the ordinary course of business consistent with past practices of Holdings or such Restricted Subsidiary;

(7)	Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Holdings or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(8)	Investments made as a result of the receipt of non-cash consideration from an asset Disposition that was made pursuant to and in compliance with “Certain covenants— Limitation on sales of assets and subsidiary stock;”

(9)	Investments in existence on the Issue Date;

(10)	Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with “Certain covenants— Limitation on indebtedness;”

(11)	Investments by Holdings or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (11), in an aggregate amount at the time of such Investment not to exceed $5.0 million outstanding at any one time (with the fair market value of such Investment being measured at the time made and without giving effect to subsequent changes in value); and

(12)	Guarantees issued in accordance with “Certain covenants— Limitations on indebtedness”.

“Permitted Liens” means, with respect to any Person:

(1)	Liens securing Indebtedness and other obligations under the Credit Agreement and related Hedging Obligations and liens on assets of Restricted Subsidiaries securing Guarantees of Indebtedness and other obligations under other Guarantor senior Indebtedness permitted to be Incurred under the Indenture;

(2)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3)	Liens imposed by law, including carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(4)	Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5)	Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(6)	encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7)	Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8)	leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of Holdings or any of its Restricted Subsidiaries;

(9)	judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10)	Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, purchase money obligations or other payments Incurred to finance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business; provided that:

(a)	the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired or constructed; and

(b)	such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of Holdings or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11)	Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a)	such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by Holdings in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b)	such deposit account is not intended by Holdings or any Restricted Subsidiary to provide collateral to the depository institution;

(12)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Holdings and its Restricted Subsidiaries in the ordinary course of business;

(13)	Liens existing on the Issue Date;

(14)	Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by Holdings or any Restricted Subsidiary;

(15)	Liens on property at the time Holdings or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into Holdings or any Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by Holdings or any Restricted Subsidiary;

(16)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to Holdings or a Restricted Subsidiary;

(17)	Liens securing the Notes and Subsidiary Guarantees; and

(18)	Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

“PORTAL Market” means the private offerings, resales and trading through automated linkages market.

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances,” and “refinanced” shall have a correlative meaning) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of Holdings that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

(1)	(a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no

earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity later than the Stated Maturity of the Notes;

(2)	the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3)	such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees Incurred in connection therewith); and

(4)	if the Indebtedness being refinanced is subordinated in right of payment to the Notes or the Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantee on terms at least as favorable to the holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Registration Rights Agreement” means that certain registration rights agreement dated as of the date of the Indenture by and among Holdings and the initial purchasers set forth therein, and with respect to any Additional Notes, one or more substantially similar registration rights agreements among Holdings and the other parties thereto, as such agreement(s) may be amended, from to time.

“Related Business” means any business which is the same as or related, ancillary or complementary to any of the businesses of Holdings and its Restricted Subsidiaries on the date of the Indenture.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of Holdings other than an Unrestricted Subsidiary.

“Sale/ Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby Holdings or a Restricted Subsidiary transfers such property to a Person and Holdings or a Restricted Subsidiary leases it from such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Subordinated Note Indenture” means the Indenture dated as of the date hereof among Nebraska Book, the guarantors party thereto and the Trustee relating to the Senior Subordinated Notes.

“Senior Subordinated Notes” means the $175.0 million aggregate principal amount of 8 5/8% Senior Subordinated Notes due 2012 of Nebraska Book, including any exchange notes issued pursuant to the Senior Subordinated Registration Rights Agreement.

“Senior Subordinated Registration Rights Agreement” means that certain registration rights agreement dated as of the date of the Senior Subordinated Note Indenture by and among

Nebraska Book, the subsidiary guarantor party thereto and the initial purchasers set forth therein, and with respect to any additional notes issued pursuant to the Senior Subordinated Note Indenture, one or more substantially similar registration rights agreements among Nebraska Book and the other parties thereto, as such agreement(s) may be amended, from to time.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of Holdings within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of Holdings (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) or (b) any partnership, joint venture, limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of Holdings.

“Subsidiary Guarantee” means, individually, any Guarantee of payment of the Notes by a Subsidiary Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.

“Subsidiary Guarantor” means each Restricted Subsidiary of Holdings that has guaranteed any Indebtedness of Holdings and executed a Subsidiary Guarantee in accordance with the provisions of the Indenture, but excluding any Restricted Subsidiary that in the future is released from a guarantee of Indebtedness of Holdings that resulted in the obligation to guarantee the Notes.

“10 3/4% Notes” means the senior discount debentures of Holdings due 2009.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of Holdings that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of Holdings in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of Holdings may designate any Subsidiary of Holdings (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1)	such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of Holdings which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2)	such designation and the Investment of Holdings in such Subsidiary complies with “Certain covenants— Limitation on restricted payments;”

(3)	such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of Holdings and its Subsidiaries;

(4)	such Subsidiary is a Person with respect to which neither Holdings nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a)	to subscribe for additional Capital Stock of such Person; or

(b)	to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(5)	on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with Holdings or any Restricted Subsidiary with terms substantially less favorable to Holdings than those that might have been obtained from Persons who are not Affiliates of Holdings.

Any such designation by the Board of Directors of Holdings shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of Holdings giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of Holdings may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and (A) in the case of any Subsidiary of Nebraska Book, Nebraska Book could Incur at least $1.00 of additional Indebtedness under the first paragraph of the “Limitation on indebtedness” covenant on a pro forma basis taking into account such designation or (B) in the case of any Subsidiary of Holdings that is not also a Subsidiary of Nebraska Book, Holdings could Incur at least $1.00 of additional Indebtedness under the first paragraph of the “Limitation on indebtedness” covenant on a pro forma basis taking into account such designation.

“U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“Voting Stock” of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

“Wholly-Owned Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by Holdings or another Wholly-Owned Subsidiary.

Material United States federal tax consequences

The following is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of the notes by U.S. Holders (as defined below) and the material U.S. federal income and estate tax consequences relating to the acquisition, ownership, and disposition of the notes by Non-U.S. Holders (as defined below). Unless otherwise indicated, references in this discussion to “notes” apply equally to the old notes and to the exchange notes. This discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the Code), currently applicable Treasury regulations, and administrative and judicial rulings and decisions. Legislative, judicial or administrative changes could alter or modify the statements made and conclusions expressed in this discussion, possibly with retroactive effect. In addition, we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service (which we refer to as the IRS) with respect to any tax consequences of acquiring, owning or disposing of the notes. Thus, we cannot assure you that the IRS would not successfully challenge one or more of the statements made or the conclusions expressed in this discussion.

This discussion applies to noteholders who hold the notes as capital assets. This discussion does not address all of the tax consequences that may be relevant to a particular noteholder in light of that noteholder’s circumstances; some noteholders (e.g., life insurance companies, tax exempt organizations, financial institutions, dealers in securities or currencies, regulated investment companies, S corporations, taxpayers subject to the alternative minimum tax provisions of the Code, nonresident aliens subject to tax on expatriates under Section 877 of the Code, broker-dealers, and persons who hold the notes as part of a hedge, straddle, “synthetic security,” or other integrated investment, risk reduction or constructive sale transaction) may be subject to special tax rules and limitations not discussed below. This discussion also does not address the tax consequences to nonresident aliens, foreign corporations, foreign partnerships or foreign trusts that are subject to U.S. federal income tax on a net basis on income with respect to a note because that income is effectively connected with the conduct of a U.S. trade or business. Those noteholders generally are taxed in a manner similar to U.S. Holders; however, special rules (including additional taxes) not applicable to U.S. Holders may apply. In addition, this discussion does not address any tax consequences under state, local or foreign tax laws, or, except as specifically discussed below, under U.S. estate and gift tax law. Consequently, prospective investors are urged to consult their tax advisers to determine the federal, state, local and foreign income and any other tax consequences of the acquisition, ownership and disposition of the notes, including the consequences of any applicable tax treaties.

The tax consequences to a partner in a partnership that owns the notes depend in part on the status of the partner and the activities of the partnership. Such persons should consult their tax advisers regarding the consequences of the acquisition, ownership and disposition of the notes.

We use the term “U.S. Holder” to mean a “United States person” who is the beneficial owner of a note. All noteholders who are not “U.S. Holders” are herein referred to as “Non-U.S. Holders”.

A “United States person” is:

•	a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or entity treated as a corporation for federal income tax purposes) created or organized in the United States, or under the laws of the United States or of any state (including the District of Columbia);

•	a partnership (or entity treated as a partnership for federal income tax purposes) organized in the United States, or under the laws of the United States or of any state (including the District of Columbia) unless provided otherwise by future Treasury regulations;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source;

•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or

•	any person otherwise subject to U.S. federal income tax on a net income basis in respect of its worldwide taxable income.

Exchange offer

The exchange of the old notes for the exchange notes pursuant to the exchange offer will not constitute a taxable exchange. As a result, (1) a noteholder will not recognize a taxable gain or loss as a result of exchanging its old notes for exchange notes; (2) the holding period of the exchange notes will include the holding period of the old notes exchanged therefor; and (3) the adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the old notes exchanged therefor immediately before the exchange.

Taxation of U.S. Holders

Original issue discount

The old notes were issued with original issue discount (“OID”) for U.S. federal income tax purposes. The amount of OID on a note is the excess of the note’s “stated redemption price at maturity” over its issue price. A note’s stated redemption price at maturity is generally defined as the sum of all payments provided by the note other than “qualified stated interest”, which is stated interest that is unconditionally payable at least annually at a single fixed rate over the entire term of the note. None of the interest on the notes is qualified stated interest; thus, a note’s stated redemption price at maturity equals the sum of all payments provided by the note. The issue price of each note for these purposes was the initial offering price at which a substantial amount of the notes were sold (other than to an underwriter, placement agent or wholesaler). Except as discussed below, each U.S. Holder (whether a cash or accrual method taxpayer) is required to include in income all OID as it accrues, in advance of the receipt of some or all of the related cash payments.

The amount of OID includible in income by a U.S. Holder is the sum of the “daily portions” of OID with respect to the note from the date of purchase through the maturity date (or subsequent sale date, if resold). The daily portion is determined by allocating to each day in any accrual period other than the initial short accrual period and the final accrual period a pro rata portion of the amount equal to the product of a note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). The “yield to maturity” is the discount rate that, when applied to all payments under a note, results in a present value equal to the issue price. The amount of OID allocable to the final accrual period is the difference between the amount payable at maturity and the adjusted issue price of the note at the beginning of the final accrual period. The amount of OID allocable to any initial short accrual period may be computed under any reasonable method. The adjusted issue price of the note at the start of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any prior payments with respect to the note. Under these rules, a U.S. Holder is required to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amounts of OID accrued on the notes held of record by persons other than corporations and other exempt holders.

In certain circumstances (for example, in the event of certain redemptions), we may be obligated to pay amounts in excess of the stated interest and principal on the notes. We believe that, as of the date the old notes were issued, the likelihood of the occurrence of the circumstances requiring such additional payments was remote (and that that likelihood remains remote as of the date hereof); therefore, we have not treated, and we will not treat, those contingencies as affecting the yield of the notes for these purposes. Our determination that those contingencies are remote is binding on a U.S. Holder for federal income tax purposes unless the U.S. Holder discloses its contrary position in a timely filed tax return for the taxable year in which it acquires a note. However, our determination is not binding on the IRS, and if the IRS were to challenge this determination, the notes could be treated as having additional OID that U.S. Holders would generally realize as income in the manner described above.

Generally, OID on the notes will constitute “investment income” for purposes of the limitations on deductibility of investment interest expense provided under the Code.

A U.S. Holder that purchases a note for a purchase price that is less than the note’s revised issue price may be required to treat the amount by which the note’s revised issue price exceeds the U.S. Holder’s purchase price as “market discount”, which is treated in the manner described below under the caption “Market discount”.

A U.S. Holder that purchases a note for a purchase price that exceeds the note’s adjusted issue price but is less than or equal to the note’s stated redemption price at maturity will have acquisition premium equal to such excess. In such case, the amount of OID otherwise includible in gross income is reduced (but not below zero). The amount of the reduction is the product of the applicable daily portion of OID (prior to its reduction) and a fraction whose numerator is the excess of the purchaser’s purchase price for the note over the adjusted issue price of the note and whose denominator is the amount of OID remaining to be accrued on the note.

A U.S. Holder that purchases a note for a purchase price that exceeds the note’s stated redemption price at maturity is not required to include any OID in gross income. Under those circumstances, the U.S. Holder may be able to amortize such excess as bond premium in the manner described below under the caption “Amortizable bond premium”.

A U.S. Holder may be eligible to make a special election to treat as OID all interest on a note (including, for this purpose, stated interest, OID and market discount as adjusted for any amortizable bond premium). If a U.S. Holder were to make this election, the consequences of holding a note could differ from those described above and under the captions “Market discount” and “Amortizable bond premium”, below. This discussion assumes that U.S. Holders will not make this special election.

Market discount

A U.S. Holder that acquires a note after its original issuance may be affected by the “market discount” rules of the Code. For these purposes, the amount of “market discount” on such a note generally will equal the amount by which the note’s revised issue price (i.e., generally, an amount equal to the note’s issue price (described above under “Original issue discount”) plus the aggregate amount of OID includible in the gross income of all prior holders of the note) exceeds its tax basis in the hands of a U.S. Holder immediately after its acquisition by the U.S. Holder. Subject to a statutory de minimis exception, the “market discount” rules generally require a U.S. Holder who acquires a note at a market discount to treat any principal payment on the note and any gain recognized on any disposition of the note as ordinary income to the extent of the accrued market discount on the note that has not previously been included in income at the time of such payment or disposition. In addition, if such a note is disposed of by a U.S. Holder in certain otherwise nontaxable transactions, accrued market discount that has not previously been included in income at the time of such disposition must be included as ordinary income by the U.S. Holder as if the U.S. Holder had sold the note at its then fair market value. Market discount is generally treated as accruing on a straight-line basis over the remaining term of the note as of the time of acquisition, or, at the election of the U.S. Holder, on a constant yield basis. The election to accrue market discount on a constant yield basis applies on a note-by-note basis and may not be revoked; U.S. Holders should be aware that there is some uncertainty as to the effect of the constant-yield election on notes issued with OID.

A U.S. Holder of a note acquired at a market discount also may elect to include the market discount in income as it accrues. If a U.S. Holder so elects, the rules discussed above that would require the U.S. Holder to include accrued market discount in income upon the disposition of the note or the receipt of principal payments thereon will not apply, and the U.S. Holder’s tax basis in the note will be increased by the amount of the market discount included in income at the time it accrues. This election will apply to all market discount bonds acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A U.S. Holder may be required to defer until maturity of the note (or, in certain circumstances, its earlier disposition) the deduction of a portion of the interest expense attributable to debt incurred or continued to purchase or carry a note with market discount, unless the U.S. Holder makes the election to include market discount in income on a current basis.

Amortizable bond premium

If a U.S. Holder acquires a note for an amount that is in excess of the note’s stated redemption price at maturity, the U.S. Holder will generally be considered to have purchased the note with “amortizable bond premium” equal to the amount of the excess. A U.S. Holder generally may elect to amortize bond premium on a constant-yield basis; if no election is made, amortizable bond premium will decrease the gain or increase the loss otherwise recognized on the disposition of the note, as described under “Sale or other taxable disposition of the notes”, below. The notes are subject to call provisions at our option at various times, as described elsewhere in this prospectus. A U.S. Holder must calculate the amount of amortizable bond premium based on the amount payable at the applicable call date, but only if use of the call date (in lieu of the stated maturity date) results in a smaller amortizable bond premium for the period ending on the call date. The amount of amortizable bond premium amortized in any year generally is treated as a reduction in the U.S. Holder’s interest income on the note. If the amortizable bond premium for a year exceeds the amount of interest for that year, the excess is allowed as a deduction for that year but only to the extent of the U.S. Holder’s prior interest inclusions with respect to the note. A U.S. Holder who elects to amortize bond premium must reduce its tax basis in the note by the amount of the premium used to offset interest income as described above. The election by a U.S. Holder to amortize bond premium applies to all taxable debt obligations held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and may not be revoked without the consent of the IRS.

Applicable high yield discount obligation rules

If the yield to maturity on the notes equals or exceeds the sum of 5% and the long-term applicable federal rate in effect for the month in which the notes are issued and the notes have significant OID, the notes will be considered to be “applicable high yield discount obligations” (which we refer to as AHYDOs). The long-term applicable federal rate in effect for March 2004, the month in which the notes were issued, was 4.78%, with semi-annual compounding. A note will have significant OID if the aggregate amount that would be includible in gross income with respect to such note for periods before the close of any accrual period ending after the date that is five (5) years after the note’s issuance date exceeds the sum of (a) the aggregate amount of interest to be paid under the note before the close of such accrual period and (b) the product of the issue price of the note and its yield to maturity. The notes are treated as AHYDOs under these rules.

Because the notes are AHYDOs, we will not be permitted to deduct OID accrued on the notes until such time as we actually pay such OID in cash or in property other than our stock or our debt (or stock or debt of a person related to us). Moreover, we will not be able to deduct an amount equal to the lesser of (a) the amount of OID on the notes and (b) the product of the total OID on the notes times the ratio of (i) the excess of the notes’ yield to maturity over the sum of the appropriate applicable federal rate plus 6% to (ii) the yield to maturity (which amount we refer to as the Dividend-Equivalent Interest) at any time, regardless of whether we actually pay the Dividend-Equivalent Interest in cash or other property. A corporate U.S. Holder will be eligible, subject to applicable limitations, for the dividends received deduction for the portion of the Dividend-Equivalent Interest that would have been treated as a dividend had it been distributed by us with respect to our stock.

Payments of stated interest

A U.S. Holder will not be required to recognize any income upon the receipt of stated interest payments on the notes.

Sale or other taxable disposition of the notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between (a) the amount of cash and the fair market value of any property other than cash received, and (b) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal its cost for the note (including any amortizable bond premium), increased by the amount of OID and market discount, if any, previously included in that U.S. Holder’s gross income with respect to that note and reduced by any payments received by the U.S. Holder in respect of that note, including payments of stated interest, and by any amortization of amortizable bond premium that the U.S. Holder has taken into account. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of disposition the note has been held for more than one year. Long-term capital gains of non-corporate U.S. Holders are under certain circumstances taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Additional matters relating to taxation of Non-U.S. Holders

Payments of interest

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder that is not engaged in a trade or business in the U.S. to which interest on a note is attributable generally will not be subject to U.S. federal income or withholding tax on interest (including OID and additional interest, if any) on a note unless:

•	the Non-U.S. Holder is a controlled foreign corporation that is related to us through stock ownership or is otherwise related as determined by Section 864(d) of the Code;

•	the Non-U.S. Holder is a bank that receives interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; or

•	the Non-U.S. Holder actually or constructively owns stock representing 10% or more of the total combined voting power of our stock.

In order for interest payments to qualify for the exemption from U.S. taxation described above, the last person or entity in the United States in the chain of interest payments to the Non-U.S. Holder (the “Withholding Agent”) must have received (in the year in which a payment of interest or principal occurs or in any of the three preceding years) a statement that complies with IRS informational requirements and:

•	is signed by the Non-U.S. Holder under penalty of perjury;

•	certifies that the Non-U.S. Holder is not a “United States person”; and

•	provides the name and address of the Non-U.S. Holder.

The statement may be made on a Form W-8BEN, and the Non-U.S. Holder must inform the Withholding Agent of any change in the information on the statement within 30 days of the change. If a note is held through a securities clearing organization or other financial institution, the organization or institution may provide a signed statement to the Withholding Agent certifying under penalty of perjury that the Form W-8BEN has been received by it from the Non-U.S. Holder or from another qualifying financial institution. However, in that case, the signed statement must be accompanied by a copy of the Form W-8BEN provided to the organization or institution holding the note on behalf of the Non-U.S. Holder.

In addition, the Treasury regulations permit the shifting of primary responsibility for withholding to “qualified intermediaries” (as defined below) acting on behalf of beneficial owners. Under this option, the Withholding Agent is allowed to rely on a Form W-8IMY furnished by a “qualified intermediary” on behalf of one or more noteholders (or other intermediaries) without having to obtain the W-8BEN from the beneficial owner. “Qualified intermediaries” include: (i) foreign financial institutions or foreign clearing organizations (other than a U.S. branch or U.S. office of such institution or organization), or (ii) foreign branches or offices of U.S. financial institutions or foreign branches of offices of U.S. clearing organizations, which, as to both (i) and (ii), have entered into withholding agreements with the IRS. In addition to certain other requirements, qualified intermediaries must obtain withholding certificates, such as Form W-8BEN, from each noteholder. We urge Non-U.S. Holders to consult a tax advisor about the specific methods to satisfy IRS informational reporting requirements.

Even if the above conditions are not met, a Non-U.S. Holder may be entitled to a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and the Non-U.S. Holder’s country of residence. To claim such a reduction or exemption, a Non-U.S. Holder must generally complete IRS Form W-8BEN and claim its right to a reduction or exemption on the form. In some cases, a Non-U.S. Holder may instead be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

Sale or other disposition of the notes

Generally, any gain realized by a Non-U.S. Holder from the sale, exchange, redemption, retirement or other disposition of a note (other than gain attributable to accrued OID, which will be treated as such) will not result in U.S. federal income tax liability, unless (i) the noteholder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met or (ii) such gain is treated as effectively connected with a U.S. trade or business of the Non-U.S. Holder.

Federal estate tax

A note beneficially owned by an individual who is a Non-U.S. Holder at the time of his or her death generally will not be subject to U.S. federal estate tax as a result of the individual’s death, provided that:

•	the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code; and

•	interest payments with respect to such note would not have been, if received at the time of the individual’s death, effectively connected with the conduct of a U.S. trade or business by the individual.

Backup withholding and information reporting

Certain noteholders may be subject to backup withholding and information reporting on payments of principal and interest (including payments attributable to accrued OID) on a note and proceeds received from the disposition of a note. The backup withholding rate is currently 28%; for taxable years beginning after December 31, 2010, the backup withholding rate will be 31%. Generally, in the case of a U.S. Holder, backup withholding will apply only if (i) the U.S. Holder fails to furnish its Taxpayer Identification Number (TIN) to the payor, (ii) the IRS notifies the payor that the U.S. Holder has furnished an incorrect TIN, (iii) the IRS notifies the payor that the U.S. Holder has failed to properly report payments of interest or dividends, or (iv) under certain circumstances, the U.S. Holder fails to certify, under penalty of perjury, that it has both furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest or dividend payments.

Some U.S. Holders (including, among others, corporations, financial institutions and some tax exempt organizations) generally are not subject to backup withholding or information reporting.

Backup withholding tax will not apply to payments of principal and interest to Non-U.S. Holders if the statement described above in “Additional matters relating to taxation of Non-U.S. Holders— Payments of interest” is provided to the Withholding Agent, or the Non-U.S. Holder otherwise establishes an exemption, provided that the Withholding Agent does not have actual knowledge or reason to know that the payee is a “United States person” or that the conditions of any other exemption are not, in fact, satisfied. The Withholding Agent may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, from each Non-U.S. Holder.

If a sale of notes is effected at an office of a broker outside the United States, the proceeds of that sale will not be subject to backup withholding (absent the broker’s actual knowledge that the payee is a “United States person”). Information reporting (but not backup withholding) will apply, however, to a sale of notes effected at an office of a broker outside the United States if that broker:

•	is a “United States person”;

•	is a controlled foreign corporation for U.S. federal income tax purposes;

•	is a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business; or

•	is a foreign person that derives 50% or more of its gross income from the conduct of a U.S. trade or business for a specified three-year period,

unless the broker has in its records documentary evidence that the noteholder is a Non-U.S. Holder and other conditions are met (including that the broker has no actual knowledge that the noteholder is a U.S. Holder) or the noteholder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a noteholder will be allowed as a refund or a credit against that noteholder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Certain ERISA considerations

The following is a summary of certain considerations associated with the purchase and holding of the old notes and exchange notes by the following (each, a “Plan”): employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements.

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in old notes and exchange notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of old notes and exchange notes by an ERISA Plan with respect to which we, the initial purchasers, or any guarantor subsidiary are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the old notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the old notes and exchange notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding of old notes (and exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note or an exchange note each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the old notes constitutes assets of any Plan or (ii) the purchase and holding of the old notes (and the exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the old notes or exchange notes (and holding the old notes or exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the old notes (and exchange notes).

Book-entry settlement and clearance

The exchange notes

The notes will be issued in the form of one or more fully registered notes in global form (the “global notes”).

Upon issuance, each of the global notes will be deposited with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Exchanges among the global notes

Beneficial interests in one global note may generally be exchanged for interests in another global note. Depending on which global note the transfer is being made to, the Trustee may require the seller to provide certain written certifications in the form provided in the indenture. In addition, in the case of a transfer of interests to the Institutional Accredited Investor global note, the Trustee may require the buyer to deliver a representation letter in the form provided in the indenture that states, among other things, that the buyer is not acquiring notes with a view to distributing them in violation of the Securities Act.

Book-entry procedures for the global notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by DTC and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the exchange notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have exchange notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the exchange notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the exchange notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated exchange notes

Exchange notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related exchange notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indenture should occur.

Plan of distribution

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for the old notes only where the old notes were acquired as a result of market-making activities or other trading activities. If requested, we have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale for a period of 180 days from the date on which the exchange offer is consummated (as such period may be extended pursuant to receipt of notice from us to suspend the disposition of registrable securities), or any shorter period as will terminate when all the old notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for exchange notes and the exchange notes have been resold by the broker-dealers.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days from the date on which the exchange offer is consummated, or a shorter period as will terminate when all old notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for exchange notes and the exchange notes have been resold by the broker-dealers, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests the documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the old notes, other than commissions or concessions of any brokers or dealers and the fees of any counsel or other advisors or experts retained by the holders of old notes, except as expressly set forth in the registration rights agreement, and will indemnify the holders of old notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

Legal matters

The validity of the exchange notes offered hereby will be passed upon for us by Bingham McCutchen LLP, Boston, Massachusetts.

Experts

The consolidated financial statements as of March 31, 2003 and 2002, and for each of the three years in the period ended March 31, 2003, included in this prospectus, and the related financial statement schedules as of March 31, 2003 and 2002, and for each of the three years in the period ended March 31, 2003, included elsewhere in this registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Documents incorporated by reference

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act as amended after the date of this prospectus and prior to the termination or consummation of the exchange offer shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing such documents (other than Current Reports on Form 8-K insofar as they contain Regulation FD disclosure furnished under Item 9 of Form 8-K or other disclosures furnished under Item 12 of Form 8-K, unless otherwise indicated therein).

Any statement contained in this prospectus or incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained in any documents and reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

We will provide without charge to each person to whom this prospectus is delivered, upon the request of such person, a copy of any or all the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to NBC Acquisition Corp., Attn: Chief Financial Officer, 4700 South 19th Street, Lincoln, NE 68501, telephone: (402) 421-7300.

Available information

We have filed with the SEC a registration statement on Form S-4 with respect to the securities we are offering. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we are offering. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

Although we are not subject to reporting requirements of the Exchange Act, we voluntarily file annual, quarterly and current reports and other information with the SEC to fulfill our obligations under the indenture for the 10 3/4% senior discount debentures due 2009. Such reports and other information filed with the SEC by us may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, which may be contacted by telephone at 1-(800) SEC-0330. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically at the SEC’s site on the World Wide Web located at http://www.sec.gov. Statements made in this prospectus concerning the provisions of any contract, agreement, indenture, security document or other document referred to herein are not necessarily complete. With respect to each such statement concerning a contract, agreement, indenture, security document or other document filed with the SEC, reference is made to such filing for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

Upon effectiveness of the registration statement of which this prospectus is a part, we will become subject to the periodic reporting and to the informational requirements of the Exchange Act and will file information with the SEC, including annual, quarterly and special reports. You may read and copy any document we file with the SEC at the public reference room maintained by the SEC at 450 Fifth Street NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov.

You can obtain a copy of any of our filings, at no cost, by writing to or telephoning us at:

NBC Acquisition Corp.

4700 South 19th Street
Lincoln, NE 68501
(402) 421-7300
Attn: Chief Financial Officer

Independent auditors’ report

To the Board of Directors and Stockholders of

NBC Acquisition Corp.
Lincoln, Nebraska

We have audited the accompanying consolidated balance sheets of NBC Acquisition Corp. and subsidiary as of March 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of NBC Acquisition Corp. and subsidiary as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Lincoln, Nebraska
May 27, 2003, except as to Note O
as to which date is February 16, 2004

NBC Acquisition Corp.

consolidated balance sheets

	March 31,

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$39,405,382	$11,419,277
Receivables	29,085,329	29,384,249
Inventories	68,315,352	69,908,414
Deferred income taxes	3,861,932	3,557,325
Prepaid expenses and other assets	834,284	498,440

Total current assets	141,502,279	114,767,705
Property and equipment, net of depreciation & amortization	27,666,370	26,478,915
Goodwill	30,472,823	29,791,335
Identifiable intangibles, net of amortization	239,014	414,564
Debt issue costs, net of amortization	6,055,751	7,642,465
Other assets	4,442,780	5,937,710

Total assets	$210,379,017	$185,032,694

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$19,857,301	$15,084,077
Accrued employee compensation and benefits	10,642,713	8,910,902
Accrued interest	2,505,772	1,547,199
Accrued incentives	5,518,883	3,595,628
Accrued expenses	1,077,844	1,060,969
Income taxes payable	89,932	3,684,439
Deferred revenue	538,230	432,790
Current maturities of long-term debt	19,181,277	4,476,156
Current maturities of capital lease obligations	124,703	111,015

Total current liabilities	59,536,655	38,903,175
Long-term debt, net of current maturities	197,755,713	210,275,783
Capital lease obligations, net of current maturities	2,305,583	2,052,286
Other long-term liabilities	300,823	1,892,250
Commitments (Note H)
Stockholders’ deficit:
Class A common stock, voting, authorized 5,000,000 shares of $.01 par value; issued and outstanding 1,264,246 and 1,263,371 shares at March 31, 2003 and 2002, respectively	12,642	12,634
Additional paid-in capital	65,381,476	65,304,884
Notes receivable from stockholders	(336,681)	(865,940)
Accumulated deficit	(114,158,563)	(131,937,811)
Accumulated other comprehensive loss	(418,631)	(604,567)

Total stockholders’ deficit	(49,519,757)	(68,090,800)

Total liabilities and stockholders’ deficit	$210,379,017	$185,032,694

See notes to consolidated financial statements.

NBC Acquisition Corp.

consolidated statements of operations

	Year ended March 31,

	2003	2002	2001

Revenues, net of returns	$370,509,849	$338,916,409	$301,668,853
Costs of sales	224,488,201	206,975,716	187,098,970

Gross profit	146,021,648	131,940,693	114,569,883
Operating expenses:
Selling, general and administrative	90,390,858	84,870,828	74,100,242
Depreciation	2,987,947	3,087,234	2,956,135
Amortization	644,053	504,468	10,445,766

Total operating expenses	94,022,858	88,462,530	87,502,143

Income from operations	51,998,790	43,478,163	27,067,740
Other expenses (income):
Interest expense	22,192,314	24,408,403	24,008,120
Interest income	(360,448)	(399,573)	(615,430)
Loss on derivative financial instruments	155,831	360,445	—

Total other expenses (income), net	21,987,697	24,369,275	23,392,690

Income before income taxes	30,011,093	19,108,888	3,675,050
Income tax expense	12,231,845	7,953,584	3,406,972

Net income	$17,779,248	$11,155,304	$268,078

Earnings per share:
Basic	$14.07	$8.83	$0.21

Diluted	$13.88	$8.83	$0.21

See notes to consolidated financial statements.

NBC Acquisition Corp.

consolidated statements of stockholders’ deficit

			Notes		Accumulated
		Additional	Receivable		Other
	Common	Paid-in	From	Accumulated	Comprehensive		Comprehensive
	Stock	Capital	Stockholders	Deficit	Loss	Total	Income

Balance, April 1, 2000	$12,485	$64,525,477	$(660,910)	$(143,361,193)	$—	$(79,484,141)	$—
Issuance of Class A common stock	122	641,917	—	—	—	642,039	—
Interest accrued on stockholder notes	—	—	(36,261)	—	—	(36,261)	—
Net income	—	—	—	268,078	—	268,078	268,078

Balance, March 31, 2001	12,607	65,167,394	(697,171)	(143,093,115)	—	(78,610,285)	$268,078

Issuance of Class A common stock	27	137,490	(123,765)	—	—	13,752	$—
Interest accrued on stockholder notes	—	—	(45,004)	—	—	(45,004)	—
Net income	—	—	—	11,155,304	—	11,155,304	11,155,304
Other comprehensive loss, net of taxes:
Cumulative effect of adoption of SFAS No. 133, net of
taxes of $401,760	—	—	—	—	(602,640)	(602,640)	(602,640)
Unrealized losses on interest rate swap agreements, net of taxes of $1,285	—	—	—	—	(1,927)	(1,927)	(1,927)

Balance, March 31, 2002	12,634	65,304,884	(865,940)	(131,937,811)	(604,567)	(68,090,800)	$10,550,737

Issuance of Class A common stock upon exercise of stock options	8	52,592	—	—	—	52,600	$—
Deferred tax benefit associated with exercise of stock options	—	24,000	—	—	—	24,000	—
Payment on stockholder notes	—	—	552,089	—	—	552,089	—
Interest accrued on stockholder notes	—	—	(22,830)	—	—	(22,830)	—
Net income	—	—	—	17,779,248	—	17,779,248	17,779,248
Other comprehensive income, net of taxes:
Unrealized gains on interest rate swap agreements, net of taxes of $146,900	—	—	—	—	185,936	185,936	185,936

Balance, March 31, 2003	$12,642	$65,381,476	$(336,681)	$(114,158,563)	$(418,631)	$(49,519,757)	$17,965,184

See notes to consolidated financial statements.

NBC Acquisition Corp.

consolidated statements of cash flows

	Year ended March 31,

	2003	2002	2001

Cash flows from operating activities:
Net income	$17,779,248	$11,155,304	$268,078
Adjustments to reconcile net income to net cash flows from operating activities:
Provision for losses on accounts receivable	451,578	1,629,704	434,070
Depreciation	2,987,947	3,087,234	2,956,135
Amortization	2,263,213	2,463,756	12,139,902
Original issue debt discount amortization	6,661,206	6,893,299	6,195,595
Noncash interest (income) expense from derivative financial instruments	(249,310)	250,340	—
(Gain) loss on derivative financial instruments	(190,583)	360,445	—
(Gain) loss on disposal of assets	35,428	(482,810)	59,627
Reduction of income taxes paid due to employee exercise of stock options	24,000	—	—
Deferred income taxes	1,269,000	(500,000)	(1,351,000)
Changes in operating assets and liabilities, net of effect of acquisitions/disposals:
Receivables	(175,488)	309,193	(7,618,872)
Inventories	2,061,981	(6,554,490)	354,360
Recoverable income taxes	—	706,408	(706,408)
Prepaid expenses and other assets	(335,844)	(94,740)	23,602
Other assets	(346,736)	(683,573)	(85,526)
Accounts payable	3,927,555	3,436,113	(4,497,902)
Accrued employee compensation and benefits	1,731,811	2,398,129	211,662
Accrued interest	958,573	80,556	117,419
Accrued incentives	1,923,255	2,613,734	856,541
Accrued expenses	16,875	96,188	271,867
Income taxes payable	(3,594,507)	3,684,439	(553,893)
Deferred revenue	105,440	153,808	(273,269)
Other long-term liabilities	26,971	34,883	36,739

Net cash flows from operating activities	37,331,613	31,037,920	8,838,727
Cash flows from investing activities:
Purchases of property and equipment	(3,707,733)	(2,276,892)	(1,759,010)
Bookstore acquisitions, net of cash acquired	(1,389,338)	(6,109,599)	(2,975,332)
Proceeds from sale of bookstores	—	1,139,400	—
Proceeds from sale of property and equipment and other	19,643	49,487	144,834
Software development costs	(249,644)	(418,463)	(403,996)

Net cash flows from investing activities	(5,327,072)	(7,616,067)	(4,993,504)
Cash flows from financing activities:
Payment of financing costs	(32,446)	—	—
Principal payments on long-term debt	(4,476,155)	(16,308,445)	(4,456,324)
Principal payments on capital lease obligations	(114,524)	(117,388)	(72,320)
Proceeds from issuance of common stock	52,600	13,752	642,039
Proceeds from payment on notes receivable from stockholders	552,089	—	—

Net cash flows from financing activities	(4,018,436)	(16,412,081)	(3,886,605)

Net increase (decrease) in cash and cash equivalents	27,986,105	7,009,772	(41,382)
Cash and cash equivalents, beginning of year	11,419,277	4,409,505	4,450,887

Cash and cash equivalents, end of year	$39,405,382	$11,419,277	$4,409,505

Supplemental disclosures of cash flows information:
Cash paid during the year for:
Interest	$13,549,099	$15,224,920	$16,000,970
Income taxes	14,533,352	4,062,737	6,018,273
Noncash investing and financing activities:
Notes receivable from shareholders recorded upon issuance of common stock	$—	$123,765	$—
Property acquired through capital lease	381,509	2,228,972	—
Accumulated other comprehensive income (loss):
Cumulative effect of adoption of SFAS No. 133, net of income taxes	—	(602,640)	—
Unrealized gains (losses) on interest rate swap agreements, net of income taxes	185,936	(1,927)	—
Deferred taxes resulting from accumulated other comprehensive income (loss)	146,900	(403,045)	—

See notes to consolidated financial statements.

NBC Acquisition Corp. notes to consolidated financial statements

A. Nature of operations

NBC Acquisition Corp. (the “Company”) was formed for the purpose of acquiring all of the outstanding capital stock of Nebraska Book Company, Inc. (“NBC”), effective September 1, 1995. The Company did not have substantive operations prior to the acquisition of NBC. The purchase price of NBC was $106.0 million, which was funded primarily through the issuance of long-term debt. The acquisition was accounted for by the purchase method of accounting and resulted in excess of cost over fair value of net assets acquired (“goodwill”) of approximately $26.9 million.

The Company does not conduct significant activities apart from its investment in NBC. Operational matters discussed in this report, including the acquisition of college bookstores and other related businesses, refer to operations of NBC. References to “the Company” and “NBC” are used interchangeably when discussing such operational matters. NBC participates in the college bookstore industry primarily by providing used textbooks to college bookstore operators, by operating its own college bookstores, by providing distance education products and services, and by providing proprietary college bookstore information systems and consulting services.

On February 13, 1998, the Company consummated a Merger Agreement among a newly created corporation controlled and owned by affiliates of Haas Wheat & Partners, L.P. (“HWP”), the Company and certain shareholders of the Company pursuant to which the Company’s outstanding debt and stock were restructured (the “Recapitalization”). As the new investor did not acquire substantially all of the common stock of the Company, a new basis of accounting was not established in connection with the Recapitalization, resulting in a negative charge to retained earnings of approximately $134.8 million. The Company and NBC obtained approximately $215.0 million in new debt financing in conjunction with the Recapitalization and capitalized debt issue costs of approximately $14.9 million associated with such new debt financing.

On August 2, 2002, HWH Capital Partners, L.P. and HWH Cornhusker Partners, L.P., affiliates of HWP, along with certain other stockholders of the Company (collectively with HWP, the “Sellers”), sold approximately 33% of the issued and outstanding shares of the Company to certain funds affiliated with Weston Presidio (Weston Presidio Capital III, L.P., Weston Presidio Capital IV, L.P., WPC Entrepreneur Fund, L.P., and WPC Entrepreneur Fund II, L.P., collectively the “Weston Presidio Funds”). HWP retained a controlling interest in the Company after the sale. This sale is referred to as the “Weston Presidio Transaction”. Under the terms of a buy-sell agreement entered into in connection with this sale, Weston Presidio may require that the Sellers repurchase Weston Presidio’s shares of the Company at a price as defined in the buy-sell agreement, unless a majority of the Sellers elects, in the alternative, to sell to Weston Presidio their remaining shares of the Company at a price as defined in the buy-sell agreement.

B. Summary of significant accounting policies

The significant accounting policies of the Company and its subsidiary are as follows:

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and NBC. All significant intercompany accounts and transactions are eliminated in consolidation.

Effective July 1, 2002, NBC’s distance learning division was separately incorporated under the laws of the State of Delaware as Specialty Books, Inc., a wholly-owned subsidiary of NBC.

Revenue Recognition: The Company recognizes revenue from product sales at the time of shipment. The Company has established a program which, under certain conditions, enables its customers to return product. The effect of this program is estimated utilizing actual historical return experience and amounts are adjusted accordingly. The Company recognizes revenues from the licensing of its software products upon delivery or installation if the Company is contractually obligated to install the software.

Shipping and Handling Fees and Costs: Amounts billed to a customer for shipping and handling have been classified as revenues in the consolidated statements of operations and approximated $5.4 million, $4.4 million, and $2.9 million for the years ended March 31, 2003, 2002, and 2001, respectively. Shipping and handling costs are included in operating expenses in the consolidated statements of operations and approximated $9.0 million, $8.0 million, and $6.8 million for the years ended March 31, 2003, 2002, and 2001, respectively.

Advertising: Advertising costs are expensed as incurred and approximated $3.2 million, $2.7 million, and $2.2 million for the years ended March 31, 2003, 2002, and 2001, respectively.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and in the bank as well as short-term investments with maturities of three months or less when purchased.

Inventories: Inventories are stated at the lower of cost or market. Inventories for the Textbook Division are determined on the weighted-average cost method. The Company’s Bookstore Division values new textbook and non-textbook inventories using the retail inventory method (first-in, first-out cost basis). Other inventories are determined on the first-in, first-out cost method.

Property and Equipment: Property and equipment are stated at cost. Depreciation is determined using a combination of the straight-line and accelerated methods. The majority of property and equipment have useful lives of five to seven years, with the exception of buildings which are depreciated over 39 years.

Software Development Costs: The Company’s primary activities regarding the internal development of software revolve around its proprietary college bookstore information system (PRISM), which is utilized by the Company’s Bookstore Division and also marketed to the general public. As the PRISM software developed internally is intended for both internal use and sale to external customers, the Company adheres to the guidance in Statement of Financial

Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed as required by Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

Development costs included in the research and development of new software products and enhancements to existing software products associated with the Company’s proprietary college bookstore information systems are expensed as incurred until technological feasibility has been established. After technological feasibility is established, additional development costs are capitalized and amortized over the lesser of five years or the economic life of the related product. Recoverability of such capitalized costs is evaluated based upon estimates of future undiscounted cash flows. Capitalized software costs approximated $1.1 million and $1.2 million at March 31, 2003 and 2002, respectively. Certain functionalities have been completed and released to the general public. Amortization of the capitalized costs associated with such functionalities totaled $0.4 million, $0.3 million, and $0.1 million for the fiscal years ended March 31, 2003, 2002, and 2001, respectively.

Goodwill and Other Identifiable Intangible Assets: Goodwill and other identifiable intangible assets were acquired through the acquisition of 100% of the stock of NBC effective September 1, 1995, and the acquisition of various bookstore operations and other businesses. Goodwill and intangible assets with indefinite useful lives are not amortized but rather tested at least annually for impairment. The test for impairment of goodwill is a two-step process that identifies potential impairment and then measures the amount of such impairment to be recorded in the consolidated financial statements. The test for impairment of intangible assets with indefinite useful lives consists of comparing the fair value of the intangible asset with its carrying amount, recognizing any excess carrying value as an impairment loss. Intangible assets with finite useful lives continue to be amortized on a straight-line basis over useful lives of 2-3 years. There were no impairment losses recognized during fiscal 2003.

Debt Issue Costs: The costs related to the issuance of debt are capitalized and amortized to interest expense on a straight-line basis over the lives of the related debt. Accumulated amortization of such costs as of March 31, 2003 and 2002 was approximately $8.8 million and $7.2 million, respectively.

In April, 2002 the Financial Accounting Standards Board issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections. In part, this standard rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of income taxes. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002. The Company early-adopted this standard in fiscal 2002, recording the write-off of approximately $0.3 million in unamortized debt issue costs related to the $10.0 million optional prepayment of Tranche A and Tranche B Loans as additional amortization expense.

Derivative Financial Instruments: Interest rate swap agreements are utilized by the Company to reduce exposure to fluctuations in the interest rates on NBC’s variable rate debt. Such agreements are recorded in the consolidated balance sheet at fair value. Changes in the fair value of the agreements are recorded in earnings or other comprehensive income (loss), based on whether the agreements are designated as part of the hedge transaction and whether the agreements are effective in offsetting the change in the value of the interest payments attributable to NBC’s variable rate debt.

Fair Value of Financial Instruments: The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, and accounts payable approximate fair value as of March 31, 2003 and 2002, because of the relatively short maturity of these instruments. The fair value of long-term debt, including the current maturities, was approximately $215.6 million and $200.6 million as of March 31, 2003 and 2002, respectively, as determined primarily by quoted market values. The fair value of the interest rate swap agreements (see note I) approximated $(0.8) million and $(1.6) million as of March 31, 2003 and 2002 using quotes from brokers and represents the Company’s loss on settlement if the existing agreements had been settled on that date.

Stock Based Compensation: The Company accounts for its stock-based compensation under provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations utilizing the intrinsic value method. Certain information regarding stock-based compensation is presented in the following tabular format:

	Fiscal year ended March 31,

	2003	2002	2001

Net income, as reported	$17,779,248	$11,155,304	$268,078
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(92,382)	(51,344)	(72,835)

Pro forma net income	$17,686,866	$11,103,960	$195,243

Earnings per share:
Basic—as reported	$14.07	$8.83	$0.21
Basic—pro forma	14.00	8.79	0.15
Diluted—as reported	13.88	8.83	0.21
Diluted—pro forma	13.70	8.79	0.15

Income Taxes: The Company provides for deferred income taxes based upon temporary differences between financial statement and income tax bases of assets and liabilities, and tax rates in effect for periods in which such temporary differences are estimated to reverse.

Earnings Per Share: Basic earnings per share data are based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share data are based on the weighted-average number of common shares outstanding and the dilutive effect of potential common shares including stock options and warrants.

Comprehensive Income (Loss): Comprehensive income (loss) includes net income (loss) and other comprehensive income (losses). For the years ended March 31, 2003, 2002, and 2001, other comprehensive income (losses) consisted of the cumulative effect of adoption of SFAS No. 133 and unrealized gains (losses) on interest rate swap agreements, net of taxes.

Accounting Standards Not Yet Adopted: In January, 2003 the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. The adoption of the consolidation requirements attributable to existing entities in fiscal 2004 is not expected to have a significant impact on the Company’s consolidated financial statements. In June, 2001 the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. This standard addresses financial accounting and reporting for obligations related to the retirement of tangible long-lived assets and the related asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect its adoption of this standard in fiscal 2004 to have a significant impact on the consolidated financial statements. In May, 2003 the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This standard improves the accounting for certain financial instruments that issuers previously accounted for as equity, requiring such instruments to be classified as liabilities in certain situations. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and for interim periods beginning after June 15, 2003. The Company does not expect its adoption of this standard in fiscal 2004 to have a significant impact on its consolidated financial statements.

C. Receivables

Receivables are summarized as follows:

	March 31,

	2003	2002

Trade receivables, less allowance for doubtful accounts of $442,942 and $429,803 at March 31, 2003 and 2002, respectively	$13,792,759	$15,096,134
Receivables from book publishers for returns	10,351,717	9,333,134
Advances for book buy-backs	2,294,455	2,162,439
Computer finance agreements, current portion	445,393	352,286
Related party receivables, less allowance for doubtful accounts of $1.0 million at March 31, 2002	348,386	337,561
Other	1,852,619	2,102,695

	$29,085,329	$29,384,249

Trade receivables include the effect of estimated product returns. The amount of estimated product returns at March 31, 2003 and 2002 was approximately $6.0 million.

D. Inventories

Inventories are summarized as follows:

	March 31,

	2003	2002

Textbook Division	$28,908,121	$30,256,654
Bookstore Division	31,986,260	32,447,083
Complementary Services Division	7,420,971	7,204,677

	$68,315,352	$69,908,414

Textbook Division inventories include the effect of estimated product returns. The amount of estimated product returns at March 31, 2003 and 2002 was approximately $2.7 million.

General and administrative costs associated with the storage and handling of inventory totaled approximately $7.4 million and $6.5 million for the years ended March 31, 2003 and 2002, respectively, of which approximately $2.1 million and $1.9 million was capitalized into inventory at March 31, 2003 and 2002, respectively.

E. Property and equipment

A summary of the cost of property and equipment follows:

	March 31,

	2003	2002

Land	$2,408,999	$2,408,999
Buildings and improvements	17,394,396	17,002,181
Leasehold improvements	7,134,396	6,526,231
Furniture and fixtures	7,060,829	5,361,476
Information systems	11,514,821	10,786,038
Automobiles and trucks	337,957	321,476
Machinery	564,468	450,510
Projects in process	483,246	204,521

	46,899,112	43,061,432
Less: accumulated depreciation & amortization	(19,232,742)	(16,582,517)

	$27,666,370	$26,478,915

F. Goodwill and other identifiable intangibles

On July 20, 2001, the Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Other Intangible Assets. This statement addresses how goodwill and other intangible assets should be accounted for in the financial statements upon acquisition and subsequent thereto.

During the fiscal year ended March 31, 2003, NBC acquired four college bookstore locations in three separate transactions, none of which was material to the Company’s consolidated financial statements. In June of 2002, NBC acquired certain assets of a privately owned bookstore serving the University of Northern Colorado. In November of 2002, NBC acquired certain assets of two privately owned bookstore locations serving Western Kentucky University. In March of 2003, NBC acquired certain assets of a privately owned bookstore serving Stephen F. Austin University. The total purchase price, net of cash acquired, of such acquisitions was approximately $1.4 million, of which approximately $0.1 million was assigned to covenants not to compete with amortization periods of three years and approximately $0.7 million was assigned to tax-deductible goodwill.

The changes in the carrying amount of goodwill for the years ended March 31, 2003 and 2002 are as follows:

	Year ended
	March 31,

	2003	2002

Balance, beginning of year	$29,791,335	$26,659,797
Goodwill acquired during the year	681,488	3,327,249
Goodwill included in gain on disposal of assets	—	(195,711)

Balance, end of year	$30,472,823	$29,791,335

The following table presents certain financial information assuming that amortization expense associated with goodwill was excluded for all periods presented:

	Year ended
	March 31,

	2003	2002	2001

Net income:
Net income, as reported	$17,779,248	$11,155,304	$268,078
Add: goodwill amortization	—	—	10,169,697
Deduct: tax benefit of goodwill amortization	—	—	(2,364,766)

Net income, as adjusted	$17,779,248	$11,155,304	$8,073,009

Basic earnings per share:
Basic earnings per share, as reported	$14.07	$8.83	$0.21
Add: goodwill amortization	—	—	8.07
Deduct: tax benefit of goodwill amortization	—	—	(1.88)

Basic earnings per share, as adjusted	$14.07	$8.83	$6.40

Diluted Earnings Per Share:
Diluted earnings per share, as reported	$13.88	$8.83	$0.21
Add: goodwill amortization	—	—	8.05
Deduct: tax benefit of goodwill amortization	—	—	(1.87)

Diluted earnings per share, as adjusted	$13.88	$8.83	$6.39

The following table presents the total carrying amount of goodwill, by reportable segment, as of March 31, 2003 and 2002, respectively. Goodwill assigned to corporate administration represents the carrying value of goodwill arising from the Company’s acquisition of NBC on September 1, 1995. As is the case with a portion of the Company’s assets, such goodwill is not allocated between the Company’s segments when management makes operating decisions and assesses performance. Such goodwill is allocated to the Company’s reporting units for purposes of testing goodwill for impairment and calculating any gain or loss on the disposal of all or a portion of a reporting unit.

	March 31,

	2003	2002

Bookstore Division	$13,702,249	$13,020,761
Complementary Services Division	—	—

Total for reportable segments	13,702,249	13,020,761

Corporate administration	16,770,574	16,770,574

Total goodwill	$30,472,823	$29,791,335

Identifiable intangible assets, net of amortization expense of approximately $0.3 million and $0.2 million as of March 31, 2003 and 2002, respectively, were not material.

G. Long-term debt

On February 13, 1998, the Company obtained new financing as part of the Recapitalization (See Note A). The new financing included a bank-administered senior credit facility (the “Senior Credit Facility”) provided to NBC through a syndicate of investors. The facility is comprised of a

$27.5 million term loan (the “Tranche A Loan”), a $32.5 million term loan (the “Tranche B Loan”) and a $50.0 million revolving credit facility (the “Revolving Credit Facility”).

The Revolving Credit Facility expires on March 31, 2004. Availability under the Revolving Credit Facility is determined by the calculation of a borrowing base, which at any time is equal to a percentage of eligible accounts receivable and inventory, up to a maximum of $50.0 million. The calculated borrowing base at March 31, 2003 was approximately $41.0 million. The Revolving Credit Facility was unused at March 31, 2003.

The interest rate on the Senior Credit Facility is prime plus an applicable margin of up to 1.50% or, on Eurodollar borrowings, the Eurodollar rate plus an applicable margin of up to 2.50%. Additionally, there is a 0.3% commitment fee for the average daily unused amount of the Revolving Credit Facility. The average borrowings under the Revolving Credit Facility for the years ended March 31, 2003 and 2002 were approximately $9.8 million and $14.0 million at an average rate of 5.5% and 7.8%, respectively.

The Senior Credit Facility is collateralized by substantially all of the Company’s assets. The Senior Credit Facility also stipulates that excess cash flows as defined in the credit agreement dated February 13, 1998 (the “Credit Agreement”), as amended, shall be applied initially towards prepayment of the term loans and then utilized to permanently reduce commitments under the Revolving Credit Facility. An optional prepayment of $10.0 million was made on March 29, 2002 and applied towards the Tranche A Loan and Tranche B Loan in accordance with the Credit Agreement. There is also an excess cash flow payment obligation at March 31, 2003 of approximately $14.7 million that is included in the current portion of long-term debt and is due and payable on September 29, 2003.

Additional funding of the Recapitalization included the proceeds of the issuance by NBC of $110.0 million face amount of 8.75% senior subordinated notes due 2008 (the “Senior Subordinated Notes”) and the issuance by the Company of $76.0 million face amount of 10.75% senior discount debentures due 2009 (the “Senior Discount Debentures”). The Senior Discount Debentures were issued at a discount of approximately $31.0 million and accreted in value at the rate of 10.75% compounded semi-annually through February 15, 2003, with semi-annual interest payments commencing August 15, 2003.

Borrowings consist of the following:

	March 31,

	2003	2002

Tranche A Loan, due March 31, 2004, quarterly principal payments, plus interest at a floating rate based on Eurodollar rate plus applicable margin % (2.76% and 4.24% at March 31, 2003 and 2002, respectively)	$6,642,873	$11,095,713
Tranche B Loan, due March 31, 2006, quarterly principal payments, plus interest at a floating rate based on Eurodollar rate plus applicable margin % (3.76% and 4.49% at March 31, 2003 and 2002, respectively)	23,804,287	23,804,287
Senior subordinated notes, unsecured, due February 15, 2008, semi-annual interest payments at a fixed rate of 8.75%	110,000,000	110,000,000

	March 31,

	2003	2002

Senior discount debentures, unsecured, maturing February 15, 2009, semi-annual interest payments at a rate of 10.75%, commencing August 15, 2003, net of a discount of $6,661,206 at March 31, 2002	76,000,000	69,338,794
Mortgage note payable with an insurance company assumed with the acquisition of a bookstore facility, due December 1, 2013, monthly payments of $6,446 including interest at 10.75%	489,830	513,145

	216,936,990	214,751,939

Less current maturities	(19,181,277)	(4,476,156)

	$197,755,713	$210,275,783

The Senior Credit Facility requires the Company to maintain certain financial ratios and contains a number of other covenants that among other things, restrict the ability to incur additional indebtedness, dispose of assets, make capital expenditures, make loans or advances and pay dividends, except that, among other things, NBC may pay dividends to the Company (i) on or after August 15, 2003 in an amount not to exceed the amount of interest required to be paid on the Senior Discount Debentures and (ii) to pay corporate overhead expenses not to exceed $250,000 per year and any taxes owed by the Company.

The indenture governing the Senior Discount Debentures restricts the ability of the Company and its Restricted Subsidiaries (as defined in the indenture) to pay dividends or make other Restricted Payments (as defined in the indenture) to their respective stockholders, subject to certain exceptions, unless certain conditions are met, including that (i) no default under the indenture shall have occurred and be continuing, (ii) the Company shall be permitted by the indenture to incur additional indebtedness and (iii) the amount of the dividend or payment may not exceed a certain amount based on, among other things, the Company’s consolidated net income. The indenture governing the Senior Subordinated Notes contains similar restrictions on the ability of NBC and its Restricted Subsidiaries (as defined in the indenture) to pay dividends or make other Restricted Payments (as defined in the indenture) to their respective stockholders.

At March 31, 2003, the aggregate maturities of long-term debt for the next five years were as follows:

Fiscal year

2004	$19,181,277
2005	3,792,826
2006	7,560,033
2007	35,774
2008	110,039,816

H. Leases and other commitments

In conjunction with two bookstores acquired in June of 2001 and one bookstore acquired in March of 2003, NBC entered into bookstore facility leases that qualified as capital leases. Such leases expire at various dates through fiscal 2013 and contain options to renew for periods of up to ten years. Capitalized leased property included in property and equipment was approximately $2.2 million at March 31, 2003, net of accumulated depreciation.

The Company leases bookstore facilities and data processing equipment under noncancelable operating leases expiring at various dates through fiscal 2015, many of which contain options to renew for periods of up to ten years. Certain of the leases are based on a percentage of sales, ranging from 3.0% to 10.0%.

Future minimum capital lease payments and aggregate minimum lease payments under noncancelable operating leases for the years ending March 31 are as follows:

	Capital	Operating
Year	Leases	Leases

2004	$398,225	$7,951,000
2005	424,791	6,788,000
2006	454,947	6,029,000
2007	477,392	4,954,000
2008	480,895	3,608,000
Thereafter	1,629,495	7,188,000

Total minimum lease payments	3,865,745	$36,518,000

Amount representing interest at 11.5%	(1,435,459)

Present value of minimum lease payments	2,430,286
Obligations due within one year	(124,703)

Long-term obligations	$2,305,583

Total rent expense for the years ended March 31, 2003, 2002, and 2001 was approximately $11.5 million, $10.6 million, and $9.6 million, respectively. Percentage rent expense for the years ended March 31, 2003, 2002, and 2001 was approximately $3.0 million, $2.5 million, and $2.0 million, respectively.

I. Derivative financial instruments

The Financial Accounting Standards Board has issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This standard requires that all derivative instruments be recorded in the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income (loss), based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. The Company utilizes derivative financial instruments primarily to manage the risk that changes in interest rates will affect the amount of its future interest payments on the Tranche A and Tranche B Loans and adopted SFAS No. 133 effective April 1, 2001.

The Company’s primary market risk exposure is, and is expected to continue to be, fluctuation in Eurodollar interest rates. Of the $219.4 million in total indebtedness outstanding at March 31, 2003, $30.5 million is subject to fluctuations in the Eurodollar interest rate. As provided in NBC’s Senior Credit Facility, exposure to interest rate fluctuations is managed by maintaining fixed interest rate debt (primarily the Senior Subordinated Notes and Senior

Discount Debentures) and by entering into interest rate swap agreements that qualify as cash flow hedging instruments to convert certain variable rate debt into fixed rate debt. NBC has separate five-year amortizing interest rate swap agreements with two financial institutions whereby NBC’s variable rate Tranche A and Tranche B Loans have been converted into debt with a fixed rate of 5.815% plus an applicable margin (as defined in the Credit Agreement). Such agreements terminate on July 31, 2003. Notional amounts under the agreements are reduced periodically by amounts equal to the originally-scheduled principal payments on the Tranche A and Tranche B Loans. NBC is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. NBC anticipates the counterparties will be able to fully satisfy their obligations under the agreements. General information regarding the Company’s exposure to fluctuations in Eurodollar interest rates is presented in the following table:

	March 31,

	2003	2002

Total indebtedness outstanding	$219,367,276	$216,915,240
Indebtedness subject to Eurodollar fluctuations	30,447,160	34,900,000
Notional amounts under swap agreements	38,100,000	44,900,000

The interest rate swap agreements qualify as cash flow hedge instruments if the following criteria are met:

(1)	Formal documentation of the hedging relationship and NBC’s risk management objective and strategy for undertaking the hedge occur at the inception of the agreements.

(2)	The interest rate swap agreements are expected to be highly effective in offsetting the change in the value of the interest payments attributable to NBC’s Tranche A and Tranche B Loans.

NBC estimates the effectiveness of the interest rate swap agreements utilizing the hypothetical derivative method. Under this method, the fair value of the actual interest rate swap agreements is compared to the fair value of hypothetical swap agreements that have the same critical terms as the Tranche A and Tranche B Loans, including notional amounts and repricing dates. To the extent that the agreements are not considered to be highly effective in offsetting the change in the value of the interest payments being hedged, the fair value relating to the ineffective portion of such agreements and any subsequent changes in such fair value are immediately recognized in earnings as “gain or loss on derivative financial instruments”. To the extent that the agreements are considered highly effective but not completely effective in offsetting the change in the value of the interest payments being hedged, any changes in fair value relating to the ineffective portion of such agreements are immediately recognized in earnings as interest expense.

Under hedge accounting, the interest rate swap agreements are reflected at fair value in the Company’s consolidated balance sheets (as “accounts payable” in fiscal 2003 and “other long-term liabilities” in fiscal 2002) and the related gains or losses on these agreements are generally recorded in stockholders’ deficit, net of applicable income taxes (as “accumulated other comprehensive loss”). The gains or losses recorded in accumulated other comprehensive loss are reclassified into earnings as an adjustment to interest expense in the same periods in which the related interest payments being hedged are recognized in earnings. The net effect of this accounting on the Company’s consolidated results of operations is that interest expense on the Tranche A and Tranche B Loans is generally being recorded based on fixed interest rates. The fair value of the interest rate swap agreements reflected as a liability at March 31, 2003 and 2002 totaled $0.8 million and $1.6 million, respectively.

The initial adoption of SFAS No. 133 on April 1, 2001 resulted in a $1.0 million increase in other long-term liabilities, $0.4 million increase in noncurrent deferred income tax assets, and $0.6 million increase in accumulated other comprehensive loss to recognize the fair value of the interest rate swap agreements, net of income taxes, as the cumulative effect of a change in accounting principle.

As a result of a $10.0 million optional prepayment of Tranche A and Tranche B Loans on March 29, 2002, notional amounts under the interest rate swap agreements no longer correlate with remaining principal balances due under the Tranche A and Tranche B Loans. The difference between the notional amounts under the interest rate swap agreements and the remaining principal balances due under the Tranche A and Tranche B Loans represents the portion of the agreements that no longer qualify for hedge accounting. The fair value of the interest rate swap agreements on March 29, 2002 was allocated between the portion of the agreements that no longer qualify for hedge accounting and the portion of the agreements that were redesignated as hedging instruments on the remaining amounts due under the Tranche A and Tranche B Loans. The fair value allocated to the portion of the interest rate swap agreements that no longer qualify for hedge accounting was immediately recognized in the Company’s consolidated results of operations as a loss on derivative financial instruments and totaled approximately $0.4 million. Changes in the fair value of this portion of the interest rate swap agreements, along with the proportionate share of actual net cash settlements attributable to this portion of the agreements, are also recognized as a gain (loss) on derivative financial instruments in the consolidated statements of operations and totaled $(0.2) million for the year ended March 31, 2003.

Information regarding the fair value of the portion of the interest rate swap agreements designated as hedging instruments is presented in the following table for the years ended March 31, 2003 and 2002:

	Year ended
	March 31,

	2003	2002

Year-to-date increase (decrease) in fair value of swap agreements designated as hedges	$582,146	$(253,552)
Year-to-date interest (income) expense recorded due to hedge ineffectiveness	(249,310)	250,340

Changes in the fair value of the interest rate swap agreements are reflected in the consolidated statements of cash flows as either “noncash interest expense from derivative financial instruments”, “gain or loss on derivative financial instruments”, or as noncash investing and financing activities.

J. Notes receivable from stockholders

Notes receivable from stockholders reflected as a component of stockholders’ deficit pertain to notes obtained from certain NBC executive officers in conjunction with certain issuances of the Company’s Class A Common Stock. Such notes mature on various dates from January, 2009 to January, 2010, are payable at maturity, and bear interest at 5.25%.

K. Income taxes

The provision (benefit) for income taxes consists of:

	Year ended March 31,

	2003	2002	2001

Current:
Federal	$8,801,085	$6,791,179	$3,811,112
State	2,161,760	1,662,405	946,860
Deferred	1,269,000	(500,000)	(1,351,000)

	$12,231,845	$7,953,584	$3,406,972

The following represents a reconciliation between the actual income tax expense and income taxes computed by applying the Federal income tax rate to income (loss) before income taxes:

	Year ended March 31,

	2003	2002	2001

Statutory rate	35.0%	35.0%	34.0%
State income tax effect	5.1	5.5	13.2
Amortization of goodwill	—	—	39.3
Change in estimate of income tax liabilities	0.3	0.5	3.0
Other	0.4	0.6	3.2

	40.8%	41.6%	92.7%

The components of the deferred tax assets consist of the following:

	March 31,

	2003	2002

Deferred income tax assets (liabilities), current:
Vacation accruals	$495,160	$532,816
Inventory	110,913	69,490
Allowance for doubtful accounts	168,141	542,753
Product returns	1,238,155	1,237,730
Incentive programs	1,991,821	1,312,059
Other	(142,258)	(137,523)

	3,861,932	3,557,325

Deferred income tax assets (liabilities), noncurrent:
Deferred compensation agreements	114,192	103,955
Goodwill amortization	692,739	1,843,312
Covenant not to compete	1,309,811	1,384,571
Fixed assets	(423,383)	—
Unrealized losses on derivatives	321,016	403,045

	2,014,375	3,734,883

	$5,876,307	$7,292,208

The non-current portion of deferred tax assets (liabilities) is classified in other assets (liabilities).

L. Retirement plan

The Company’s subsidiary participates in and sponsors a 401(k) compensation deferral plan. The plan covers substantially all employees. The plan provisions include employee contributions based on a percentage of compensation along with a sponsor base contribution in addition to a limited matching feature. The sponsor contributions for the years ended March 31, 2003, 2002, and 2001 were approximately $1.0 million, $0.9 million, and $0.8 million, respectively.

M. Deferred compensation

The Company has a non-qualified deferred compensation plan for selected employees. This plan allows participants to voluntarily elect to defer portions of their current compensation. The amounts can be distributed upon either death or voluntary/involuntary resignation or termination. Interest is accrued at the prime rate adjusted semi-annually on January 1 and July 1 and is compounded as of March 31. The liability for the deferred compensation is included in other long-term liabilities and approximated $0.3 million as of March 31, 2003 and 2002.

N. Stock-based compensation

The Company has two stock-based compensation plans established to provide for the granting of options to purchase Class A Common Stock. Details regarding each of the plans in effect are as follows:

1998 Performance Stock Option Plan—This plan provides for the granting of options to purchase 53,771 shares of the Company’s Class A Common Stock to selected members of senior management of the Company and its affiliates. All options granted were nonqualified stock options, although the plan also provides for incentive stock options. The Company granted a portion of the available options in fiscal years 2001-2003 upon the attainment of pre-established financial targets. Generally, twenty-five percent of the options granted became exercisable immediately upon granting, with the remaining options becoming exercisable in 25% increments over the subsequent three years on the anniversary of the date of grant. The options have an exercise price of not less than fair market value on the date the options are granted and expire ten years from the date of grant. At March 31, 2003, there were no options available for grant under the plan.

1998 Stock Option Plan—This plan provides for the granting of options to purchase 29,229 shares of the Company’s Class A Common Stock to selected employees, officers, and directors of the Company and its affiliates. All options granted were nonqualified stock options, although the plan also provides for incentive stock options. The Company granted such options at the discretion of a committee designated by the Board of Directors (the Committee). Generally, twenty-five percent of the options granted became exercisable immediately upon granting, with the remaining options becoming exercisable in 25% increments over the subsequent three years on the anniversary of the date of grant. Incentive stock options have an exercise price of not less than fair market value on the date the options are granted, while the Committee determines the exercise price for nonqualified options, which may be below fair market value, at the time of grant. All options expire ten years from the date of grant. At March 31, 2003, there were no options available for grant under the plan.

No compensation cost was recognized for the options granted to employees in fiscal 2003, 2002, and 2001 as the exercise price was greater than or equal to the estimated fair value (including a discount for the holder’s minority interest position and illiquidity of the Class A Common Stock) of the Company’s Class A Common Stock on the date of grant. In fiscal 2002, the estimated fair value was based upon an independent valuation of the Class A Common Stock performed during fiscal 2002.

A summary of the Company’s stock-based compensation activity related to stock options for each of the plans for the three years ended March 31, 2003 is as follows:

	Year Ended March 31,

	2003		2002		2001

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number	Price	Number	Price	Number	Price

1998 Performance Stock Option Plan:
Outstanding — beginning of year	40,771	$52.47	22,530	$52.47	9,530	$52.47
Granted	13,825	107.39	18,241	52.47	13,000	52.47
Expired/terminated	(825)	(76.80)	—	—	—	—
Exercised	(875)	(60.12)	—	—	—	—

Outstanding — end of year	52,896	$66.32	40,771	$52.47	22,530	$52.47

1998 Stock Option Plan:
Outstanding — beginning of year	27,094	$52.47	28,094	$52.47	24,694	$52.47
Granted	2,135	106.00	—	—	3,400	52.47
Expired/terminated	—	—	(1,000)	(52.47)	—	—
Exercised	—	—	—	—	—	—

Outstanding — end of year	29,229	$56.38	27,094	$52.47	28,094	$52.47

	1998 Performance		1998 Stock
	Stock Option Plan		Option Plan

		Weighted-		Weighted-
		Average		Average
		Remaining		Remaining
		Contractual		Contractual	Exercise
	Number	Life (Yrs)	Number	Life (Yrs)	Price

Outstanding — March 31, 2003:
Exercise price of $52.47	39,571	7.4	27,094	6.2	$52.47
Exercise price of $106	12,500	9.3	2,135	9.3	106.00
Exercise price of $129.30	825	9.8	—	—	129.30

Weighted-average	52,896	7.9	29,229	6.4

Exercisable — March 31, 2003:
Exercise price of $52.47	27,652	7.1	26,294	6.2	$52.47
Exercise price of $106	3,127	9.3	534	9.3	106.00
Exercise price of $129.30	206	9.8	—	—	129.30

Weighted-average	30,985	7.3	26,828	6.2

Outstanding as of March 31:
2002	40,771	8.4	27,094	7.2	$52.47
2001	22,530	8.7	28,094	8.2	52.47
Exercisable as of March 31:
2002	20,592	7.8	22,596	7.1	$52.47
2001	10,398	8.2	16,472	8.0	52.47

If the Company accounted for its stock-based compensation using the fair value method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, the weighted-average grant-date fair value of options granted under the 1998 Performance Stock Option Plan in fiscals 2003, 2002, and 2001 would have been $14.35, $2.83, and $7.37 per option, respectively. The weighted-average grant-date fair value of options granted under the 1998 Stock Option Plan in fiscals 2003 and 2001 would have been $14.51 and $7.68 per option, respectively. The fair value of options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended March 31,

	2003	2002	2001

Risk-free interest rate	3.68%	3.71%	6.26%
Dividend yield	—	—	—
Expected volatility	1.00%	1.00%	1.00%
Expected life (years)	4.0	1.5	3.0

O. Segment information

The Company’s operating segments are determined based on the way that management organizes the segments for making operating decisions and assessing performance. Management has organized the Company’s segments based upon differences in products and services provided. During the quarter ended June 30, 2003, the Distance Education Division surpassed the quantitative revenue threshold for a reportable segment. The segment information has been reclassified to reflect this change for all periods presented. The Company now has four reportable segments: Textbook Division, Bookstore Division, Distance Education Division, and Other Complementary Services Divisions. The Textbook Division segment consists primarily of selling used textbooks to college bookstores, buying them back from students or college bookstores at the end of each college semester and then reselling them to college bookstores. The Bookstore Division segment encompasses the operating activities of the Company’s 109 college bookstores as of March 31, 2003 located on or adjacent to college campuses. The Distance Education Division provides students with textbooks and materials for use in distance education courses, and is a provider of textbooks to nontraditional programs and students such as correspondence or corporate education students. Such services are provided by Specialty Books, Inc., a wholly-owned subsidiary of NBC. The Other Complementary Services Divisions segment includes CampusHub and other college bookstore-related services, such as computer hardware and software and a centralized buying service. CampusHub provides college bookstores with a way to sell in-store inventory and virtual brand name merchandise over the Internet utilizing technology originally developed by NBC.

The accounting policies of the Company’s segments are the same as those described in the summary of significant accounting policies in Note B. The Company primarily accounts for intersegment sales as if the sales were to third parties (at current market prices). Assets (excluding inventories and certain cash and cash equivalents, receivables, property and equipment, intangibles, and other assets), net interest expense and taxes are not allocated between the Company’s segments; instead, such balances are accounted for in a corporate administrative division.

The following table provides selected information about profit or loss and assets on a segment basis for the three years ended March 31, 2003.

				Other
			Distance	Complementary
	Textbook	Bookstore	Education	Services
	Division	Division	Division	Divisions	Total

Year ended March 31, 2003:
External customer revenues	$111,365,802	$216,026,871	$36,263,160	$6,854,016	$370,509,849
Intersegment revenues	21,440,901	916,262	—	887,680	23,244,843
Depreciation and amortization expense	671,628	2,141,544	114,915	531,372	3,459,459
Earnings before interest, taxes, depreciation and amortization (EBITDA)	33,915,223	26,992,497	1,844,166	196,927	62,948,813
Total assets	49,444,007	67,572,172	8,805,667	5,046,466	130,868,312
Year ended March 31, 2002:
External customer revenues	$101,596,353	$200,850,901	$28,232,663	$8,236,492	$338,916,409
Intersegment revenues	21,297,428	548,747	—	1,623,936	23,470,111
Depreciation and amortization expense	462,448	2,241,941	148,796	485,067	3,338,252
Earnings before interest, taxes, depreciation and amortization (EBITDA)	31,290,952	22,399,279	1,288,704	(592,369)	54,386,566
Total assets	51,431,071	67,387,725	8,645,899	5,074,998	132,539,693
Year ended March 31, 2001:
External customer revenues	$93,922,712	$182,479,980	$18,123,092	$7,143,069	$301,668,853
Intersegment revenues	19,084,092	376,020	—	1,381,290	20,841,402
Depreciation and amortization expense	509,541	9,577,941	115,578	1,373,793	11,576,853
Earnings before interest, taxes, depreciation and amortization (EBITDA)	27,534,524	18,636,044	(227,858)	301,106	46,243,816
Total assets	46,879,332	60,818,814	5,398,554	4,282,251	117,378,951

The following table reconciles segment information presented above with consolidated information as presented in the consolidated financial statements for the three years ended March 31, 2003.

	Year ended March 31,

	2003	2002	2001

Revenues:
Total for reportable segments	$393,754,692	$362,386,520	$322,510,255
Elimination of intersegment revenues	(23,244,843)	(23,470,111)	(20,841,402)

Consolidated total	$370,509,849	$338,916,409	$301,668,853

Depreciation and amortization expense:
Total for reportable segments	$3,459,459	$3,338,252	$11,576,853
Corporate administration	172,541	253,450	1,825,048

Consolidated total	$3,632,000	$3,591,702	$13,401,901

Income before income taxes:
Total EBITDA for reportable segments	$62,948,813	$54,386,566	$46,243,816
Corporate administrative costs	(7,318,023)	(7,316,701)	(5,774,175)

	55,630,790	47,069,865	40,469,641
Depreciation and amortization	(3,632,000)	(3,591,702)	(13,401,901)

Consolidated income from operations	51,998,790	43,478,163	27,067,740
Interest and other expense, net	(21,987,697)	(24,369,275)	(23,392,690)

Consolidated income before income taxes	$30,011,093	$19,108,888	$3,675,050

Total assets:
Total for reportable segments	$130,868,312	$132,539,693	$117,378,951
Assets not allocated to segments:
Cash and cash equivalents	34,276,049	6,798,602	1,170
Receivables	13,967,352	12,130,650	15,389,112
Recoverable income taxes	—	—	706,408
Deferred income taxes	3,861,932	3,557,325	1,862,166
Property and equipment, net	534,598	507,927	473,845
Goodwill	16,770,574	16,770,574	16,770,574
Debt issue costs, net	6,055,751	7,642,465	9,601,753
Other assets	3,241,143	4,591,241	5,115,312
Other	803,306	494,217	401,233

Consolidated total	$210,379,017	$185,032,694	$167,700,524

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. As the Company is highly-leveraged and as the Company’s equity is not publicly-traded, management believes that EBITDA is useful in measuring its liquidity and provides additional information for determining its ability to meet debt service requirements. The Senior Subordinated Notes, Senior Discount Debentures, and Senior Credit Facility also utilize EBITDA, as defined in those agreements, for certain financial covenants. EBITDA does not represent and should not be considered as an alternative to net cash flows from operating activities as determined by accounting principles generally accepted in the United States of America, and EBITDA does not necessarily indicate whether cash flows will be sufficient for cash requirements. Items excluded from EBITDA, such as interest, taxes, depreciation and amortization, are significant components in understanding and assessing the Company’s financial performance. EBITDA measures presented may not be comparable to similarly titled measures presented by other registrants.

The following presentation reconciles EBITDA with net cash flows from operating activities as presented in the Consolidated Statements of Cash Flows:

	Year ended March 31,

	2003	2002	2001

EBITDA	$55,630,790	$47,069,865	$40,469,641
Adjustments to reconcile EBITDA to net cash flows from operating activities:
Interest income	360,448	399,573	615,430
Provision for losses on accounts receivable	451,578	1,629,704	434,070
Cash paid for interest	(13,549,099)	(15,224,920)	(16,000,970)
Cash paid for income taxes	(14,533,352)	(4,062,737)	(6,018,273)
(Gain) loss on disposal of assets	35,428	(482,810)	59,627
Changes in operating assets and liabilities, net of effect of acquisitions/disposals (1)	8,935,820	1,709,245	(10,720,798)

Net cash flows from operating activities	$37,331,613	$31,037,920	$8,838,727

(1)	Changes in operating assets and liabilities, net of effect of acquisitions/disposals includes the changes in the balances of receivables, inventories, prepaid expenses and other assets, other assets, accounts payable, accrued employee compensation and benefits, accrued incentives, accrued expenses, deferred revenue, and other long-term liabilities.

The Company’s revenues are attributed to countries based on the location of the customer. Substantially all revenues generated are attributable to customers located within the United States.

P. Earnings per share

Basic earnings per share data are based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share data are based on the weighted-average number of common shares outstanding and the dilutive effect of potential common shares including stock options, if any. For the purpose of calculating basic and diluted earnings per share, weighted average common shares outstanding were as follows:

________________________________________________________________________________

	Year ended March 31,

	2003	2002	2001

Basic earnings per share:
Weighted-average common shares outstanding	1,263,457	1,263,256	1,260,314
Diluted earnings per share:
Weighted-average common shares outstanding	1,281,262	1,263,256	1,263,546
Incremental shares attributable to stock options	17,805	—	3,232
Stock options outstanding	82,125	67,865	50,624

Stock options outstanding at March 31, 2002 had no impact on diluted earnings per share as the exercise price of such options was greater than the average estimated fair value (including a discount for the holder’s minority interest position and illiquidity of the Class A Common Stock) of the Class A Common Stock underlying the options as of March 31, 2002. The estimated fair value as of March 31, 2002 was based upon an independent valuation of the Class A Common Stock performed during fiscal 2002.

Q. Related party transactions

In fiscal 2001, NBC entered into several agreements related to its WebPRISM and CampusHub E-commerce software capabilities with a newly created entity, TheCampusHub.com, Inc., which is partially owned by the Company’s majority owner. Such agreements included an equity option agreement, a management services agreement, and a technology sale and license agreement.

The equity option agreement provides NBC the opportunity to acquire 25% of the initial common shares outstanding of TheCampusHub.com, Inc. The option is being accounted for as a cost method investment in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The management services agreement, which was extended for one year and expires on May 10, 2004, reimburses NBC for certain direct costs incurred on behalf of TheCampusHub.com, Inc. Prior to its amendment as described below, the management service agreement also required TheCampusHub.com, Inc. to pay NBC $0.5 million per year for certain shared management and administrative support. Complementary Services Division revenue resulting from the management services agreement, including as amended, is recognized as the services are performed. The technology sale and license agreement provides for NBC to license its E-commerce software capabilities to TheCampusHub.com, Inc. Prior to its amendment as described below, the technology sale and license agreement required TheCampusHub.com, Inc to pay NBC $0.5 million per year over a period of three years. The technology sale and license agreement also provides TheCampusHub.com, Inc. with an option to purchase such software capabilities from NBC during that three year period and was extended for one year, expiring on May 10, 2004. The license fees were recognized as Complementary Services Division revenue over the term of the agreement. For the years ended March 31, 2003, 2002, and 2001, revenues attributable to the management services and technology sale and license agreements totaled $0.3 million, $1.0 million, and $0.9 million, respectively, and reimbursable direct costs incurred on behalf of TheCampusHub.com, Inc. totaled $0.6 million, $0.8 million, and $0.9 million, respectively.

Revenues attributable to the management services and technology sale and license agreements were recognized in fiscal 2002 under the anticipation that, if necessary, TheCampusHub.com, Inc. would make a capital call to its shareholders to provide the funding necessary to meet its obligations under the aforementioned agreements. TheCampusHub.com, Inc. reached break-even on a cash flow basis, excluding amounts under the management services and technology sale and license agreements, during fiscal 2002. While it remains a viable business and is funding its own operations, it was not generating sufficient excess cash flow to fund its obligations under the aforementioned agreements and the remaining capital available from its shareholders was reserved to fund strategic development opportunities and, if required, ongoing operations. As a result, on March 31, 2002 NBC established a reserve of approximately $1.0 million on net amounts due from TheCampusHub.com, Inc. and ultimately wrote-off approximately $1.0 million of net amounts due during fiscal 2003. Net amounts due from TheCampusHub.com, Inc. at March 31, 2003 and 2002 totaled $0.1 million and $0.2 million, respectively. Effective April 1, 2002, the management services and technology sale and license agreements were amended, eliminating the annual licensing fee and reducing the annual management services fee for certain shared management and administrative support to $0.3 million. NBC continues to benefit from its relationship with TheCampusHub.com, Inc., as the technology developed further enhances the product/service offering of NBC to its Textbook Division customers.

During fiscal 2003, NBC’s former Vice President of Administration and Secretary exercised vested options to purchase 750 shares of the Company’s Class A Common Stock under the 1998 Performance Stock Option Plan at an exercise price of $52.47 per share (“Founder’s Price”) and 125 shares of the Company’s Class A Common Stock under the 1998 Performance Stock Option Plan at an exercise price of $106 per share. This transaction, which did not involve any public offering, was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2). During fiscal 2002, the Company issued 2,621 shares of its Class A Common Stock to NBC’s Senior Vice President of the Bookstore Division at the Founder’s Price of $52.47 per share, in exchange for $13,752 in cash and a promissory note in the principal amount of $123,765 maturing January, 2009 and bearing interest at 5.25% per year. This transaction, which did not involve any public offering, was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2). During fiscal 2001, the Company issued 12,237 shares of its Class A Common Stock to certain NBC employees. This issuance was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(b) thereof and Rule 505 of Regulation D promulgated thereunder. Such shares were issued at the Founder’s Price of $52.47 per share, resulting in total proceeds of $642,039. Proceeds from these issuances were utilized for general operating activities.

NBC Acquisition Corp.

consolidated balance sheets
(unaudited)

	December 31,	March 31,	December 31,
	2003	2003	2002

Assets
Current Assets:
Cash and cash equivalents	$15,423,613	$39,405,382	$10,959,573
Receivables	58,657,326	29,085,329	56,410,263
Inventories	90,095,729	68,315,352	85,991,855
Recoverable income taxes	3,578,415	—	1,720,531
Deferred income taxes	5,429,743	3,861,932	4,416,325
Prepaid expenses and other assets	632,471	834,284	572,097

Total current assets	173,817,297	141,502,279	160,070,644
Property and equipment, net of depreciation & amortization	28,344,685	27,666,370	27,408,799
Goodwill	34,079,919	30,472,823	30,077,527
Identifiable intangibles, net of amortization	101,077	239,014	279,051
Debt issue costs, net of amortization	8,136,907	6,055,751	6,461,278
Other assets	3,644,716	4,442,780	5,031,855

	$248,124,601	$210,379,017	$229,329,154

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$24,088,228	$19,857,301	$22,656,852
Accrued employee compensation and benefits	7,364,052	10,642,713	6,950,991
Accrued interest	6,758,015	2,505,772	3,954,670
Accrued incentives	6,528,926	5,518,883	4,921,400
Accrued expenses	885,367	1,077,844	850,571
Income taxes payable	—	89,932	—
Deferred revenue	886,349	538,230	735,250
Current maturities of long-term debt	778,119	19,181,277	5,610,893
Current maturities of capital lease obligations	154,507	124,703	101,846
Revolving credit facility	—	—	25,900,000

Total current liabilities	47,443,563	59,536,655	71,682,473
Long-term debt, net of current maturities	260,692,511	197,755,713	211,674,919
Capital lease obligations, net of current maturities	2,184,125	2,305,583	1,979,327
Other long-term liabilities	313,130	300,823	1,540,068
Commitments (Note 5)
Stockholders’ deficit:
Class A common stock, voting, authorized 5,000,000 shares of $.01 par value; issued 1,304,451 shares at December 31, 2003; 1,264,246 and 1,263,371 shares issued and outstanding at March 31, 2003; and December 31, 2002, respectively	13,045	12,642	12,634
Additional paid-in capital	75,129,496	65,381,476	65,304,884
Notes receivable from stockholders	(141,487)	(336,681)	(351,028)
Accumulated deficit	(104,828,709)	(114,158,563)	(122,065,436)
Accumulated other comprehensive income (loss)	—	(418,631)	(448,687)

	(29,827,655)	(49,519,757)	(57,547,633)
Less: Treasury stock at cost, 116,795 shares at December 31, 2003	(32,681,073)	—	—

Total stockholders’ deficit	(62,508,728)	(49,519,757)	(57,547,633)

	$248,124,601	$210,379,017	$229,329,154

See notes to consolidated financial statements.

NBC Acquisition Corp.

consolidated statements of operations
(unaudited)

	Three months ended		Nine months ended
	December 31,		December 31,

	2003	2002	2003	2002

Revenues, net of returns	$56,783,112	$52,898,934	$284,237,399	$263,961,926
Costs of sales	34,060,843	30,726,518	175,176,903	163,048,776

Gross profit	22,722,269	22,172,416	109,060,496	100,913,150
Operating expenses:
Selling, general and administrative	23,706,145	20,787,744	73,117,729	64,538,639
Depreciation	824,136	689,326	2,389,054	2,214,472
Amortization	373,599	174,999	923,073	487,461
Stock-based compensation	186,057	—	186,057	—

	25,089,937	21,652,069	76,615,913	67,240,572

Income (loss) from operations	(2,367,668)	520,347	32,444,583	33,672,578
Other expenses (income):
Interest expense	5,802,772	5,540,945	16,883,939	17,023,270
Interest income	(81,651)	(106,543)	(193,372)	(198,089)
(Gain) loss on derivative financial instruments	—	2,768	(57,296)	152,873

	5,721,121	5,437,170	16,633,271	16,978,054

Income (loss) before income taxes	(8,088,789)	(4,916,823)	15,811,312	16,694,524
Income tax expense (benefit)	(3,204,005)	(1,936,343)	6,481,458	6,822,149

Net income (loss)	$(4,884,784)	$(2,980,480)	$9,329,854	$9,872,375

Earnings (loss) per share:
Basic	$(3.83)	$(2.36)	$7.28	$7.81

Diluted	$(3.83)	$(2.36)	$7.13	$7.72

Weighted-average shares outstanding:
Basic	1,276,522	1,263,371	1,281,854	1,263,371

Diluted	1,276,522	1,263,371	1,308,459	1,279,448

See notes to consolidated financial statements.

NBC Acquisition Corp.

consolidated statements of stockholders’ deficit
(unaudited)

			Notes		Accumulated
		Additional	Receivable		Other
	Common	Paid-in	From	Accumulated	Comprehensive	Treasury		Comprehensive
	Stock	Capital	Stockholders	Deficit	Income (Loss)	Stock	Total	Income

Balance, April 1, 2002	$12,634	$65,304,884	$(865,940)	$(131,937,811)	$(604,567)	$—	$(68,090,800)	$—
Payment on stockholder notes	—	—	521,583	—	—	—	521,583	—
Interest accrued on stockholder notes	—	—	(6,671)	—	—	—	(6,671)	—
Net income	—	—	—	9,872,375	—	—	9,872,375	9,872,375
Other comprehensive income, net of taxes:
Unrealized gains on interest rate swap agreements, net of taxes of $128,510	—	—	—	—	155,880	—	155,880	155,880

Balance, December 31, 2002	$12,634	$65,304,884	$(351,028)	$(122,065,436)	$(448,687)	$—	$(57,547,633)	$10,028,255

Balance, April 1, 2003	$12,642	$65,381,476	$(336,681)	$(114,158,563)	$(418,631)	$—	$(49,519,757)	$—
Issuance of common stock (39,905 shares)	400	9,722,283	—	—	—	—	9,722,683	—
Issuance of 300 shares of common stock upon exercise of stock options, including tax benefit of $10,000	3	25,737	—	—	—	—	25,740	—
Payment on stockholder notes	—	—	208,089	—	—	—	208,089	—
Interest accrued on stockholder notes	—	—	(12,895)	—	—	—	(12,895)	—
Net income	—	—	—	9,329,854	—	—	9,329,854	9,329,854
Reacquired common stock (116,795 shares)	—	—	—	—	—	(32,681,073)	(32,681,073)	—
Other comprehensive income, net of taxes:
Unrealized gains on interest rate swap agreements, net of taxes of $256,145	—	—	—	—	418,631	—	418,631	418,631

Balance, December 31, 2003	$13,045	$75,129,496	$(141,487)	$(104,828,709)	$—	$(32,681,073)	$(62,508,728)	$9,748,485

See notes to consolidated financial statements.

NBC Acquisition Corp.

consolidated statements of cash flows
(unaudited)

	Nine months
	ended December 31,

	2003	2002

Cash flows from operating activities:
Net income	$9,329,854	$9,872,375
Adjustments to reconcile net income to net cash flows from operating activities:
Provision for losses on receivables	34,429	125,789
Depreciation	2,389,054	2,214,472
Amortization	2,621,248	1,701,094
Original issue debt discount amortization	—	5,692,048
Noncash interest (income) expense from derivative financial instruments	(1,030)	18,439
Gain on derivative financial instruments	(169,863)	(109,287)
(Gain) loss on disposal of assets	266,861	(2,466)
Deferred income taxes	3,532,000	52,000
Changes in operating assets and liabilities, net of effect of acquisitions/disposals:
Receivables	(28,577,261)	(27,158,474)
Inventories	(19,858,680)	(15,739,616)
Recoverable income taxes	(3,543,415)	(1,720,531)
Prepaid expenses and other assets	235,502	(73,657)
Other assets	(108,928)	(191,428)
Accounts payable	5,075,762	7,572,775
Accrued employee compensation and benefits	(3,362,661)	(1,959,911)
Accrued interest	4,252,243	2,407,471
Accrued incentives	1,010,043	1,325,772
Accrued expenses	(195,367)	(210,398)
Income taxes payable	(89,932)	(3,684,439)
Deferred revenue	348,119	302,460
Other long-term liabilities	12,307	23,056

Net cash flows from operating activities	(26,799,715)	(19,542,456)
Cash flows from investing activities:
Purchases of property and equipment	(2,898,756)	(3,020,852)
Acquisitions, net of cash acquired	(2,355,487)	(851,947)
Proceeds from sale of property and equipment and other	8,774	15,192
Software development costs	(134,016)	(208,475)

Net cash flows from investing activities	(5,379,485)	(4,066,082)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	75,000,000	—
Payment of financing costs	(3,779,331)	(32,446)
Principal payments on long-term debt	(30,466,360)	(3,158,175)
Principal payments on capital lease obligations	(99,634)	(82,128)
Proceeds from exercise of stock options	15,740	—
Net increase in revolving credit facility	—	25,900,000
Purchases of treasury stock	(32,681,073)	—
Proceeds from payment on notes receivable from stockholders	208,089	521,583

Net cash flows from financing activities	8,197,431	23,148,834

NET DECREASE IN CASH AND CASH EQUIVALENTS	(23,981,769)	(459,704)
CASH AND CASH EQUIVALENTS, Beginning of period	39,405,382	11,419,277

CASH AND CASH EQUIVALENTS, End of period	$15,423,613	$10,959,573

Supplemental disclosures of cash flows information:
Cash paid during the period for:
Interest	$11,047,118	$7,953,839
Income taxes	6,607,805	12,175,119
Noncash investing and financing activities:
Acquisition of TheCampusHub.com, Inc. through issuance of common stock	$9,722,683	$—
Accumulated other comprehensive income (loss):
Unrealized gains on interest rate swap agreements, net of income taxes	418,631	155,880
Deferred taxes resulting from accumulated other comprehensive income (loss)	256,145	128,510
Tax benefit on exercise of stock options	10,000	—

See notes to consolidated financial statements

NBC Acquisition Corp.

notes to consolidated financial statements
(unaudited)

1. Management representations

The consolidated balance sheet of NBC Acquisition Corp. (the “Company”) and its wholly-owned subsidiary, Nebraska Book Company, Inc. (“NBC”), at March 31, 2003 was derived from the Company’s audited consolidated balance sheet as of that date. All other consolidated financial statements contained herein are unaudited and reflect all adjustments which are, in the opinion of management, necessary to summarize fairly the financial position of the Company and the results of the Company’s operations and cash flows for the periods presented. All of these adjustments are of a normal recurring nature. All intercompany balances and transactions have been eliminated in consolidation. Because of the seasonal nature of the Company’s operations, results of operations of any single reporting period should not be considered as indicative of results for a full year. Certain reclassifications have been made to prior period consolidated financial statements to conform with current year presentation. These consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2003 included in the Company’s Annual Report on Form 10-K.

2. Stock-based compensation

The Company accounts for its stock-based compensation under provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations utilizing the intrinsic value method. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period:

	Quarter ended		Nine months ended
	December 31,		December 31,

	2003	2002	2003	2002

Net income (loss), as reported	$(4,884,784)	$(2,980,480)	$9,329,854	$9,872,375
Add: Stock-based compensation included in reported net income, net of related income tax effects	111,634	—	111,634	—
Less: Stock-based compensation determined under fair value based method, net of related income tax effects	(24,445)	(23,096)	(73,335)	(69,287)

Pro forma net income (loss)	$(4,797,595)	$(3,003,576)	$9,368,153	$9,803,088

Basic and diluted earnings (loss) per share:
Basic:
As reported	$(3.83)	$(2.36)	$7.28	$7.81
Pro forma	(3.76)	(2.38)	7.31	7.76
Diluted:
As reported	(3.83)	(2.36)	7.13	7.72
Pro forma	(3.76)	(2.38)	7.07	7.62

In conjunction with the debt refinancing on December 10, 2003 discussed in Note 5, the Company purchased 116,795 shares of its Class A Common Stock and 838 options outstanding to purchase shares of its Class A Common Stock. The cost of the treasury shares was $32.7 million and stock-based compensation expense resulting from the purchase of the options was $0.2 million. The purchase of the treasury shares and options was funded by NBC through a $34.5 million dividend, of which $1.7 million remained payable at December 31, 2003.

Effective July 1, 2003, the Company established two new stock-based compensation plans — the NBC Acquisition Corp. 2003 Performance Stock Option Plan (the “Performance Plan”) and the NBC Acquisition Corp. 2003 Stock Option Plan (the “Option Plan”). These plans provide for the granting of options to purchase 43,000 shares and 28,000 shares, respectively, of the Company’s Class A Common Stock to selected employees, officers, employee directors, and members of senior management of the Company and its affiliates. All options granted are intended to be nonqualified stock options, although the plans also provide for incentive stock options. The Performance Plan provides for the granting of up to 25% of the total number of shares of stock available under such plan upon the attainment of established targets in fiscal years 2003 through 2006. The Option Plan provides for the granting of options at the discretion of a committee designated by the Board of Directors. Generally, twenty-five percent of the options granted become exercisable immediately upon granting, with the remaining options becoming exercisable in 25% increments over the subsequent three years on the anniversary of the date of grant. Options granted under the Performance Plan are to be granted at an exercise price of not less than fair market value on the date the options are granted. Incentive stock options granted under the Option Plan are to be granted at an exercise price of not less than fair market value on the date the options are granted, while nonqualified options may be granted at less than fair market value. Options expire ten years from the date of grant. Effective August 1, 2003, options to purchase 10,750 shares were granted under the Performance Plan. At December 31, 2003, there were 32,250 options and 28,000 options available for grant under the Performance Plan and the Option Plan, respectively.

3. Earnings per share

Basic earnings per share data are based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share data are based on the weighted-average number of common shares outstanding and the dilutive effect of potential common shares including stock options, if any. For purposes of calculating basic and diluted earnings per share, weighted-average common shares outstanding for the quarters and nine months ended December 31, 2003 and 2002 were as follows:

	Quarter ended		Nine months ended
	December 31,		December 31,

	2003	2002	2003	2002

Basic Earnings Per Share:
Weighted-average common shares outstanding	1,276,522	1,263,371	1,281,854	1,263,371
Diluted Earnings Per Share:
Weighted-average common shares outstanding	1,276,522	1,263,371	1,308,459	1,279,448
Incremental shares attributable to stock options	28,637	23,264	26,605	16,077
Stock options outstanding	90,537	83,000	90,537	83,000

For purposes of calculating diluted earnings per share, weighted-average common shares outstanding for the quarters ended December 31, 2003 and 2002 exclude the incremental shares, as to include such shares would have been antidilutive for the periods presented.

4. Inventories

Inventories are summarized as follows:

	December 31,	March 31,	December 31,
	2003	2003	2002

Textbook Division	$19,317,249	$28,908,121	$19,456,994
Bookstore Division	63,727,565	31,986,260	57,597,217
Distance Education Division	6,058,647	6,833,989	8,406,903
Other Complementary Services Divisions	992,268	586,982	530,741

	$90,095,729	$68,315,352	$85,991,855

5. Long-term debt

Indebtedness includes NBC’s $110.0 million face amount of 8.75% senior subordinated notes due 2008 (the “Senior Subordinated Notes”), $76.0 million face amount of 10.75% senior discount debentures due 2009 (the “Senior Discount Debentures”), and capital leases. The Senior Discount Debentures were issued at a discount of $31.0 million and accreted in value at the rate of 10.75% compounded semi-annually through February 15, 2003, with semi-annual interest payments commencing August 15, 2003.

The Company’s indebtedness also includes NBC’s bank-administered senior credit facility provided through a syndicate of lenders, which was amended and restated on December 10, 2003 (as amended and restated, the “Senior Credit Facility”) to finance the Company’s purchase of 116,795 shares of its Class A Common Stock and 838 options outstanding to purchase shares of its Class A Common Stock and to refinance the remaining indebtedness under the existing credit facility. The Senior Credit Facility is comprised of a $75.0 million term loan (the “Term Loan”) and a $50.0 million revolving credit facility (the “Revolving Credit Facility”). The Term Loan matures on the earlier of December 31, 2010 or the early maturity date (the “Early Maturity Date”), as defined in the amended and restated credit agreement (as amended and restated, the “Credit Agreement”). In the event that the Senior Subordinated Notes or the Senior Discount Debentures are not refinanced or extended prior to June 30, 2007 to a date not earlier than May 31, 2011, the Early Maturity Date is triggered and is defined as June 30, 2007; provided that, if the Senior Subordinated Notes and Senior Discount Debentures have been refinanced or extended prior to June 30, 2007 to a date earlier than May 31, 2011, the Early Maturity Date shall be the date which is six months prior to the maturity of the refinanced Senior Subordinated Notes and Senior Discount Debentures. The Revolving Credit Facility was unused except at December 31, 2002, outstanding indebtedness under which totaled $25.9 million, and expires on the earlier of December 31, 2008 or the Early Maturity Date, as defined in the Credit Agreement. Availability under the Revolving Credit Facility is determined by the calculation of a borrowing base, which at any time is equal to a percentage of eligible accounts receivable and inventory, up to a maximum of $50.0 million. The calculated borrowing base at December 31, 2003 was $50.0 million.

The interest rate on the Senior Credit Facility is prime plus an applicable margin of up to 1.75% or, on Eurodollar borrowings, the Eurodollar rate plus an applicable margin of up to 2.75%. Additionally, there is a 0.5% commitment fee for the average daily unused amount of the Revolving Credit Facility. The Senior Credit Facility requires excess cash flows, as defined in the Credit Agreement, to be calculated annually based upon year-end results and to be applied initially towards prepayment of the Term Loan and then utilized to permanently reduce commitments under the Revolving Credit Facility. There was an excess cash flow payment obligation for fiscal 2003 of $14.3 million which was paid on September 29, 2003.

Aggregate maturities of long-term debt, excluding capital leases, for the next five years, were as follows at December 31, 2003:

2004	$778,119
2005	781,294
2006	784,830
2007	72,788,765
2008	110,043,145

6. Derivative financial instruments

The Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133; SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities; and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This standard requires that all derivative instruments be recorded in the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income (loss), based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. In the past, the Company has utilized derivative financial instruments primarily to manage the risk that changes in interest rates will affect the amount of its future interest payments on its variable rate debt and adopted SFAS No. 133 effective April 1, 2001.

The Company’s primary market risk exposure is, and is expected to continue to be, fluctuation in variable interest rates. As provided in NBC’s Senior Credit Facility, exposure to interest rate fluctuations is managed by maintaining fixed interest rate debt (primarily the Senior Subordinated Notes and Senior Discount Debentures) and, in the past, by entering into interest rate swap agreements that qualify as cash flow hedging instruments to convert certain variable rate debt into fixed rate debt. NBC had separate five-year amortizing interest rate swap agreements with two financial institutions whereby NBC’s variable rate term debt was converted into debt with a fixed rate of 5.815% plus an applicable margin (as defined in the then-existing credit agreement). Such agreements expired on July 31, 2003. Notional amounts under the agreements were reduced periodically by amounts equal to the originally-scheduled principal payments on the term debt. General information regarding the Company’s exposure to fluctuations in variable interest rates is presented in the following table:

	December 31,	March 31,	December 31,
	2003	2003	2002

Total indebtedness outstanding	$263,809,262	$219,367,276	$245,266,985
Term debt subject to Eurodollar fluctuations	75,000,000	30,447,160	31,759,075
Revolving credit facility subject to Prime rate fluctuations	—	—	25,900,000
Notional amounts under swap agreements	—	38,100,000	39,800,000
Fixed interest rate indebtedness	188,809,262	188,920,116	187,607,910
Variable interest rate, including applicable margin:
Term Debt — Term Loan	3.88%	—	—
Term Debt — Tranche A Loans	—	2.76%	2.91%
Term Debt — Tranche B Loans	—	3.76%	3.91%
Revolving Credit Facility	—	—	4.75%

The interest rate swap agreements qualified as cash flow hedge instruments as the following criteria were met:

(1)	Formal documentation of the hedging relationship and NBC’s risk management objective and strategy for undertaking the hedge occurred at the inception of the agreements.

(2)	The interest rate swap agreements were expected to be highly effective in offsetting the change in the value of the interest payments attributable to NBC’s term debt.

NBC estimated the effectiveness of the interest rate swap agreements utilizing the hypothetical derivative method. Under this method, the fair value of the actual interest rate swap agreements was compared to the fair value of hypothetical swap agreements that had the same critical terms as the term debt, including notional amounts and repricing dates. To the extent that the agreements were not considered to be highly effective in offsetting the change in the value of the interest payments being hedged, the fair value relating to the ineffective portion of such agreements and any subsequent changes in such fair value were immediately recognized in earnings as “gain or loss on derivative financial instruments”. To the extent that the agreements were considered highly effective but not completely effective in offsetting the change in the value of the interest payments being hedged, any changes in fair value relating to the ineffective portion of such agreements were immediately recognized in earnings as interest expense.

Under hedge accounting, the interest rate swap agreements were reflected at fair value in the Company’s consolidated balance sheets (as “accounts payable” at March 31, 2003 and “other long-term liabilities” at December 31, 2002) and the related gains or losses on these agreements were generally recorded in stockholders’ deficit, net of applicable income taxes (as “accumulated other comprehensive loss”). The gains or losses recorded in accumulated other comprehensive income (loss) were reclassified into earnings as an adjustment to interest expense in the same periods in which the related interest payments being hedged were recognized in earnings. The net effect of this accounting on the Company’s consolidated results of operations was that interest expense on the term debt was generally being recorded based on fixed interest rates until the interest rate swap agreements expired on July 31, 2003. The fair value of the interest rate swap agreements reflected as a liability at March 31, 2003 and December 31, 2002 totaled $0.8 million and $1.2 million, respectively.

As a result of a $10.0 million optional prepayment of term debt on March 29, 2002, notional amounts under the interest rate swap agreements no longer correlated with remaining principal balances due under the term debt. The difference between the notional amounts under the interest rate swap agreements and the remaining principal balances due under the term debt represented the portion of the agreements that no longer qualified for hedge accounting. The fair value of the interest rate swap agreements on March 29, 2002 was allocated between the portion of the agreements that no longer qualified for hedge accounting and the portion of the agreements that were redesignated as hedging instruments on the remaining amounts due under the term debt. The fair value allocated to the portion of the interest rate swap agreements that no longer qualified for hedge accounting was immediately recognized in the Company’s consolidated results of operations as a loss on derivative financial instruments and totaled approximately $(0.4) million. Changes in the fair value of this portion of the interest rate swap agreements, along with the proportionate share of actual net cash settlements attributable to this portion of the agreements, were also recognized as a gain (loss) on derivative financial instruments in the consolidated statements of operations and totaled $0.1 million for the nine months ended December 31, 2003 and $(2,768) and $(0.2) million for the quarter and nine months ended December 31, 2002, respectively.

Information regarding the fair value of the portion of the interest rate swap agreements designated as hedging instruments is presented in the following table for the periods then ended:

	December 31,	March 31,	December 31,
	2003	2003	2002

Increase in fair value of swap agreements designated as hedges	$675,806	$582,146	$265,953
Year-to-date interest income (expense) recorded due to hedge ineffectiveness	1,030		(18,439)
Quarterly interest income recorded due to hedge ineffectiveness	—		17,987

Changes in the fair value of the interest rate swap agreements are reflected in the consolidated statements of cash flows as either “noncash interest expense from derivative financial instruments”, “gain or loss on derivative financial instruments”, or as noncash investing and financing activities.

7. Segment information

The Company’s operating segments are determined based on the way that management organizes the segments for making operating decisions and assessing performance. Management has organized the Company’s segments based upon differences in products and services provided. During the quarter ended June 30, 2003, the Distance Education Division surpassed the quantitative revenue threshold for a reportable segment. The segment information has been reclassified to reflect this change for all periods presented. The Company now has four reportable segments: Textbook Division, Bookstore Division, Distance Education Division, and Other Complementary Services Divisions. The Textbook Division segment consists primarily of selling used textbooks to college bookstores, buying them back from students or college bookstores at the end of each college semester and then reselling them to college bookstores. The Bookstore Division segment encompasses the operating activities of the Company’s 113 college bookstores as of December 31, 2003 located on or adjacent to college campuses. The Distance Education Division provides students with textbooks and materials for use in distance education courses, and is a provider of textbooks to nontraditional programs and students such as correspondence or corporate education students. Such services are provided by Specialty Books, Inc., a wholly-owned subsidiary of NBC. The Other Complementary Services Divisions segment includes CampusHub (formerly TheCampusHub.com, Inc.) and other college bookstore-related services, such as computer hardware and software and a centralized buying service. CampusHub provides college bookstores with a way to sell in-store inventory and virtual brand name merchandise over the Internet utilizing technology originally developed by NBC.

The Company primarily accounts for intersegment sales as if the sales were to third parties (at current market prices). Assets (excluding inventories and certain cash and cash equivalents, receivables, property and equipment, intangibles, and other assets), net interest expense and taxes are not allocated between the Company’s segments; instead, such balances are accounted for in a corporate administrative division. The following table provides selected information about profit or loss on a segment basis for the quarters and nine months ended December 31, 2003 and 2002, respectively:

				Other
			Distance	Complementary
	Textbook	Bookstore	Education	Services
	Division	Division	Division	Divisions	Total

Quarter ended December 31, 2003:
External customer revenues	$25,373,656	$19,284,401	$10,012,872	$2,112,183	$56,783,112
Intersegment revenues	5,304,144	349,997	—	642,926	6,297,067
Depreciation and amortization expense	213,673	491,418	20,632	436,515	1,162,238
Earnings (loss) before interest, taxes, depreciation and amortization (EBITDA)	5,206,119	(1,574,643)	175,023	77,707	3,884,206
Quarter ended December 31, 2002:
External customer revenues	$26,006,081	$17,093,574	$8,235,520	$1,563,759	$52,898,934
Intersegment revenues	5,066,193	371,609	—	192,927	5,630,729
Depreciation and amortization expense	203,946	460,377	20,670	136,135	821,128
Earnings (loss) before interest, taxes, depreciation and amortization (EBITDA)	5,784,535	(642,162)	370,232	(4,269)	5,508,336
Nine months ended December 31, 2003:
External customer revenues	$92,962,816	$151,555,354	$31,032,191	$8,687,038	$284,237,399
Intersegment revenues	18,640,654	955,812	—	1,551,206	21,147,672
Depreciation and amortization expense	638,619	1,513,416	63,155	980,813	3,196,003
Earnings before interest, taxes, depreciation and amortization (EBITDA)	28,338,901	14,192,399	1,278,473	1,286,243	45,096,016
Nine months ended December 31, 2002:
External customer revenues	$94,800,965	$137,204,160	$26,704,764	$5,252,037	$263,961,926
Intersegment revenues	18,134,972	771,789	—	681,254	19,588,015
Depreciation and amortization expense	438,413	1,630,202	96,702	395,839	2,561,156
Earnings before interest, taxes, depreciation and amortization (EBITDA)	29,368,753	13,256,859	1,590,315	106,620	44,322,547

The following table reconciles segment information presented above with information as presented in the consolidated financial statements for the quarters and nine months ended December 31, 2003 and 2002, respectively:

	Quarter Ended		Nine Months Ended
	December 31,		December 31,

	2003	2002	2003	2002

Revenues:
Total for reportable segments	$63,080,179	$58,529,663	$305,385,071	$283,549,941
Elimination of intersegment revenues	(6,297,067)	(5,630,729)	(21,147,672)	(19,588,015)

Consolidated total	$56,783,112	$52,898,934	$284,237,399	$263,961,926

Depreciation and Amortization Expense:
Total for reportable segments	$1,162,238	$821,128	$3,196,003	$2,561,156
Corporate administration	35,497	43,197	116,124	140,777

Consolidated total	$1,197,735	$864,325	$3,312,127	$2,701,933

Income (Loss) Before Income Taxes:
Total EBITDA for reportable segments	$3,884,206	$5,508,336	$45,096,016	$44,322,547
Corporate administrative costs	(5,054,139)	(4,123,664)	(9,339,306)	(7,948,036)

	(1,169,933)	1,384,672	35,756,710	36,374,511
Depreciation and amortization	(1,197,735)	(864,325)	(3,312,127)	(2,701,933)

Consolidated income (loss) from operations	(2,367,668)	520,347	32,444,583	33,672,578
Interest and other expenses, net	(5,721,121)	(5,437,170)	(16,633,271)	(16,978,054)

Consolidated income (loss) before income taxes	$(8,088,789)	$(4,916,823)	$15,811,312	$16,694,524

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. As the Company is highly-leveraged and as the Company’s equity is not publicly-traded, management believes that EBITDA is useful in measuring its liquidity and provides additional information for determining its ability to meet debt service requirements. The Senior Subordinated Notes, Senior Discount Debentures, and Senior Credit Facility also utilize EBITDA, as defined in those agreements, for certain financial covenants. EBITDA does not represent and should not be considered as an alternative to net cash flows from operating activities as determined by accounting principles generally accepted in the United States of America, and EBITDA does not necessarily indicate whether cash flows will be sufficient for cash requirements. Items excluded from EBITDA, such as interest, taxes, depreciation and amortization, are significant components in understanding and assessing the Company’s financial performance. EBITDA measures presented may not be comparable to similarly titled measures presented by other registrants.

The following presentation reconciles EBITDA with net cash flows from operating activities and also sets forth net cash flows from investing and financing activities as presented in the Consolidated Statements of Cash Flows:

	Quarter ended		Nine Months ended
	December 31,		December 31,

	2003	2002	2003	2002

EBITDA	$(1,169,933)	$1,384,672	$35,756,710	$36,374,511
Adjustments to reconcile EBITDA to net cash flows from operating activities:
Interest income	81,651	106,543	193,372	198,089
Provision for losses on receivables	(19,806)	75,855	34,429	125,789
Cash paid for interest	(397,801)	(1,157,938)	(11,047,118)	(7,953,839)
Cash paid for income taxes	(6,733,997)	(8,668,896)	(6,607,805)	(12,175,119)
(Gain) Loss on disposal of assets	1,929	2,405	266,861	(2,466)
Changes in operating assets and liabilities, net of effect of acquisitions/disposals (1)	(68,352,497)	(60,355,388)	(45,396,164)	(36,109,421)

Net cash flows from operating activities	$(76,590,454)	$(68,612,747)	$(26,799,715)	$(19,542,456)

Net cash flows from investing activities	$(1,333,656)	$(644,047)	$(5,379,485)	$(4,066,082)

Net cash flows from financing activities	$24,700,845	$23,898,567	$8,197,431	$23,148,834

(1)	Changes in operating assets and liabilities, net of effect of acquisitions/disposals, include the changes in the balances of receivables, inventories, prepaid expenses and other current assets, other assets, accounts payable, accrued employee compensation and benefits, accrued incentives, accrued expenses, deferred revenue, and other long-term liabilities.

The following table presents the total carrying amount of goodwill, by reportable segment, as of December 31, 2003, March 31, 2003, and December 31, 2002, respectively. Goodwill assigned to corporate administration represents the carrying value of goodwill arising from the Company’s acquisition of NBC on September 1, 1995. As is the case with a portion of the Company’s assets, such goodwill is not allocated between the Company’s segments when management makes operating decisions and assesses performance. Such goodwill is allocated to the Company’s reporting units for purposes of testing goodwill for impairment and calculating any gain or loss on the disposal of all or a portion of a reporting unit.

	December 31,	March 31,	December 31,
	2003	2003	2002

Bookstore Division	$13,704,969	$13,702,249	$13,306,953
Other Complementary Services Divisions	3,604,376	—	—

Total for reportable segments	17,309,345	13,702,249	13,306,953
Corporate administration	16,770,574	16,770,574	16,770,574

Total goodwill	$34,079,919	$30,472,823	$30,077,527

The changes in the carrying amount of goodwill for the Bookstore and Other Complementary Services Divisions for the nine months ended December 31, 2003 and 2002 and the year ended March 31, 2003 are as follows:

	December 31,	March 31,	December 31,
	2003	2003	2002

Bookstore Division:
Balance, beginning of period	$13,702,249	$13,020,761	$13,020,761
Goodwill acquired during the period	2,720	681,488	286,192

Balance, end of period	$13,704,969	$13,702,249	$13,306,953

Other Complementary Services Divisions:
Balance, beginning of period	$—	$—	$—
Goodwill acquired during the period	3,604,376	—	—

Balance, end of period	$3,604,376	$—	$—

The Company’s revenues are attributed to countries based on the location of the customer. Substantially all revenues generated are attributable to customers located within the United States.

8. Related party transactions

On July 1, 2003, NBC acquired all of the outstanding shares of common stock of TheCampusHub.com, Inc. TheCampusHub.com, Inc. is no longer separately incorporated and is instead accounted for as a division within NBC’s Other Complementary Services Divisions segment. Each share of TheCampusHub.com, Inc. common stock issued and outstanding was converted into shares of Class A Common Stock of the Company, resulting in the issuance of 39,905 shares of NBC Acquisition Corp. Class A Common Stock. TheCampusHub.com, Inc. provides college bookstores with a way to sell in-store inventory and virtual brand name merchandise over the Internet utilizing technology originally developed by NBC and had 1,300,099 shares of issued and outstanding common stock at the time of acquisition, of which 650,000 shares were owned by the Company’s majority shareholder, 650,000 shares were owned by an unrelated third party, and 99 shares were owned by three NBC employees. This business combination was accounted for by NBC in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. The total purchase price, net of cash acquired, of such acquisition was $10.0 million, of which $3.6 million was assigned to non-deductible goodwill.

9. Accounting standards not yet adopted

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS No. 150”), to establish standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for certain provisions that have been deferred. Adoption of SFAS No. 150 had no impact and is not expected to have a significant impact on the Company’s consolidated financial statements. In January, 2003 the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”) and later revised FIN 46 in December, 2003. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The provisions of FIN 46 become effective on varying dates. As these provisions become effective and are adopted, they have not had and are not expected to have a significant impact on the Company’s consolidated financial statements.

10. Subsequent event

The Company filed a Current Report on Form 8-K dated February 5, 2004 announcing the commencement of tender offers and consent solicitations for the Senior Subordinated Notes and Senior Discount Debentures. The tender offers and consent solicitations are being undertaken in connection with a recapitalization transaction, through which funds affiliated with Weston Presidio Capital, which currently holds approximately 32.1% of the outstanding Class A Common Stock of the Company, will acquire control over substantially all of the rest of the outstanding Class A Common Stock of the Company. This recapitalization transaction will include the refinancing of the Senior Credit Facility and the incurrence of other indebtedness and is expected to be accounted for utilizing purchase accounting.

We have not authorized any person to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not offer to sell or ask for offers to buy any securities other than those to which this prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this prospectus is current only as of its date.

PROSPECTUS

NBC ACQUISITION CORP.

Offer to exchange $77,000,000 principal amount of

11% Senior Subordinated Notes due 2013, for
$77,000,000 principal amount of
11% Senior Subordinated Notes due 2013,
which have been registered under the
Securities Act of 1933

Until                     , 2004, all dealers that, buy, sell or trade the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions.

Part II

Information Not Required in the Prospectus

Item 20.	Indemnification of Directors and Officers

NBC Acquisition Corp.

NBC Acquisition Corp. is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

Section 145 of the Delaware General Corporation Law further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145 of the Delaware Corporation Law.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, the Certificate of Incorporation of NBC Acquisition Corp. eliminates the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. In addition, the bylaws of NBC Acquisition Corp. provide for indemnification of directors and officers to the fullest extent permitted by Delaware law. NBC Acquisition Corp. maintains directors and officers liability insurance for the benefit of its directors and officers.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

2.1	Agreement and Plan of Merger, dated as of February 18, 2004, by and among NBC Holdings Corp., New NBC Acquisition Corp., NBC Acquisition Corp., certain Selling Stockholders named therein, and HWH Capital Partners, L.P.
2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 2, 2004, by and among NBC Holdings Corp., New NBC Acquisition Corp., NBC Acquisition Corp., certain Selling Stockholders named therein, and HWH Capital Partners, L.P.
2.3	Stock Purchase Agreement, dated as of February 18, 2004, by and among Weston Presidio Capital III, L.P., Weston Presidio Capital IV, L.P., WPC Entrepreneur Fund L.P., WPC Entrepreneur Fund II, MSD Ventures, L.P., HWH Capital Partners, L.P., NBC Acquisition Corp., and NBC Holdings Corp.

2.4	Agreement for Purchase and Sale of Stock, dated as of May 26, 1999, by and among Nebraska Book Company, Inc., Dennis Rother, and Larry Rother, filed as Exhibit 2.1 to NBC Acquisition Corp. Form 8-K, as amended, dated June 4, 1999, is incorporated herein by reference.
2.5	Agreement of Sale, dated as of September 30, 1999, by and among Nebraska Book Company, Inc., Michigan College Book Company, Inc., Ned’s Berkeley Book Company, Inc., Ned Shure, Fred Shure, and Jack Barenfanger filed as Exhibit 2.1 to NBC Acquisition Corp. Form 8-K, as amended, dated November 12, 1999, is incorporated herein by reference.
2.6	Agreement of Sale, as amended, dated as of May 11, 2001, by and between Nebraska Book Company, Inc. and University Co-operative Society, filed as Exhibit 2.1 to NBC Acquisition Corp. Form 8-K dated May 11, 2001, is incorporated herein by reference.
2.7	Agreement and Plan of Merger, dated as of July 1, 2003, by and among TheCampusHub.com, Inc., Nebraska Book Company, Inc., and NBC Acquisition Corp, filed as Exhibit 2.1 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.
3.1	Certificate of Incorporation, as amended, of NBC Acquisition Corp., filed as Exhibit 3.1 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
3.2	By-laws of NBC Acquisition Corp., filed as Exhibit 3.2 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
3.3	Amendment, dated as of August 2, 2002, to By-laws of NBC Acquisition Corp., filed as Exhibit 3.2 to NBC Acquisition Corp. Form 10-Q for the quarter ended December 31, 2002, is incorporated herein by reference.
4.1	Indenture, dated as of February 13, 1998, by and between NBC Acquisition Corp. and United States Trust Company of New York, as Trustee, filed as Exhibit 4.1 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
4.2	Supplemental Indenture, dated March 4, 2004, between NBC Acquisition Corp. and The Bank of New York, as trustee.
4.3	Form of Initial Debenture of NBC Acquisition Corp. (included in Exhibit 4.1 as Exhibit A), filed as Exhibit 4.3 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
4.4	Form of Exchange Debenture of NBC Acquisition Corp. (included in Exhibit 4.1 as Exhibit B), filed as Exhibit 4.4 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
4.5	Indenture, dated March 4, 2004, by and among NBC Acquisition Corp., the subsidiary guarantors parties thereto and BNY Midwest Trust Company as Trustee.
4.6	Form of 11% Senior Discount Notes Due 2013 (included in Exhibit 4.5).
4.7	Indenture, dated as of February 13, 1998, by and between Nebraska Book Company, Inc. and United States Trust Company of New York, as Trustee, filed as Exhibit 4.5 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
4.8	Supplemental Indenture, dated as of July 1, 2002, by and among Specialty Books, Inc., Nebraska Book Company, Inc. and The Bank of New York, as Trustee, filed as Exhibit 10.1 to Nebraska Book Company, Inc. Form 10-Q for the quarter ended September 30, 2002, is incorporated herein by reference.
4.9	Second Supplemental Indenture, dated March 4, 2004, by and among Nebraska Book Company, Inc., the subsidiary guarantor named therein and The Bank of New York as Trustee.

4.10	Form of Initial Note of Nebraska Book Company, Inc. (included in 4.7 as Exhibit A), filed as Exhibit 4.7 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
4.11	Form of Exchange Note of Nebraska Book Company, Inc. (included in 4.7 as Exhibit B), filed as Exhibit 4.8 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
4.12	Indenture, dated March 4, 2004, by and among Nebraska Book Company, Inc., the subsidiary guarantors parties thereto and BNY Midwest Trust Company as Trustee.
4.13	Form of 8 5/8% Senior Subordinated Note Due 2012 (included in Exhibit 4.12).
5.1	Opinion of Bingham McCutchen LLP.
10.1	Credit Agreement, dated as of February 13, 1998, by and among NBC Acquisition Corp., Nebraska Book Company, Inc., the Chase Manhattan Bank and certain other financial institutions, filed as Exhibit 10.1 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
10.2	First Amendment, dated as of May 21, 1999, to the Credit Agreement, dated as of February 13, 1998 by and among NBC Acquisition Corp., Nebraska Book Company, Inc., the Chase Manhattan Bank, and certain other financial institutions, filed as Exhibit 10.1 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 1999, is incorporated herein by reference.
10.3	Second Amendment and Waiver, dated as of April 27, 2000, to the Credit Agreement, dated as of February 13, 1998, by and among NBC Acquisition Corp., Nebraska Book Company, Inc., the Chase Manhattan Bank, and certain other financial institutions, filed as Exhibit 10.1 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 2000, is incorporated herein by reference.
10.4	Third Amendment, dated as of December 20, 2001, to the Credit Agreement, dated as of February 13, 1998, by and among NBC Acquisition Corp., Nebraska Book Company, Inc., J.P. Morgan Chase Bank, and certain other financial institutions, filed as Exhibit 10.1 to NBC Acquisition Corp. Form 10-Q for the quarter ended December 31, 2001, is incorporated herein by reference.
10.5	Fourth Amendment and Waiver, dated as of June 4, 2002, to and under the Credit Agreement, dated as of February 13, 1998, by and among NBC Acquisition Corp., Nebraska Book Company, Inc., JPMorgan Chase Bank, and certain other financial institutions, filed as Exhibit 10.1 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 2002, is incorporated herein by reference.
10.6	Fifth Amendment and Waiver, dated as of June 13, 2003, to and under the Credit Agreement, dated as of February 13, 1998, by and among NBC Acquisition Corp., Nebraska Book Company, Inc., JPMorgan Chase Bank, and certain other financial institutions, filed as Exhibit 10.1 to NBC Acquisition Corp. 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.
10.7	Amended and Restated Credit Agreement, dated February 13, 1998 as amended and restated as of December 10, 2003, by and among NBC Acquisition Corp., Nebraska Book Company, Inc., and the other parties thereto, filed as Exhibit 99.1 to NBC Acquisition Corp. Current Report on Form 8-K dated December 10, 2003, is incorporated herein by reference.
10.8	Amended and Restated Credit Agreement, dated as of March 4, 2004, by and among NBC Holdings Corp., NBC Acquisition Corp., Nebraska Book Company, Inc., the Several Lenders parties thereto, JPMorgan Chase Bank as Administrative Agent and Collateral Agent, Citigroup Global Markets Inc. as Syndication Agent, and Fleet National Bank and Wells Fargo Bank N.A., as Co-Documentation Agents.
10.9	Assumption Agreement, dated as of July 1, 2002 between Specialty Books, Inc. and JPMorgan Chase Bank, as Administrative Agent, filed as Exhibit 10.2 to Nebraska Book Company, Inc. Form 10-Q for the quarter ended September 30, 2002, is incorporated herein by reference.

10.10	Guarantee and Collateral Agreement, dated as of February 13, 1998, made by NBC Acquisition Corp. and Nebraska Book Company, Inc. in favor of the Chase Manhattan Bank, as administrative agent, filed as Exhibit 10.2 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
10.11	Amended and Restated Guarantee and Collateral Agreement, dated March 4, 2004, by and among NBC Holdings Corp., NBC Acquisition Corp., Nebraska Book Company, Inc., and Specialty Books, Inc. in favor of JPMorgan Chase Bank, as administrative agent.
10.12	Purchase Agreement, dated February 10, 1998, by and between NBC Acquisition Corp. and Chase Securities Inc., filed as Exhibit 10.3 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
10.13	Purchase Agreement, dated as of March 4, 2004, by and among NBC Acquisition Corp. and J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Fleet Securities, Inc.
10.14	Purchase Agreement, dated February 10, 1998, by and between Nebraska Book Company, Inc. and Chase Securities Inc., filed as Exhibit 10.4 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
10.15	Purchase Agreement, dated as of March 4, 2004, by and among Nebraska Book Company, Inc. and J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Fleet Securities, Inc.
10.16	Merger Agreement, dated January 6, 1998, by and among NBC Merger Corp., NBC Acquisition Corp. and certain stockholders of NBC Acquisition Corp. named therein, filed as Exhibit 10.9 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
10.17	Stockholders Agreement, dated as of July 11, 2002, by and among NBC Acquisition Corp., HWH Capital Partners, L.P., HWH Cornhusker Partners, L.P., Weston Presidio Capital III, L.P., Weston Presidio Capital IV, L.P., WPC Entrepreneur Fund, L.P., WPC Entrepreneur Fund II, L.P., and the other stockholders party thereto, filed as Exhibit 4.1 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 2002, is incorporated herein by reference.
10.18	Amended and Restated Stockholders Agreement, dated as of July 1, 2003, by and among NBC Acquisition Corp., HWH Capital Partners, L.P., HWH Cornhusker Partners, L.P., Weston Presidio Capital III, L.P., Weston Presidio Capital IV, L.P., WPC Entrepreneur Fund, L.P., WPC Entrepreneur Fund II, L.P., MSD Ventures, L.P., and the other stockholders party thereto, filed as Exhibit 4.1 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.
10.19	Registration Rights Agreement, dated as of July 11, 2002, by and among HWH Capital Partners, L.P., HWH Cornhusker Partners, L.P., Weston Presidio Capital III, L.P., Weston Presidio Capital IV, L.P., WPC Entrepreneur Fund, L.P., WPC Entrepreneur Fund II, L.P., and NBC Acquisition Corp., filed as Exhibit 4.2 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 2002, is incorporated herein by reference.
10.20	Amended and Restated Registration Rights Agreement, dated as of July 1, 2003, by and among HWH Capital Partners, L.P., HWH Cornhusker Partners, L.P., Weston Presidio Capital III, L.P., Weston Presidio Capital IV, L.P., WPC Entrepreneur Fund, L.P., WPC Entrepreneur Fund II, L.P., MSD Ventures, L.P., and NBC Acquisition Corp, filed as Exhibit 4.2 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 2003, is incorporated herein by reference.
10.21	Exchange and Registration Rights Agreement, dated as of February 13, 1998, by and between NBC Acquisition Corp. and Chase Securities Inc., filed as Exhibit 4.2 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.

10.22	Registration Rights Agreement, dated as of March 4, 2004, by and among NBC Acquisition Corp. and J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Fleet Securities, Inc.
10.23	Exchange and Registration Rights Agreement, dated as of February 13, 1998, by and between Nebraska Book Company, Inc. and Chase Securities Inc., filed as Exhibit 4.6 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
10.24	Registration Rights Agreement, dated as of March 4, 2004, by and among Nebraska Book Company, Inc. and J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Fleet Securities, Inc.
10.25	Form of Memorandum of Understanding, dated as of February 13, 1998, by and between NBC Acquisition Corp. and each of Mark W. Oppegard, Bruce E. Nevius, Larry R. Rempe, Kenneth F. Jirovsky, William H. Allen, Thomas A. Hoff and Ardean A. Arndt, filed as Exhibit 10.5 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
10.26	Memorandum of Understanding, dated as of December 22, 1998, by and between Nebraska Book Company, Inc. and Barry S. Major, Chief Operating Officer, filed as Exhibit 10.1 to NBC Acquisition Corp. Form 10-Q for the quarter ended December 31, 1998, is incorporated herein by reference.
10.27	Addendum to the Memorandum of Understanding, dated as of December 22, 1998, by and between Nebraska Book Company, Inc. and Barry S. Major, dated March 29, 2002, filed as Exhibit 10.10 to NBC Acquisition Corp. Form 10-K for the year ended March 31, 2002, is incorporated herein by reference.
10.28	Amended and Restated Secured Promissory Note, dated July 9, 2002, by and between NBC Acquisition Corp. and Barry S. Major, filed as Exhibit 10.4 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 2002, is incorporated herein by reference.
10.29	Memorandum of Understanding, dated as of July 1, 1999, by and between Nebraska Book Company, Inc. and Alan Siemek, Chief Financial Officer, filed as Exhibit 10.1 to NBC Acquisition Corp. Form 10-Q for the quarter ended September 30, 1999, is incorporated herein by reference.
10.30	Addendum to the Memorandum of Understanding, dated as of July 1, 1999, by and between Nebraska Book Company, Inc. and Alan Siemek, dated March 29, 2002, filed as Exhibit 10.12 to NBC Acquisition Corp. Form 10-K for the year ended March 31, 2002, is incorporated herein by reference.
10.31	Amended and Restated Secured Promissory Note, dated July 9, 2002, by and between NBC Acquisition Corp. and Alan Siemek, filed as Exhibit 10.5 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 2002, is incorporated herein by reference.
10.32	Memorandum of Understanding, dated as of November 1, 1999, by and between Nebraska Book Company, Inc. and Michael J. Kelly, Vice President of E-commerce, filed as Exhibit 10.1 to NBC Acquisition Corp. Form 10-Q for the quarter ended December 31, 1999, is incorporated herein by reference.
10.33	Amended and Restated Secured Promissory Note, dated July 9, 2002, by and between NBC Acquisition Corp. and Michael J. Kelly, filed as Exhibit 10.6 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 2002, is incorporated herein by reference.
10.34	Memorandum of Understanding, dated as of April 17, 2001, by and between Nebraska Book Company, Inc. and Robert Rupe, Senior Vice President of the Bookstore Division, filed as Exhibit 10.1 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 2001, is incorporated herein by reference.
10.35	Amended and Restated Secured Promissory Note, dated July 9, 2002, by and between NBC Acquisition Corp. and Robert Rupe, filed as Exhibit 10.7 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 2002, is incorporated herein by reference.

10.36	NBC Acquisition Corp. 1995 Stock Incentive Plan, adopted August 31, 1995, filed as Exhibit 10.6 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
10.37	NBC Acquisition Corp. 1998 Performance Stock Option Plan adopted June 30, 1998, filed as Exhibit 10.1 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 1998, is incorporated herein by reference.
10.38	First Amendment, dated as of June 12, 2002, to the NBC Acquisition Corp. 1998 Performance Stock Option Plan adopted June 30, 1998, filed as Exhibit 10.2 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 2002, is incorporated herein by reference.
10.39	NBC Acquisition Corp. 1998 Stock Option Plan, adopted June 30, 1998, filed as Exhibit 10.2 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 1998, is incorporated herein by reference.
10.40	First Amendment, dated as of June 12, 2002, to the NBC Acquisition Corp. 1998 Stock Option Plan adopted June 30, 1998, filed as Exhibit 10.3 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 2002, is incorporated herein by reference.
10.41	NBC Acquisition Corp. 2003 Performance Stock Option Plan, adopted July 1, 2003, filed as Exhibit 10.1 to NBC Acquisition Corp. 10-Q for the quarter ended September 30, 2003, is incorporated herein by reference.
10.42	NBC Acquisition Corp. 2003 Stock Option Plan, adopted July 1, 2003, filed as Exhibit 10.2 to NBC Acquisition Corp. 10-Q for the quarter ended September 30, 2003, is incorporated herein by reference.
10.43	NBC Holdings Corp. 2004 Stock Option Plan.
10.44	NBC Acquisition Corp. Senior Management Bonus Plan adopted June 30, 1998, filed as Exhibit 10.3 to NBC Acquisition Corp. Form 10-Q for the quarter ended June 30, 1998, is incorporated herein by reference.
10.45	Form of Deferred Compensation Agreement by and between Nebraska Book Company, Inc. and each of Mark W. Oppegard, Bruce E. Nevius, Larry R. Rempe and Thomas A. Hoff, filed as Exhibit 10.7 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
10.46	Amendment of Form of Deferred Compensation Agreement, dated December 30, 2002, by and between Nebraska Book Company, Inc. and each of Mark W. Oppegard, Larry R. Rempe and Thomas A. Hoff, filed as Exhibit 10.1 to NBC Acquisition Corp. Form 10-Q for the quarter ended December 31, 2002, is incorporated herein by reference.
10.47	NBC Acquisition Corp. 401(k) Savings Plan, filed as Exhibit 10.8 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
10.48	Agreement for Purchase and Sale of Stock, dated January 9, 1998, by and among Nebraska Book Company, Inc. and Martin D. Levine, the Lauren E. Levine Grantor Trust and the Jonathan L. Levine Grantor Trust (the “Collegiate Stores Corporation Agreement”), filed as Exhibit 10.10.1 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
10.49	First Amendment, dated January 23, 1998, to the Collegiate Stores Corporation Agreement, filed as Exhibit 10.10.2 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
10.50	Commercial Lease Agreement made and entered into March 8, 1989, by and between Robert J. Chaney, Mary Charlotte Chaney and Robert J. Chaney, as Trustee under the Last Will and Testament of James A Chaney, and Nebraska Book Company, Inc., filed as Exhibit 10.11 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.

10.51	Lease Agreement entered into as of September 1, 1986, by and between Odell Associates Limited Partnership and Nebraska Book Company, Inc., filed as Exhibit 10.12 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
10.52	Lease Agreement entered into as of September 1, 1986, by and between John B. DeVine, successor trustee of the Fred C. Ulrich Trust, as amended, and Nebraska Book Company, Inc., filed as Exhibit 10.13 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
10.53	Lease Agreement entered into as of September 1, 1986, by and between Odell Associates Limited Partnership and Nebraska Book Company, Inc., filed as Exhibit 10.14 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
10.54	Lease Agreement made and entered into October 12, 1988, by and between Hogarth Management and Nebraska Book Company, Inc., filed as Exhibit 10.15 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
10.55	Industrial Real Estate Lease, dated June 22, 1987, by and between Cyprus Land Company and Nebraska Book Company, Inc., filed as Exhibit 10.16 to NBC Acquisition Corp. Registration Statement on Form S-4, as amended (File No. 333-48225), is incorporated herein by reference.
12.1	Statements Regarding Computation of Ratios.
21.1	Subsidiary of NBC Acquisition Corp.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Bingham McCutchen LLP (included in Exhibit 5.1).
24.1	Power of Attorney of NBC Acquisition Corp. (included on the signature pages in Part II hereof).
25.1	Form T-1 Statement of Eligibility of Trustee.
99.1	Form of Letter of Transmittal.
99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Letter to Clients.
99.4	Form of Broker-Dealer Letter.
99.5	Form of Exchange Agreement among the Registrant and BNY Midwest Trust Company.

(b) Financial Statement Schedules

Independent Auditors’ Report on Schedules

Schedule I-Condensed Financial Information of NBC Acquisition Corp. (Parent Company Only).

Schedule II-Valuation and Qualifying Accounts.

Schedules not listed above have been omitted because they are not applicable or because the required information is contained in the financial statements or notes thereto.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percentage change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 or otherwise, the registrant have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(5) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The undersigned registrant hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(7) The undersigned registrant hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, NBC Acquisition Corp., Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lincoln, State of Nebraska, on this 26th day of April, 2004.

NBC ACQUISITION CORP.

By:	/s/ MARK W. OPPEGARD

Mark W. Oppegard
President and Chief Executive Officer

Power of attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark W. Oppegard and Alan G. Siemek, jointly and severally, each in his own capacity, his true and lawful attorneys-in-fact, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such said attorneys-in-fact and agents with full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ MARK W. OPPEGARD Mark W. Oppegard	President and Chief Executive Officer (Principal Executive Officer) and Director	April 26, 2004

/s/ ALAN G. SIEMEK Alan G. Siemek	Treasurer (Principal Financial and Accounting Officer)	April 26, 2004

/s/ MARK L. BONO Mark L. Bono	Director	April 26, 2004

/s/ MICHAEL F. CRONIN Michael F. Cronin	Director	April 26, 2004

Signature	Title	Date

/s/ R. SEAN HONEY R. Sean Honey	Director	April 26, 2004

/s/ BARRY S. MAJOR Barry S. Major	Director	April 26, 2004

Independent auditors’ report

To the Board of Directors and Stockholders of

NBC Acquisition Corp.
Lincoln, Nebraska

We have audited the consolidated financial statements of NBC Acquisition Corp. and subsidiary as of March 31, 2003 and 2002 and for each of the three years in the period ended March 31, 2003, and have issued our report thereon dated May 27, 2003 (except as to Note O as to which date is February 16, 2004). Our audits also included the financial statement schedules of condensed parent only financial information and of valuation and qualifying accounts. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Lincoln, Nebraska
May 27, 2003

NBC Acquisition Corp. (Parent Company Only)

schedule I — condensed financial information
balance sheets

	March 31,

	2003	2002

ASSETS
OTHER ASSETS:
Due from subsidiary (Note A)	$12,371,846	$9,594,899
Investment in subsidiary (Note A)	13,188,101	—
Debt issue costs, net of amortization	1,913,335	2,239,123

	$27,473,282	$11,834,022

LIABILITIES AND STOCKHOLDERS’ DEFICIT
ACCRUED INTEREST	$993,039	$—
INVESTMENT IN SUBSIDIARY (Note A)	—	10,586,028
SENIOR DISCOUNT DEBENTURES	76,000,000	69,338,794
COMMITMENTS AND CONTINGENCIES (Note B)
STOCKHOLDERS’ DEFICIT:
Class A common stock, voting, authorized 5,000,000 shares of $.01 par value; issued and outstanding 1,264,246 shares and 1,263,371 shares at March 31, 2003 and 2002, respectively	12,642	12,634
Additional paid-in-capital	65,381,476	65,304,884
Notes receivable from stockholders	(336,681)	(865,940)
Accumulated deficit	(114,158,563)	(131,937,811)
Accumulated other comprehensive loss of subsidiary	(418,631)	(604,567)

Total stockholders’ deficit	(49,519,757)	(68,090,800)

	$27,473,282	$11,834,022

See notes to condensed financial statements.

NBC Acquisition Corp. (Parent Company Only)

schedule I — condensed financial information
statements of operations

	Year ended March 31,

	2003	2002	2001

INTEREST EXPENSE	$(7,980,033)	$(7,219,087)	$(6,521,383)
INCOME TAX BENEFIT	2,752,947	2,538,084	2,450,624
EQUITY IN EARNINGS OF SUBSIDIARY	23,006,334	15,836,307	4,338,837

NET INCOME	$17,779,248	$11,155,304	$268,078

EARNINGS PER SHARE:
Basic	$14.07	$8.83	$0.21

Diluted	$13.88	$8.83	$0.21

See notes to condensed financial statements.

NBC Acquisition Corp. (Parent Company Only)

schedule I — condensed financial information
statements of cash flows

	Year ended March 31,

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash flows from operating activities	$—	$—	$—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	52,600	13,752	642,039
Proceeds from payment on notes from stockholders	552,089	—	—
Advances to subsidiary	(604,689)	(13,752)	(642,039)

Net cash flows from financing activities	—	—	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	—	—	—
CASH AND CASH EQUIVALENTS, Beginning of year	—	—	—

CASH AND CASH EQUIVALENTS, End of year	$—	$—	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Noncash investing and financing activities:
Accumulated other comprehensive income (loss) associated with derivative financial instruments of subsidiary	$185,936	$(604,567)	$—
Notes receivable from stockholders recorded upon issuance of common stock	—	123,765	—

See notes to condensed financial statements.

NBC Acquisition Corp. (Parent Company Only)

schedule I — condensed financial information
notes to condensed financial statements

A.	Summary of Significant Accounting Policies

Due From Subsidiary — NBC Acquisition Corp. (the “Company”) files a consolidated federal income tax return with its wholly-owned subsidiary, Nebraska Book Company, Inc. (“NBC”) and follows a policy of recording income taxes equal to that which would have been incurred had the Company filed a separate return. NBC is responsible for remitting tax payments and collecting tax refunds for the consolidated group. The amount due from subsidiary represents the cumulative tax savings resulting from operating losses generated by the Company from which NBC derives the benefit through reduced tax payments on the consolidated return.

Investment In Subsidiary — The Company accounts for its investment in NBC under the equity method of accounting. Advances to or from NBC are included within the investment in subsidiary.

B.	Commitments and Contingencies

The Company, along with NBC’s wholly-owned subsidiary (Specialty Books, Inc.), has jointly and severally, unconditionally and irrevocably, guaranteed the prompt and complete payment and performance by NBC of NBC’s obligations underlying the Senior Credit Facility. Such guarantee remains in full force and effect until all obligations underlying the Senior Credit Facility, which became effective February 13, 1998 as part of the aforementioned Recapitalization and matures at various dates through March 31, 2006, have been satisfied. The maximum potential future amounts payable under the guarantee at March 31, 2003 totaled $30.5 million in principal payments, plus interest which is based, in part, on variable rates and, in part, is fixed at 5.815% through July 31, 2003. As this guarantee represents a parent’s guarantee of its subsidiary’s debt to a third party, such guarantee is not carried as a liability in the “Parent Company Only” financial statements.

NBC Acquisition Corp.

schedule II — valuation and qualifying accounts

		Charged to	Charged to
	Beginning of	Costs and	Other	Net	End of Year
	Year Balance	Expenses	Accounts	Charge-Offs	Balance

YEAR ENDED MARCH 31, 2003
Allowance for doubtful accounts	$1,429,803	$451,578	$—	$(1,438,439)	$442,942
YEAR ENDED MARCH 31, 2002
Allowance for doubtful accounts	407,033	1,629,704	—	(606,934)	1,429,803
YEAR ENDED MARCH 31, 2001
Allowance for doubtful accounts	175,899	434,070	—	(202,936)	407,033